Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129979

PROSPECTUS

3,161,864 Shares of
Common Stock

This prospectus relates to the public offering of an aggregate of 3,161,864 currently outstanding shares of common stock, par value $.0001 per share, which may be sold from time to time by the selling stockholders of Cano Petroleum, Inc. named in this prospectus.  The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market.  The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 83.  We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in thie prospectus.

THIS FILING DOES NOT INVOLVE THE REGISTRATION OF ANY NEW SHARES OF COMMON STOCK.  RATHER, THIS FILING UPDATES THE REGISTRATION OF THE COMMON STOCK ORIGINALLY REGISTERED ON FORM SB-2 ORIGINALLY FILED ON NOVEMBER 29, 2005 AND AMENDED ON JANUARY 31, 2006 AND FEBRUARY 13, 2006.  IN ACCORDANCE WITH THE REGISTRATION RIGHTS AGREEMENT ENTERED WITH CERTAIN OF THE INVESTORS, WE ARE OBLIGATED TO MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT FOR A SPECIFIC PERIOD OF TIME.

We have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is traded on the American Stock Exchange (“AMEX”) under the symbol CFW. The closing sales price for our common stock on June 8, 2007 was $5.12 per share. Our principal office is located at 801 Cherry St., Suite 3200, Fort Worth, Texas 76102, and our telephone number is 817.698.0900.

The common stock offered hereby involves a high degree of risk
See “Risk Factors” beginning on page 5.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 22, 2007.

CANO PETROLEUM, INC.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “Cano,” “we,” “us,” and “our” refer to Cano Petroleum, Inc. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” on page 89 of this prospectus. Crude oil and natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Cano Petroleum, Inc.

Introduction

Cano Petroleum, Inc. is a growing independent oil and natural gas company. Our strategy is to acquire assets with a high ratio of non-proven or proved undeveloped reserves suitable for enhanced oil recovery (“EOR”) techniques, primarily on the onshore United States for a low cost. We intend to convert these non-proven and/or proved undeveloped reserves into proved producing reserves by applying water, gas or chemical flooding and other EOR techniques. During our first two years of operations, our primary focus has been to achieve growth through acquiring interests in existing, mature fields in Texas and Oklahoma. We believe the portfolio of oil and natural gas properties we have acquired to date provides suitable opportunities to apply EOR techniques. As of July 1, 2006, we had proved reserves of 45,385 MBOE, of which 9,350 MBOE were proved producing, 1,555 MBOE were proved non-producing, and 34,480 MBOE were proved undeveloped.

We were organized under the laws of the State of Delaware in May 2003 as Huron Ventures, Inc. On May 28, 2004, we merged with Davenport Field Unit, Inc., an Oklahoma corporation, and certain other entities (the “Davenport Merger”). In connection with the Davenport Merger, we changed our name to Cano Petroleum, Inc. Prior to the Davenport Merger, we were inactive with no significant operations.

Our Properties

Davenport Properties.   In the Davenport Merger, we acquired assets in Lincoln County, Oklahoma (the “Davenport Properties”) for 5,165,000 shares of our common stock and $1,650,000 cash. Proved reserves as of July 1, 2006 attributable to the Davenport Properties are 1,587 MBOE, of which 1,164 MBOE are proved non-producing and none of which are proved undeveloped. As a result of ongoing waterflood operations on the Davenport Properties, current production is approximately 70 BOEPD. During the fiscal year ending June 30, 2007 (“Fiscal Year 2007”), we have returned 12 existing non-producing wells to production via workover and are awaiting regulatory approval to convert 11 non-injection wells into injection to optimize the waterflood pattern.  A surfactant polymer pilot is currently anticipated to be initiated in fiscal year 2008, contingent upon successful laboratory studies.

Rich Valley Properties.   In July 2004, we acquired assets in Grant County, Oklahoma (the “Rich Valley Properties”), through our acquisition of Ladder Companies, Inc., a Delaware corporation, for approximately $2.2 million. Proved reserves as of July 1, 2006 attributable to the Rich Valley Properties are approximately 600 MBOE, all of which are proved producing.  On June 11, 2007, we sold the Rich Valley Properties for $7.0 million.

Nowata Properties.   In September 2004, we acquired more than 220 wells producing from the Bartlesville Sandstone (the “Nowata Properties”) for approximately $2.6 million. Proved reserves as of July 1, 2006 attributable to the Nowata Properties are 1,305 MBOE, all of which are proved producing. As a result of prior waterflood operations on the Nowata Properties, current net production is approximately 220 BOEPD. We returned 15 wells to production to optimize the planned waterflood/alkaline, surfactant, polymer pattern. Additionally, we anticipate a 2.5 acre Surfactant Polymer Pilot scheduled by July 2007 with preliminary results anticipated by the first calendar quarter of 2008.

Desdemona Properties.   In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of $4 million in cash and 888,888 shares of our common stock valued at $3.96 per share, we acquired a 100% working interest in 10,300 acres in mature oil fields in central Texas (the “Desdemona Properties”). Proved reserves as of July 1, 2006 attributable to the Desdemona Properties are 625 MBOE, of which 391 MBOE are proved non-producing and none of which are proved undeveloped. Current production is approximately 200 BOEPD. We have completed all eleven of the required replacement wells to initiate the development of the Duke Sand Waterflood at Desdemona.   The field work required to start water flood injection, including regulatory approvals, numerous well re-works, facilities installation and drilling are expected to be completed during the third calendar quarter of 2007.  We expect initial response from the waterflood operations by the second calendar quarter of 2008. If there is a successful waterflood response, it is anticipated that a surfactant polymer pilot will be initiated in the field. Due to encouraging initial results of our Barnett Shale drilling program, we have allocated $10 million from the Fiscal Year 2007 capital budget and drilled 15 vertical wells and four horizontal wells penetrating the Marble Falls and Barnett Shale in the Desdemona Properties. We are currently stimulating our fourth horizontal well to test horizontal capabilities in the field.  As previously mentioned, we also have Marble Falls formation re-completion potential in all of the vertical and horizontal Barnett Shale wells we complete.

Corsicana Properties.   During 2005, we began acquiring oil and natural gas leases comprising the Corsicana Properties (the “Corsicana Properties”). Currently, we have a 100% working interest in 341 acres under lease and no current production from these properties. The Corsicana Properties were the subject of a proved surfactant-polymer chemical injection pilot in the 1980s and contain proved reserves as of July 1, 2006 of 848 MBOE, all of which are proved undeveloped. Our Fiscal Year 2007 capital budget contemplates re-implementation of a prior waterflood. We have drilled and completed 16 pattern replacement wells to date.  We plan to reinstate a prior waterflood in this field.  We are currently in the permitting phase and expect to receive final approvals to inject water in the third calendar quarter of 2007.  A surfactant polymer injection application is anticipated in 2008 once the waterflood reimplementation is complete.

Panhandle Properties.   On November 29, 2005, through our acquisition of W.O. Energy of Nevada, Inc. for an adjusted cash price of $48.4 million and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million, we acquired inventory, 10 workover rigs and related equipment, 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas (the “Panhandle Properties”). Proved reserves as of July 1, 2006 attributable to the Panhandle Properties are 33,358 MBOE, of which 28,685 MBOE are proved undeveloped and none of which is proved non-producing. Current production is approximately 650 BOEPD. This asset in the Brown Dolomite formation contained over 382 MMBOE of original oil in place and is surrounded by successful waterflood analogs, with the Panhandle Properties having never been subject to any form of secondary recovery. Included in our Fiscal Year 2007 capital budget is an initial Phase I development at the 1,500 acre Cockrell Ranch Unit which will include expenditures of approximately $9.8 million and which development has been initiated. Phase I development will be comprised of installation of injection facilities, drilling of 16 waterflood replacement wells, and plan to drill up to 6 more replacement wells to complete our Phase I development pattern.  To date, 40 producing wells have been worked over and returned to production.  We have added a second drilling rig to accelerate the injection well drilling, with the goal to have all wells available for injection as soon as the water injection facilities are complete.  All of the remaining injection well conversions will be complete by the end of the second calendar quarter of 2007.  Phase II and Phase III development of the Cockrell Ranch Unit is anticipated to include the re-drilling of 27 additional wells and the conversion of 48 existing producers to injection. In total, the Cockrell Ranch Unit development is anticipated to have 70 injection wells and 70 producers. Phase I injection is anticipated to commence by June 2007 with preliminary production response anticipated by December 2007. Full waterflood development over the remaining 11,000+ net acres of the Panhandle Properties is anticipated once the initial response data is available.

Pantwist Properties.   Effective February 1, 2006, our wholly-owned subsidiary, Pantwist LLC, acquired additional properties, including 167 wells and 2 workover rigs and covering approximately 9,700 acres in the Panhandle field (the “Pantwist Properties”) for a cash purchase price of $23.4 million. Proved reserves as of July 1, 2006 attributable to the Pantwist Properties are 7,060 MBOE, of which 4,947 MBOE are proved undeveloped and none of which are proved non-producing. Current production is approximately 350 BOEPD. We anticipate implementation of waterflood injection operations with respect to the Pantwist Properties in the 2010-2011 timeframe.

New Mexico Properties.  Effective February 1, 2007, our wholly-owned subsidiary, Cano Petro of New Mexico, Inc., acquired additional properties, including approximately 350 wells and two swabbing units, covering approximately 20,000 acres in Chavez and Roosevelt Counties, New Mexico (the “New Mexico Properties”) for a cash purchase price of $7 million and 404,204 shares of restricted shares of common stock with an aggregate value of approximately $1.8 million.  Current production is approximately 75 BOEPD.  This asset is in the San Andres formation containing approximately 100 MMBOE of original oil in place and has not been subject to a waterflood as have correlative fields in the area.  An expenditure of approximately $10 million is anticipated in the next twelve months returning idle wells to production and drill replacement and infill wells with an additional $40 million in capital required to recover present undeveloped reserves.

Planned Development Program

We are in the process of implementing a development program on our properties to further develop proved undeveloped reserves and to increase our reserve base. To date, we have conducted limited development operations on our properties. These operations have involved laboratory testing to evaluate EOR opportunities, design and initial construction of pilot area facilities, and some developmental drilling, including core evaluations, reservoir simulation studies and other development studies and evaluations.

For the fiscal year ended June 30, 2007 we have a capital development budget of $41 million. The largest portion of the capital budget, approximately 47%, or $19.4 million, is allocated to waterflood development in the Panhandle Properties. Approximately 10%, or $4.1 million, is allocated to waterflood development in the Desdemona Properties. Approximately 14%, or $5.8 million, is allocated to surfactant polymer pilot programs at the Nowata and Corsicana Properties. Approximately $10.0 million, or 24%, is targeted to complete the  Marble Falls/Barnett Shale drilling program at the Desdemona Properties.

Waterflood operations and EOR techniques such as surfactant-polymer chemical injection involve significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a program until increased production occurs. Generally, surfactant polymer injection is regarded as more risky compared to waterflood operations. Our ability to successfully convert proved undeveloped reserves to proved producing reserves will be contingent upon our ability to obtain future financing and/or raise additional capital, and further, is greatly contingent upon inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See “Risk Factors.”

Industry Conditions

We believe significant acquisition opportunities will continue to exist primarily because the major energy companies and large independents continue to focus their attention and resources toward the discovery and development of large fields. During the past several years, the major companies have been divesting themselves of their mature oilfields, a trend management expects will continue. Also, the recent economics of the oil and natural gas market have improved as prices have risen substantially. These conditions provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect that there will be increased competition for such properties in the future.

Our Strategy

•       Acquire Strategic Assets.   We seek to acquire low-cost assets with a high ratio of non-proven or proved undeveloped reserves suitable for waterflood and EOR techniques, primarily in the onshore United States. We believe we have acquired an attractive portfolio of assets to implement our business plan. We will continue to selectively target potential acquisition candidates in a disciplined manner, which involves being financially prudent and acquiring assets that meet our engineering and operational standards. We focus on U.S. operations. Accordingly, we are not subject to geopolitical uncertainties, dependence on foreign sources and other issues related to overseas operations.

•       No Exploration Risk.   Our portfolio is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation in making new discoveries.

•       Exploit and Develop Existing Properties.   We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced technologies, including water, gas or chemical flooding and other EOR techniques. We believe that our management team has a proven track record of exploiting underdeveloped properties to increase reserves and cash flow.

•       Maintain a Low Cost Structure.   We intend to maintain a low cost structure through maintaining efficient operations and operating control. We intend to be the working interest operator in a high proportion of our properties. This allows us to exercise more control over expenses, capital allocation, and the timing of development and exploitation activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures. Further, we employ engineering and geological consultants to aid in evaluating the economic merits of drilling plans and potential acquisitions on a case-by-case basis rather than staffing at such level, enabling us to maintain low fixed costs.

September 2006 Financing

On September 6, 2006, we sold in a private placement, preferred stock, common stock and associated warrants for aggregate gross proceeds of approximately $80.9 million. We used approximately $68.75 million to repay our long-term debt. The remainder has been and will be used for working capital and general corporate purposes, including the funding of our fiscal 2007 capital budget.

Our principal executive offices are located at 801 Cherry St., Suite 3200, Fort Worth, Texas 76102. Our telephone number is (817) 698-0900. Our website is located at www.canopetro.com.

The Offering

Common stock outstanding before the offering	32,663,098 shares(1).

Common stock offered by selling stockholders	3,161,864 shares(2).

Common stock to be outstanding after the offering	32,663,098 shares.

Use of proceeds	We will not receive any proceeds from sales made by the selling stockholders.

AMEX Symbol	CFW

Forward-Looking Statements

This prospectus contains forward-looking statements that address, among other things, our strategy to develop our business, projected capital expenditures, liquidity, and our development of additional revenue sources. The forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions. We base these forward-looking statements on information currently available to us, and we assume no obligation to update them. Our actual results may differ materially from the results anticipated in these forward-looking statements, due to various factors.

Risk Factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled “Risk Factors” beginning on page 5 of this prospectus.

(1)     Does not include as of June 8, 2007 the (i) 1,646,062 shares of common stock issuable upon exercise of the warrants, (ii) 8,823,058 shares of common stock issuable upon conversion of the 49,116 shares of our Series D Convertible Preferred Stock which are currently convertible or (iii) 729,185 shares of common stock issuable upon exercise of our currently outstanding stock options.

(2)     Includes as of June 8, 2007 the  3,161,864 shares of common stock currently outstanding.

RISK FACTORS

Our business involves a high degree of risk. Potential investors should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock.

Risks Related to Our Industry

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we produce and sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Historically, the markets for oil and natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market and political uncertainty and other factors that are beyond our control, including:

•       worldwide and domestic demands and supplies of oil and natural gas;

•       weather conditions;

•       the price and availability of alternative fuels;

•       the availability of pipeline capacity;

•       the price and level of foreign imports;

•       domestic and foreign governmental regulations and taxes;

•       the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•       political instability or armed conflict in oil-producing regions; and

•       the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves.

Government regulation may adversely affect our business and results of operations.

Oil and natural gas operations are subject to various and numerous federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, injection of substances, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations. The transportation and storage of refined products include the risk that refined products and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies and private parties for natural resources damages, personal injury, or property damages and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined and unrefined products for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. As a result, we may incur substantial expenditures and/or liabilities to third parties or governmental entities which could have a material adverse effect on us.

The oil and natural gas industry is capital intensive, and we may not be able to raise the necessary capital in the future.

The oil and natural gas industry is capital intensive. We make substantial capital expenditures for the acquisition, exploration for and development of oil and natural gas reserves.

Historically, we have financed capital expenditures primarily with cash generated by operations, proceeds from bank borrowings and sales of our equity securities. In addition, we may consider selling additional non-core assets to raise additional operating capital.

Our cash flow from operations and access to capital are subject to a number of variables, including:

•       our proved reserves;

•       the level of oil and natural gas we are able to produce from existing wells;

•       the prices at which oil and natural gas are sold; and

•       our ability to acquire, locate and produce new reserves.

Any one of these variables can materially affect our ability to borrow under our revolving credit facility.

If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to undertake or complete future drilling projects. We may, from time to time, seek additional financing, either in the form of increased bank borrowings, sales of debt or equity securities or other forms of financing, and there can be no assurance as to the availability of any additional financing upon terms acceptable to us.

Risks Related to Our Business

Our limited history makes an evaluation of us and our future difficult and profits are not assured.

Prior to the Davenport Merger in May 2004, we were inactive with no significant operations. In connection with the Davenport Merger, we decided to focus our business on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and natural gas on these prospects. Since that time, we have acquired rights in oil and natural gas properties and undertaken certain exploitation and other activities. However, we do not have a long operating history in our current business.  Although we are in the process of initiating two waterfloods and an alkaline-surfactant project, we have not completed any new waterflooding or EOR technologies on our own on any of our properties.  In view of our limited history in the oil and natural gas business, you may have difficulty in evaluating us and our business and prospects. You must consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. For our business plan to succeed, we must successfully undertake most of the following activities:

•       Find and acquire rights in attractive oil and natural gas properties;

•       Develop our oil and natural gas properties, including the successful application of EOR technologies and procedures, to the point at which oil and natural gas are being produced in commercially viable quantities;

•       Contract with third party service providers regarding services necessary to develop our oil and natural gas wells;

•       Contract with transporters and purchasers of our commercial production of oil and natural gas;

•       Maintain access to funds to pursue our capital-intensive business plan;

•       Comply with all applicable laws and regulations;

•       Implement and successfully execute our business strategy;

•       Respond to competitive developments and market changes; and

•       Attract, retain and motivate qualified personnel.

There can be no assurance that we will be successful in undertaking such activities. Our failure to undertake successfully most of the activities described above could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, there can be no assurance that our exploitation and production activities will produce oil and natural gas in commercially viable quantities. There can be no assurance that sales of our oil and natural gas production will ever generate sufficient revenues or that we will be able to sustain profitability in any future period.

If we cannot obtain sufficient additional capital when needed, we will not be able to continue with our business strategy. In addition, significant infusions of additional capital may result in dilution to your ownership and voting rights in our securities.

Our business strategy is to acquire interests in mature oil fields with established reserves that have declined to marginal production levels, but possess significant remaining upside exploitation potential, and implement various secondary and tertiary enhanced oil recovery operations. We are focused on acquiring undervalued properties that feature enhanced recovery opportunities. As we continue to find acquisition candidates, we may require additional capital to finance the acquisitions as well as to conduct our EOR operations. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our operating results and prospects. If we cannot raise the additional capital required to implement our business strategy, we may be required to curtail operations or develop a different strategy, which could adversely affect our financial condition and results of operations. Further, any debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities.

Equity financing may result in dilution to existing stockholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock.

The actual quantities and present value of our proved reserves may be lower than we have estimated.

This prospectus contains estimates of our proved reserves. The process of estimating oil and natural gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from these estimates and vary over time. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Approximately 79% of our total proved reserves as of July 1, 2006 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

Approximately 76% of our total proved reserves as of July 1, 2006 are undeveloped and approximately 3% are developed non-producing. While we plan to develop and produce all of our proved reserves, these reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all.

We may not achieve the production growth we anticipate from properties we acquire.

On May 28, 2004, we acquired Davenport Field Unit, which owned a 100% working interest in certain oil, natural gas and mineral leasehold estates and personal property related such leasehold estates located in Lincoln County, Oklahoma covering approximately 2,178 acres. On July 2, 2004, we acquired all of the outstanding common stock of the Ladder Companies, pursuant to which we acquired interests in 61 wells, including 51 that are located primarily in one field of approximately 4,500 acres in Grant County, Oklahoma (on June 11, 2007, we sold these properties). On September 14, 2004, we acquired the Nowata Properties comprised of more than 220 oil and natural gas producing wells on 2,601 acres of land in Nowata County, Oklahoma. On March 29, 2005, we acquired Square One, pursuant to which we own a 100% working interest in 10,300 acres of mature oil fields in central Texas. On November 29, 2005, we acquired all of the outstanding common stock of WO Energy, pursuant to which we own oil and natural gas properties on approximately 20,000 acres in Carson, Gray and Hutchinson counties located in the Texas panhandle with 480 producing wells, 40 water disposal wells and 380 idle wells. On April 28, 2006, our wholly owned subsidiary Pantwist, LLC acquired additional oil and natural gas properties in the Texas panhandle, which properties cover approximately 9,700 acres with 167 wells.  On March 30, 2007, our wholly owned subsidiary, Cano Petro of New Mexico, Inc., acquired additional oil and natural gas properties in New Mexico, which properties cover approximately 20,000 acres.  Our operational strategy is to implement waterflood and EOR techniques. The performance of waterflood and EOR techniques is often difficult to predict, takes an extended period of time from first investment until actual production and we may not achieve the anticipated production growth from properties we acquire.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leaseholds. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, recovery applicability from waterflood and EOR techniques, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well or property. Even when we inspect a well or property, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in onshore United States. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling and the application of waterflooding and EOR techniques may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations or our application of waterflooding or EOR techniques. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry holes or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs or our application of waterflooding or EOR techniques is not successful. Further, our drilling and other operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•       unexpected drilling conditions;

•       title problems;

•       pressure or irregularities in formations;

•       equipment failures or accidents;

•       adverse weather conditions; and

•       increases in the costs of, or shortages or delays in the availability of, chemicals, drilling rigs and equipment.

The departure of key personnel could adversely affect our ability to run our business.

Our future success is dependent on the personal efforts, performance and abilities of key management, including S. Jeffrey Johnson, our Chairman and Chief Executive Officer; Morris B. Smith, Senior Vice President and Chief Financial Officer; Patrick McKinney, Senior Vice President—Engineering and Operations; and Michael J. Ricketts, Vice President and Principal Accounting Officer. All of these individuals are integral parts of our daily operations. We have employment agreements with Messrs. Johnson, Smith, McKinney, and Ricketts. We do not maintain any key life insurance policies for any of our executive officers or other personnel. Although, to our knowledge, none of our senior management currently has any plans to retire or leave our company in the near future, the loss of any of them could significantly impact our business until adequate replacements can be identified and put in place.

We face strong competition from larger oil and natural gas companies, which makes it difficult to conduct profitable operations.

Our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of these competitors are large, well-established companies and have substantially larger operating staffs and greater capital resources than we do. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry.

We are subject to many restrictions under our revolving credit facility which may adversely impact our future operations.

We may depend on our revolving credit facility for future capital needs. As required by our revolving credit facility with our bank lenders, we have pledged substantially all of our oil and natural gas properties as collateral to secure the payment of our indebtedness. The revolving credit facility restricts our ability to obtain additional financing, make investments, sell assets, grant liens, repurchase, redeem or retire our securities, enter into specific transactions with our subsidiaries or affiliates and engage in business combinations. The revolving credit facility prohibits us from declaring or paying dividends on our common stock. We are also required to comply with certain financial covenants and ratios.

These financial covenants and ratios could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business or economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the revolving credit facility impose on us. Although we are currently in compliance with these covenants, in the past we have had to request waivers from or enter into amendments with our lenders to avoid default because of our anticipated non-compliance with certain financial covenants and ratios. Any future default, if not cured or waived, could result in the acceleration of all indebtedness outstanding under the revolving credit facility. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were available, it may not be on terms that are acceptable to us.

In addition, the revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can independently adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility.

Derivative activities create a risk of financial loss.

Pursuant to the terms of our revolving credit facility, we are parties to oil and natural gas price risk management arrangements with respect to a portion of our expected production. We purchase floors that generally result in minimum price received by us for a portion of our production over a specified time period. We have the right to receive from the counterparty, the excess of the fixed price specified in the contract over a floating price based on a market index, multiplied by the quantity identified in the derivative contract. These transactions may expose us to the risk of financial loss if the counterparties to our future contracts fail to perform under the contracts.

Failure to maintain effective internal controls could have a material adverse effect on our operations.

Beginning with our fiscal year ending June 30, 2007, we will be subject to Section 404 of the Sarbanes-Oxley Act which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing our internal controls and management’s assessment. Effective internal controls are necessary for us to produce reliable financial reports. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial reports, our business decision process may be adversely affected, our business and operating results could be harmed, we may be in violation of our lending covenants, investors could lose confidence in our reported financial information, and the price of our stock could decrease as a result.

During our evaluation of disclosure controls and procedures for the year ended June 30, 2006, we concluded that our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is: (i) accumulated and communicated to our management, including our chief executive officer, chief financial officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure; and (ii) recorded, processed, summarized and reported, with the time periods specified by the Securities and Exchange Commission’s rules and forms. This specifically pertained to the preparation and review of deferred tax liabilities and the related deferred income tax benefit. Our internal controls have been strengthened through increased review and communication between us and the third-party that assists us with our deferred tax calculations which began during the preparation of the income tax accrual for the quarter ended September 30, 2006.

During the course of performing our quarter end closing procedures as of September 30, 2006, our internal controls detected that a senior executive was involved in fraudulent sales to Cano of equipment and materials.  In the opinion of management, failure to set up adequate controls over payments to vendors represents a material weakness in the Company’s internal control over financial reporting as of September 30, 2006.  We have implemented additional procedures to strengthen our internal controls over accounts payable processing during the quarter ended December 31, 2006.  The additional procedures involved additional procedures to set-up new vendors in our accounts payable system and additional review and approval of vendor invoices prior to payment.

There can be no guarantee that we will not have deficiencies in our internal controls in the future.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•       fires;

•       natural disasters;

•       explosions;

•       pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•       weather;

•       failure of oilfield drilling and service tools;

•       changes in underground pressure in a formation that causes the surface to collapse or crater;

•       pipeline ruptures or cement failures;

•       environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases; and

•       availability of needed equipment at acceptable prices, including steel tubular products.

Any of these risks can cause substantial losses resulting from:

•       injury or loss of life;

•       damage to and destruction of property, natural resources and equipment;

•       pollution and other environmental damage;

•       regulatory investigations and penalties;

•       suspension of our operations; and

•       repair and remediation costs.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance policies currently provide for $1,000,000 general liability coverage for bodily injury and property damage including pollution, underground resources, blow out and cratering. In addition, we have $250,000 coverage for our contractual obligations to our service contractors using their equipment downhole. We have a “Hired and Non-Owned” Commercial Automobile liability limit of $1,000,000. We also have secured $25,000,000 umbrella coverage in excess of the general liability and automobile liability. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards, insure against business interruption or insure our field production equipment against loss. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, increasing the scope, geographic diversity and complexity of our operations and incurrence of additional debt.

Our business strategy includes growing our reserve base through acquisitions. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in unanticipated expenses and losses. In addition, we may assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expense, all of which could have a material adverse effect on our financial condition and operating results.

Terrorist activities may adversely affect our business.

Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Part of our business is seasonal in nature which may affect the price of our oil and natural gas.

Weather conditions affect the demand for and price of oil and natural gas. Demand for oil and natural gas is typically higher during winter months than summer months. However, warm winters can also lead to downward price trends. As a result, our results of operations may be adversely affected by seasonal conditions.

We are subject to potential early repayments as well as restrictions pursuant to the terms of our Series D Convertible Preferred Stock which may adversely impact our operations.

Pursuant to the terms of our Series D Convertible Preferred Stock, if a “triggering event” occurs, the holders of our Series D Convertible Preferred Stock will have the right to require us to redeem their preferred stock at a minimum price of at least 125% of the $1,000 per share stated value plus certain dividends. “Triggering events” include the following:

•       our common stock is suspended from trading or fails to be listed on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market;

•       we fail to convert and do not cure this failure within 10 business days after the conversion date or give notice of our intention not to comply with a request for conversion;

•       we fail to pay for at least 5 business days any amount when and as due pursuant to the terms of the Series D Convertible Preferred Stock or any documents related to the sale and registration rights of the Series D Convertible Preferred Stock, common stock and warrants;

•       certain actions are taken by us or third parties with regard to bankruptcy;

•       we default on any indebtedness which default is not waived and the applicable grace period has expired; or

•       we breach any representation, warranty, covenant or other term or condition of any document relating to the sale and registration rights regarding the Series D Convertible Preferred Stock, the common stock and the warrants, which, to the extent such breach is curable, such breach is not cured within 7 business days.

There is no guarantee that we would be able to repay the amounts due upon an occurrence of a “triggering event.”

In addition, we cannot issue any preferred stock that is senior or on par with the Series D Convertible Preferred Stock with regard to dividends or liquidation without the approval of holders of a majority of the Series D. Convertible Preferred Stock.

We are subject to several lawsuits relating to a fire that allegedly occurred on March 12, 2006 in Carson County, Texas which may have an adverse impact on us.

Cano and certain of its subsidiaries are defendants in several lawsuits relating to a fire that allegedly occurred on March 12, 2006 in Carson County, Texas. The alleged damages include damage to land and livestock, remedial expenses and claims relating to wrongful death. We have entered into a Settlement Agreement with our insurance carrier pursuant to which we received $6,699,827 in exchange for releasing the insurance carrier from any future claims.  This amount may not be sufficient to cover all of our litigation expenses and all the alleged damages.

Risks Related to Our Common Stock

Our historic stock price has been volatile and the future market price for our common stock may continue to be volatile. Further, the limited market for our shares will make our price more volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been very volatile. Since we acquired Davenport Field Unit on May 28, 2004 and through the fiscal quarter ended March 31, 2007, the market price for our common stock has ranged from $0.45 to $10.65. On June 8, 2007, our closing price on AMEX was $5.12.  Any future market price for our shares may continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public’s negative perception of our business may reduce our stock price, regardless of our operating performance. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.

If we fail to meet continued listing standards of AMEX, our common stock may be delisted which would have a material adverse effect on the price of our common stock.

Our common stock was listed on AMEX on May 5, 2005 under the symbol “CFW.” In order for our securities to be eligible for continued listing on AMEX, we must remain in compliance with certain listing standards. Among other things, these standards require that we remain current in our filings with the SEC and comply with certain provisions of the Sarbanes-Oxley Act of 2002. If we were to become noncompliant with AMEX’s continued listing requirements, our common stock may be delisted which would have a material adverse affect on the price of our common stock.

If we are delisted from AMEX, our common stock may become subject to the “penny stock” rules of the Securities and Exchange Commission, which would make transactions in our common stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that is not listed on a national securities exchange or registered national securities association’s automated quotation system and has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 require:

•       that a broker or dealer approve a person’s account for transactions in penny stocks; and

•       the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•       obtain financial information and investment experience and objectives of the person; and

•       make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

•       sets forth the basis on which the broker or dealer made the suitability determination; and

•       that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

If securities analysts downgrade our stock or cease coverage of us, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, there are many large, well-established, publicly traded companies active in our industry and market, which may mean that it is less likely that we will receive widespread analyst coverage. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We do not pay dividends on our common stock.

We have never paid dividends on our common stock, and do not intend to pay cash dividends on the common stock in the foreseeable future. Net income from our operations, if any, will be used for the development of our business, including capital expenditures and to retire debt. Any decisions to pay dividends on the common stock in the future will depend upon our profitability at the time, the available cash and other factors. Our ability to pay dividends on our common stock is further limited by the terms of our revolving credit facility and our Series D Convertible Preferred Stock.

Provisions in our corporate governance and loan documents, the terms of our Series D Convertible Preferred Stock and Delaware law may delay or prevent an acquisition of Cano, which could decrease the value of our common stock.

Our certificate of incorporation, our Series D Convertible Preferred Stock, our bylaws, our loan documents and the Delaware General Corporation Law contain provisions that may discourage other persons from initiating a tender offer or takeover attempt that a stockholder might consider to be in the best interest of all stockholders, including takeover attempts that might result in a premium to be paid over the market price of our stock.

The terms of our Series D Convertible Preferred Stock permit the holders of such preferred stock the right to have their Series D Convertible Preferred Stock redeemed upon a “change of control.” In addition, the terms of our Series D Convertible Preferred Stock do not permit us to enter into certain transactions that would constitute a “change of control” unless the successor entity assumes all of our obligations relating to the Series D Convertible Preferred Stock and the holders of a majority of our Series D Convertible Preferred Stock approve such assumption and the successor entity is publicly traded on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market.

In addition, subject to the terms of the Series D Convertible Preferred Stock, we are authorized to issue additional shares of preferred stock. Subject to the terms of the Series D Convertible Preferred Stock and our certificate of incorporation, our board of directors has total discretion in the issuance and the determination of the rights and privileges of any shares of preferred stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the common stock. It is not possible to state the actual effect of the authorization and issuance of a new series of preferred stock upon the rights of holders of the common stock and other series of preferred stock unless and until the board of directors determines the attributes of any new series of preferred stock and the specific rights of its holders. These effects might include:

•       restrictions on dividends on common stock and other series of preferred stock if dividends on any new series of preferred stock have not been paid;

•       dilution of the voting power of common stock and other series of preferred stock to the extent that a new series of preferred stock has voting rights, or to the extent that any new series of preferred stock is convertible into common stock;

•       dilution of the equity interest of common stock and other series of preferred stock; and

•       limitation on the right of holders of common stock and other series of preferred stock to share in Cano’s assets upon liquidation until satisfaction of any liquidation preference attributable to any new series of preferred stock.

The terms of our Series D Convertible Preferred Stock and the provisions in our corporate governance documents regarding the granting of additional preferred stock may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of our Board of Directors and make removal of our management more difficult. Furthermore, Delaware law imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and therefore could depress the value of our common stock.

The conversion price of our Series D Convertible Preferred Stock may be a lowered if we issue shares of our common stock at a price less than the existing conversion price which could cause further dilution to our common stockholders.

Subject to certain exclusions, if we issue common stock at a price less than the existing conversion price for our Series D Convertible Preferred Stock, the conversion price shall be adjusted downward which would further dilute our common stock holders upon conversion.

Our Series D Convertible Preferred Stock has voting rights both together with and separate from our common stock which could adversely affect our common stockholders.

The holders of our Series D Convertible Preferred Stock vote together with the holders of our common stock on an as converted basis, subject to a limitation on how many votes the Series D Convertible Preferred Stock holders may cast if the conversion price falls below $4.79. In addition, approval of holders of a majority of the Series D Convertible Preferred Stock is required for us to take the following actions:

•       to modify the certificate of incorporation or bylaws in a manner adverse to the Series D Convertible Preferred Stock;

•       increase or decrease the number of authorized shares of Series D Convertible Preferred Stock;

•       create any class of preferred stock that has a preference over or is in parity with the Series D Convertible Preferred Stock with respect to dividends or liquidation;

•       purchase, repurchase or redeem any share of common stock;

•       pay dividends or make any other distribution on the common stock; or

•       circumvent a right of the Series D Convertible Preferred Stock.

These voting rights may have an adverse impact on the common stock and the voting power of our common stockholders.

Since we are a United States real property holding corporation, non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) on gains realized on disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.

Since we are a United States real property holding corporation, a non-U.S. holder of our common stock will generally be subject to U.S. federal income tax on gains realized on a sale or other disposition of our common stock. Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs. However, we cannot offer any assurance that our common stock will be so traded in the future.

If our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable Treasury regulations.

FORWARD-LOOKING STATEMENTS

Information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•       Our future financial and operating performance and results;

•       Our business strategy;

•       Market prices;

•       Sources of funds necessary to conduct operations and complete acquisitions;

•       Development costs;

•       Our plans and forecasts;

•       Fluctuations in prices of oil and natural gas;

•       Demand for oil and natural gas;

•       Losses due to current or future litigation;

•       Risks associated with drilling and operating wells;

•       General economic conditions;

•       Governmental regulations;

•       Hedging results;

•       Events similar to September 11, 2001; and

•       Fluctuations in interest rates.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

WHERE YOU CAN FIND MORE INFORMATION

Cano Petroleum, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The phone number is 1-800-732-0330 In addition, the Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is http://www.sec.gov.

Cano Petroleum, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Cano Petroleum, Inc. and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Securities and Exchange Commission. In addition, the registration statement may be accessed at the Securities and Exchange Commission’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

In addition, our filings are available on our website at www.canopetro.com.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

On May 5, 2005, our common stock began trading on the AMEX under the symbol “CFW.” Previously, our common stock was traded on the Over-The-Counter (“OTC”) Bulletin Board under the symbol “CAOP.” For those periods in which our common stock has been traded on the AMEX, the following table sets forth the high and low sales prices per share of common stock. For those periods in which our common stock was traded on the OTC Bulletin Board, the quotations reflect the high and low bid information inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions. On June 8, 2007, the closing sale price on the AMEX was $5.12.

	Fiscal 2007				Fiscal 2006		Fiscal 2005
Fiscal Quarter	High		Low		High	Low	High	Low
First Quarter Ended September 30	$6.40		$3.69		$5.90	$3.51	$4.25	$3.80
Second Quarter Ended December 31	$5.80		$3.90		$8.40	$4.14	$5.05	$3.87
Third Quarter Ended March 31	$5.47		$4.15		$10.65	$6.43	$4.64	$3.90
Fourth Quarter Ended June 30	$5.85	(1)	$4.51	(1)	$8.66	$4.09	$6.40	$4.02

(1) Through June 8, 2007.

Holders

As of June 8, 2007, our shares of common stock were held by approximately 240 stockholders of record. In many instances, a record stockholder is a broker or other entity holding shares in street name for one or more customers who beneficially own the shares. We estimate that, as of June 8, 2007, there were approximately 4,770 beneficial holders who own our common stock in street name.

Dividends

We have not declared any dividends to date. We have no present intention of paying any cash dividends on our common stock in the foreseeable future, as we intend to use earnings, if any, to generate growth. Our Senior Credit Agreement does not permit us to pay dividends on our common stock. In addition, the terms of our Series D Convertible Preferred Stock do not permit us to pay dividends on our common stock without the approval of the holders of a majority of the Series D Convertible Preferred Stock.

CAPITALIZATION

We were organized on May 29, 2003 as Huron Ventures, Inc. We were involved in a merger of Huron Ventures, Inc. and several entities, including the Davenport Field Unit, Inc. on May 28, 2004. After the merger, Huron Ventures changed its name to Cano Petroleum, Inc. on June 3, 2004. Prior to the merger, Huron Ventures was inactive with no significant operations.

The following table sets forth our unaudited capitalization at March 31, 2007. This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes for the quarter ended March 31, 2007 which are included herein.

At March 31, 2007
(Unaudited)
Cash and cash equivalents	$119,277
Long-term debt	$21,500,000
Temporary equity
Series D convertible preferred stock and paid-in-kind dividend liquidation preference is $50,329,965	$47,064,890
Stockholders’ equity:
Common Stock, $0.0001 par value, 50,000,000 shares authorized; 33,951,392 shares issued and 32,683,098 outstanding at March 31, 2007,	3,268
Additional paid in capital	85,149,019
Accumulated deficit	(17,057,160)
Treasury stock at cost:
1,268,294 shares held in escrow	(570,732)
Total stockholders’ equity	67,524,395
Total capitalization	$136,089,285

BUSINESS AND PROPERTIES

Introduction

We are a growing independent oil and natural gas company. Our strategy is to acquire assets with a high ratio of non-proven or proved undeveloped reserves suitable for EOR techniques, primarily on the onshore United States for a low cost. We intend to convert these non-proven and/or proved undeveloped reserves into proved producing reserves by applying water, gas or chemical flooding and other EOR techniques. During our first two years of operations, our primary focus has been to achieve growth through acquiring interests in existing, mature fields in Texas and Oklahoma. We believe the portfolio of oil and natural gas properties we have acquired to date provides suitable opportunities to apply EOR techniques. As of July 1, 2006, we had proved reserves of 45,385 MBOE, of which 9,350 MBOE were proved producing, 1,555 MBOE were proved non-producing, and 34,480 MBOE were proved undeveloped.

We were organized under the laws of the State of Delaware in May 2003 as Huron Ventures, Inc. On May 28, 2004, we merged with Davenport Field Unit, Inc., an Oklahoma corporation, and certain other entities. In connection with the Davenport Merger, we changed our name to Cano Petroleum, Inc. Prior to the Davenport Merger, we were inactive with no significant operations.

Our Properties

Davenport Properties.   In the Davenport Merger, we acquired the Davenport Properties in Lincoln County, Oklahoma for 5,165,000 shares of our common stock and $1,650,000 cash. Proved reserves as of July 1, 2006 attributable to the Davenport Properties are 1,587 MBOE, of which 1,164 MBOE are proved non-producing and none of which are proved undeveloped. As a result of ongoing waterflood operations on the Davenport Properties, current production is approximately 70 BOEPD. During Fiscal Year 2007, we have returned 12 existing non-producing wells to production via workover and are awaiting regulatory approval to convert 11 non-injection wells into injection to optimize the waterflood pattern.  A surfactant polymer pilot is currently anticipated to be initiated in fiscal year 2008, contingent upon successful laboratory studies.

Rich Valley Properties.   In July 2004, we acquired the Rich Valley Properties in Grant County, Oklahoma, through our acquisition of Ladder Companies, Inc., a Delaware corporation, for approximately $2.2 million. Proved reserves as of July 1, 2006 attributable to the Rich Valley Properties are approximately 600 MBOE, all of which are proved producing. Current production is approximately 120 BOEPD. On June 11, 2007, we sold the Rich Valley Properties for $7.0 million.

Nowata Properties.   In September 2004, we acquired the Nowata Properties which consisted of more than 220 wells producing from the Bartlesville Sandstone for approximately $2.6 million. Proved reserves as of July 1, 2006 attributable to the Nowata Properties are 1,305 MBOE, all of which are proved producing. As a result of prior waterflood operations on the Nowata Properties, current net production is approximately 220 BOEPD. We returned 15 wells to production to optimize the planned waterflood/alkaline, surfactant, polymer pattern. Additionally, we anticipate a 2.5 acre Surfactant Polymer Pilot scheduled by July 2007 with preliminary results anticipated by the first calendar quarter of 2008.

Desdemona Properties.   In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of $4 million in cash and 888,888 shares of our common stock valued at $3.96 per share, we acquired a 100% working interest in the Desdemona Properties which are 10,300 acres in mature oil fields in central Texas. Proved reserves as of July 1, 2006 attributable to the Desdemona Properties are 625 MBOE, of which 391 MBOE are proved non-producing and none of which are proved undeveloped.  Current production is approximately 200 BOEPD. We have completed all eleven of the required replacement wells to initiate the development of the Duke Sand Waterflood at Desdemona.   The field work required to start water flood injection, including regulatory approvals, numerous well re-works, facilities installation and drilling are expected to be completed during the third calendar quarter of 2007.  We expect initial response from the waterflood operations by the second calendar quarter of 2008. If there is a successful waterflood response, it is anticipated that a surfactant polymer pilot will be initiated in the field. Due to encouraging initial results of our Barnett Shale drilling program, we have allocated $10 million from the Fiscal Year 2007 capital budget and drilled 15 vertical wells and four horizontal wells penetrating the Marble Falls and Barnett Shale in the Desdemona Properties. We are currently stimulating our fourth horizontal well to test horizontal capabilities in the field.  As previously mentioned, we also have Marble Falls formation re-completion potential in all of the vertical and horizontal Barnett Shale wells we complete.

Corsicana Properties.   During 2005, we began acquiring oil and natural gas leases comprising the Corsicana Properties. Currently, we have a 100% working interest in 341 acres under lease and no current production from these properties. The Corsicana Properties were the subject of a proved surfactant-polymer chemical injection pilot in the 1980s and contain proved reserves as of July 1, 2006 of 848 MBOE, all of which are proved undeveloped. Our Fiscal Year 2007 capital budget contemplates re-implementation of a prior waterflood.  We have drilled and completed 16 pattern replacement wells to date.  We plan to reinstate a prior waterflood in this field.  We are currently in the permitting phase and expect to receive final approvals to inject water in the third calendar quarter of 2007.  A surfactant polymer injection application is anticipated in 2008 once the waterflood reimplementation is complete.

Panhandle Properties.   On November 29, 2005, through our acquisition of W.O. Energy of Nevada, Inc. for an adjusted cash price of $48.4 million and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million, we acquired inventory, 10 workover rigs and related equipment, 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas which constitute the Panhandle Properties. Proved reserves as of July 1, 2006 attributable to the Panhandle Properties are 33,358 MBOE, of which 28,685 MBOE are proved undeveloped and none of which is proved non-producing. Current production is approximately 650 BOEPD. This asset in the Brown Dolomite formation contained over 382 MMBOE of original oil in place and is surrounded by successful waterflood analogs, with the Panhandle Properties having never been subject to any form of secondary recovery. Included in our Fiscal Year 2007 capital budget is an initial Phase I development at the 1,500 acre Cockrell Ranch Unit which will include expenditures of approximately $9.8 million and which development has been initiated.  Phase I development will be comprised of installation of injection facilities, drilling of 16 waterflood replacement wells, and plan to drill up to 6 more replacement wells to complete our Phase I development pattern.  To date, 40 producing wells have been worked over and returned to production.  We have added a second drilling rig to accelerate the injection well drilling, with the goal to have all wells available for injection as soon as the water injection facilities are complete.  All of the remaining injection well conversions will be complete by the end of the second calendar quarter of 2007.  Phase II and Phase III development of the Cockrell Ranch Unit is anticipated to include the re-drilling of 27 additional wells and the conversion of 48 existing producers to injection. In total, the Cockrell Ranch Unit development is anticipated to have 70 injection wells and 70 producers. Phase I injection is anticipated to commence by June 2007 with preliminary production response anticipated by December 2007. Full waterflood development over the remaining 11,000+ net acres of the Panhandle Properties is anticipated once the initial response data is available.

Pantwist Properties.   Effective February 1, 2006, our wholly-owned subsidiary, Pantwist LLC, acquired additional properties, including 167 wells and 2 workover rigs and covering approximately 9,700 acres in the Panhandle field which are the Pantwist Properties for a cash purchase price of $23.4 million. Proved reserves as of July 1, 2006 attributable to the Pantwist Properties are 7,060 MBOE, of which 4,947 MBOE are proved undeveloped and none of which are proved non-producing. Current production is approximately 350 BOEPD. We anticipate implementation of waterflood injection operations with respect to the Pantwist Properties in the 2010-2011 timeframe.

New Mexico Properties.  Effective February 1, 2007, our wholly-owned subsidiary, Cano Petro of New Mexico, Inc., acquired additional properties, including approximately 350 wells and two swabbing units, covering approximately 20,000 acres in Chavez and Roosevelt Counties, New Mexico for a cash purchase price of $7 million and 404,204 shares of restricted shares of common stock with an aggregate value of approximately $1.8 million.  Current production is approximately 75 BOEPD.  This asset is in the San Andres formation containing approximately 100 MMBOE of original oil in place and has not been subject to a waterflood as have correlative fields in the area.  An expenditure of approximately $10 million is anticipated in the next twelve months returning idle wells to production and drill replacement and infill wells with an additional $40 million in capital required to recover present undeveloped reserves.

Planned Development Program

We are in the process of implementing a development program on our properties to further develop proved undeveloped reserves and to increase our reserve base. To date, we have conducted limited development operations on our properties. These operations have involved laboratory testing to evaluate EOR opportunities, design and initial construction of pilot area facilities, and some developmental drilling, including core evaluations, reservoir simulation studies and other development studies and evaluations.

For the fiscal year ended June 30, 2007 we have a capital development budget of $41 million. The largest portion of the capital budget, approximately 47%, or $19.4 million, is allocated to waterflood development in the Panhandle Properties.

Approximately 10%, or $4.1 million, is allocated to waterflood development in the Desdemona Properties. Approximately 14%, or $5.8 million, is allocated to surfactant polymer pilot programs at the Nowata and Corsicana Properties. Approximately $10.0 million, or 24%, is targeted to complete the Marble Falls/Barnett Shale drilling program at the Desdemona Properties.

Waterflood operations and EOR techniques such as surfactant-polymer chemical injection involve significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a program until increased production occurs. Generally, surfactant polymer injection is regarded as more risky compared to waterflood operations. Our ability to successfully convert proved undeveloped reserves to proved producing reserves will be contingent upon our ability to obtain future financing and/or raise additional capital, and further, is greatly contingent upon inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See “Risk Factors.”

Industry Conditions

We believe significant acquisition opportunities will continue to exist primarily because the major energy companies and large independents continue to focus their attention and resources toward the discovery and development of large fields. During the past several years, the major companies have been divesting themselves of their mature oilfields, a trend management expects will continue. Also, the recent economics of the oil and natural gas market have improved as prices have risen substantially. These conditions provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect that there will be increased competition for such properties in the future.

Our Strategy

•       Acquire Strategic Assets.   We seek to acquire low-cost assets with a high ratio of non-proven or proved undeveloped reserves suitable for waterflood and EOR techniques, primarily in the onshore United States. We believe we have acquired an attractive portfolio of assets to implement our business plan. We will continue to selectively target potential acquisition candidates in a disciplined manner, which involves being financially prudent and acquiring assets that meet our engineering and operational standards. We focus on U.S. operations. Accordingly, we are not subject to geopolitical uncertainties, dependence on foreign sources and other issues related to overseas operations.

•       No Exploration Risk.   Our portfolio is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation in making new discoveries.

•       Exploit and Develop Existing Properties.   We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced technologies, including water, gas or chemical flooding and other EOR techniques. We believe that our management team has a proven track record of exploiting underdeveloped properties to increase reserves and cash flow.

•       Maintain a Low Cost Structure.   We intend to maintain a low cost structure through maintaining efficient operations and operating control. We intend to be the working interest operator in a high proportion of our properties. This allows us to exercise more control over expenses, capital allocation, and the timing of development and exploitation activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures. Further, we employ engineering and geological consultants to aid in evaluating the economic merits of drilling plans and potential acquisitions on a case-by-case basis rather than staffing at such level, enabling us to maintain low fixed costs.

September 2006  Financing

On September 6, 2006, we sold in a private placement, preferred stock, common stock and associated warrants for aggregate gross proceeds of approximately $80.9 million. We used approximately $68.75 million to repay our long-term debt. The remainder has been and will be used for working capital and general corporate purposes, including the funding of our fiscal 2007 capital budget.

Properties

Proved Reserves

The following table summarizes proved reserves as of July 1, 2006 and was prepared according to the rules and regulations of the Securities and Exchange Commission.

		Rich
	Nowata	Valley	Davenport	Desdemona	Corsicana	Panhandle	Pantwist	Total
Oil—MBbls	1,266	226	1,561	625	848	24,550	4,792	33,868
Gas—MMcf	232	2,260	157	—	—	52,845	13,608	69,102
Oil Equivalent (MBOE)	1,305	602	1,587	625	848	33,358	7,060	45,385

Our proved oil and natural gas reserves as of July 1, 2006 have been estimated by Forrest A. Garb & Associates, Inc., independent petroleum engineers. As defined in the Securities and Exchange Commission rules, proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include considerations of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injections) are included in the “proved” classification when successful testing by a pilot project, or the operations of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.

We have not reported our reserves to any federal authority or agency other than with the Securities and Exchange Commission pursuant to our filings with the Securities and Exchange Commission.

Our proved reserves equate to 45,385 MBOE of proved reserves, consisting of (21%) or 9,350 MBOE of proved producing reserves, 1,555 MBOE (3%) of proved non-producing reserves and 34,480 MBOE (76%) of proved undeveloped reserves.

Reserves were estimated using crude oil and natural gas prices and production and development costs in effect on July 1, 2006. On July 1, 2006, the crude oil and natural gas prices were $73.94 per barrel and $5.83 per MMbtu, respectively. The values reported may not necessarily reflect the fair market value of the reserves.

On June 11, 2007, we sold the Rich Valley properties.

Production

The following table presents production average, unit prices and average unit costs for the twelve months ended June 30, 2004, 2005 and 2006.

	Twelve Months Ended June 30,
	2004	2005	2006
Production:
Oil (MBbls)	0.2	89	193
Gas (MMcf)	—	180	689
MBOE	0.2	119	308

Average Price(1):
Oil ($/Bbl)	$34.00	$48.36	$63.38
Gas ($/Mcf)	—	$6.25	$8.87
$/BOE	$34.00	$45.62	$59.59

Expense (per BOE):
Lease operating expense	$190.15	$22.88	$22.32
Production and ad valorem taxes	$2.64	$2.87	$4.21
General and administrative expense, net	$1,047.97	$25.19	$23.48
Depreciation, depletion and amortization	$19.45	$4.15	$6.37

(1)             Excludes the effect of commodity price risk activities.

Productive Wells and Acreage

The following table shows our gross and net interest in productive oil and natural gas working interest wells as of June 11, 2007. Productive wells include wells currently producing or capable of production.

Gross(1)
Oil	Gas	Total
1,871	155	2,076

Net(2)
Oil	Gas	Total
1,769	138	1,907

(1)             “Gross” refers to wells in which we have a working interest.

(2)             “Net” refers to the aggregate of our percentage working interest in gross wells before royalties or other payout, as appropriate.

We operate all of the gross producing wells presented above. As of June 8, 2007, we had no wells containing multiple completions.

On June 11, 2007, we had total acreage of 71,788 (gross) acres and 55,693 (net) acres, all of which was considered developed acres. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage under lease, permit, contract or option that is not in the spacing unit for a producing well, including leasehold interests identified for exploitation drilling.

Drilling Activity

During the twelve months ended June 30, 2006, we re-entered and deepened one well on our Desdemona Properties. This is the only well drilling activity for that time period.

During the twelve months ended June 30, 2005, we drilled two (gross and net) developmental wells on our Davenport Properties and one (gross and net) well on our Nowata Properties for testing of surfactant polymer technology. During the twelve months ended June 30, 2004, we did not have any drilling activity.

Present Activities

During our first two years of operations, our primary focus has been to achieve growth through acquiring interests in existing, mature fields in the mid-continent region of Texas and Oklahoma. We believe the portfolio of oil and natural gas properties we have acquired to date provides suitable opportunities to apply EOR techniques. We are in the process of implementing a development program on our properties to further develop proved undeveloped reserves and to increase our reserve base. To date, we have conducted limited development operations on our properties. These operations have involved laboratory testing to evaluate EOR opportunities, design and initial construction of pilot area facilities, and some developmental drilling, including core evaluations, reservoir simulation studies and other development studies and evaluations. For the fiscal year ended June 30, 2007 we have a capital budget of $41 million. See “Planned Development Program” above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Panhandle Properties.   Approximately 47%, or $19.4 million, of the 2007 capital budget is targeted to implement Phase I of a full-field waterflood development on the Panhandle Properties which development has been initiated. These properties are in the Brown Dolomite formation and are surrounded by successful waterflood analogs. The properties have never been subject to secondary recovery. The budgeted amount is anticipated to convert proved undeveloped reserves into proved developed producing reserves. Initial development expenditures of approximately $9.8 million will be spent to design and install injection facilities, secure water rights and drill 22 new wells for water injection.  Initial response is currently expected by December 2007.

Corsicana and Nowata Properties.   Approximately $5.8 million, or 14%, of the 2007 capital budget is targeted for reimplementation of a prior waterflood on the Corsicana Properties and a surfactant polymer pilot program at the Nowata Properties. At Corsicana, we have drilled 16 wells in this high quality sandstone reservoir to develop an effective sweep pattern and re-energize the formation.  We expect initial injection by September 30, 2007 upon receipt of permits with initial response from this waterflood anticipated by December 2007. A surfactant polymer or tertiary recovery phase is anticipated once the waterflood re-implementation is complete. A proven surfactant polymer pilot was conducted in the field by a prior owner. At Nowata, we have returned 15 wells to production to optimize the planned waterflood/alkaline, surfactant, polymer pattern and anticipate a 2.5 acre surfactant polymer pilot to be commenced prior to July 2007 with preliminary results anticipated by the first calendar quarter of 2008.

Desdemona Properties.   Approximately $4.1 million, or 10%, of our 2007 capital budget is dedicated to initiate waterflood operations on the Desdemona Properties, with initial injection anticipated to commence in the quarter ending September 30, 2007.  Initial response is expected to occur by the second calendar quarter of 2008. Following a successful waterflood response, we expect to initiate a surfactant polymer pilot. In addition, we have allocated approximately $10.0 million, or 24% of our 2007 capital budget to drill 19 natural gas wells into the Marble Falls and/or Barnett Shale formations on these properties.

Davenport Properties.   Waterflood operations were implemented on this field by previous owners. We anticipate initiating a surfactant polymer pilot in this field in fiscal year 2008, contingent upon successful laboratory studies.

Waterflood operations and EOR techniques such as surfactant-polymer chemical injection involve significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a program until increased production occurs. Our ability to successfully convert proved undeveloped reserves to proved producing reserves will be contingent upon our ability to obtain financing and/or raise additional capital, and further, is greatly contingent upon inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See “Risk Factors.”

Delivery Commitment

At June 30, 2006, we had no delivery commitments with our purchasers and currently have no delivery commitments.

Title/Mortgages

Our oil and natural gas properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions as well as mortgage liens in accordance with our senior credit agreement. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business. See Note 4 to the consolidated financial statements for the fiscal year ended June 30, 2006 regarding the mortgages that we have granted under the senior credit agreement on all of our oil and natural gas properties.

We believe that we have generally satisfactory title to or rights in all of our producing properties. When we make acquisitions, we make title investigations, but may not receive title opinions of local counsel until we commence drilling operations. We believe that we have satisfactory title to all of our other assets. Although title to our properties is subject to encumbrances in certain cases, we believe that none of these burdens will materially detract from the value of our properties or from our interest therein or will materially interfere with our use in the operation of our business.

Acquisitions

We regularly pursue and evaluate acquisition opportunities (including opportunities to acquire oil and natural gas properties or related assets or entities owning oil and natural gas properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning oil and natural gas properties or related assets) and at any given time may be in various stages of evaluating such opportunities. Such stages may take the form of internal financial and oil and natural gas property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent or negotiation of a definitive agreement.

Competition

We face competition from other oil and natural gas companies in all aspects of our business, including acquisition of producing properties and oil and natural gas leases, and obtaining goods, services and labor. Many of our competitors have substantially greater financial and other resources.  Factors that affect our ability to acquire producing properties include available funds, available information about the property and our standards established for minimum projected return on investment.

Customers

We sell our crude oil and natural gas production to several independent purchasers. During the twelve months ended June 30, 2006, 10% or more of our total revenues were attributable to five customers representing 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.

Governmental Regulation

Our operations are subject to extensive and continually changing regulation affecting the oil and natural gas industry. Many departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. We do not believe that we are affected in a significantly different manner by these regulations than are our competitors.

The production of crude oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Texas and Oklahoma, the states in which we own and operate properties, have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells, the spacing of wells, and the plugging and abandonment of wells and removal of related production equipment. Texas and Oklahoma also restrict production to the market demand for crude oil and natural gas. These regulations can limit the amount of oil and natural gas we can produce from our wells, limit the number of wells, or limit the locations at which we can conduct drilling operations. Moreover, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

Transportation and Sale of Natural Gas

Even though we are predominately focused on crude oil production, our natural gas sales were approximately 37% of our total sales during the twelve months ended June 30, 2006. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates and various other matters, by the Federal Energy Regulatory Commission (“FERC”). Federal wellhead price controls on all domestic natural gas were terminated on January 1, 1993 and none of our natural gas sales prices are currently subject to FERC regulation. We cannot predict the impact of future government regulation on any natural gas operations.

Environmental Regulations

Our operations are subject to numerous stringent and complex laws and regulations at the federal, state and local levels governing the discharge of materials into the environment or otherwise relating to human health and environmental protection. These laws and regulations may, among other things, require acquisition of a permit before drilling or development commences, restrict the types, quantities and concentrations of various materials that can be released into the environment in connection with development and production activities, and limit or prohibit construction or drilling activities in certain ecologically sensitive and other protected areas. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial requirements and the imposition of injunctions to force future compliance. Our business and prospects could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts our development and production activities or imposes environmental protection requirements that result in increased costs to us or the oil and natural gas industry in general.

We conduct our development and production activities to comply with all applicable environmental regulations, permits and lease conditions, and we monitor subcontractors for environment compliance. While we believe our operations conform to those conditions, we remain at risk for inadvertent noncompliance, conditions beyond our control and undetected conditions resulting from activities by prior owners or operators of properties in which we own interests.

At June 30, 2006, our insurance policies provided for $1,000,000 general liability coverage for bodily injury and property damage including pollution, underground resources, blow out and cratering. In addition, we had $100,000 coverage for our contractual obligations to our service contractors using their equipment downhole. We had a “hired and non-owned” commercial automobile liability limit of $1,000,000. We also had $5,000,000 umbrella coverage in excess of the general liability, including pollution and automobile liability. There was a $1,000,000 policy for control of well, redrill, and pollution. Since June 30, 2006, we have increased our coverage such that we now have $250,000 coverage for our contractual obligations to service contractors using their equipment downhole and a $25,000,000 umbrella coverage in excess of the general liability, including pollution and automobile liability. Our other coverage remains as it was on June 30, 2006.

Occupational Safety Regulation

We are subject to various federal and state laws and regulations intended to promote occupational health and safety. Although all of our wells are drilled by independent subcontractors under our “footage” or “day rate” drilling contracts, we have adopted environmental and safety policies and procedures designed to protect the safety of our own supervisory staff and to monitor all subcontracted operations for compliance with applicable regulatory requirements and lease conditions, including environmental and safety compliance. This program includes regular field inspections of our drill sites and producing wells by members of our operations staff and internal assessments of our compliance procedures. We consider the cost of compliance a manageable and necessary part of our business.

Federal, State or Native American Lease

Our operations on federal, state or Native American oil and natural gas leases are subject to numerous restrictions, including nondiscrimination statutes. Such operations must be conducted pursuant to certain on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, Minerals Management Service and other agencies.

Employees

As of June 8, 2007, we and our wholly-owned subsidiaries had 103 employees, all of whom are full-time employees. None of our employees are represented by a union. We have never experienced an interruption in operations from any kind of labor dispute, and we consider the working relationships among the members of our staff to be excellent.

Principal Executive Offices

Our principal executive offices are located at The Burnett Plaza, 801 Cherry Street, Suite 3200, Fort Worth, TX 76102. Our principal executive offices consist of 24,303 square feet and are subject to a lease that expires on April 20, 2011. See Note 13 to our consolidated financial statement for the fiscal year ended June 30, 2006 regarding our lease payments now and in the future.

SELECTED HISTORICAL FINANCIAL DATA

The following table summarizes our consolidated financial data which is derived from our consolidated financial statements. The consolidated financial data as of and for the year ended June 30, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited financial statements for those years and the consolidated financial data as of and for the nine months ended March 31, 2006 and 2007 have been derived from our unaudited financial statements for those quarters.

	Year Ended June 30,					Nine Months Ended March 31,
	2002(1)	2003(1)	2004	2005	2006	2006	2007
						(unaudited)
Operating Revenues:
Crude oil and natural gas sales	$—	$—	$7,958	$5,481,640	$18,407,786	$10,532,227	$21,984,336
Operating Expenses:
Lease operating expenses	—	—	44,305	2,730,079	6,865,515	4,059,837	8,487,702
Production and ad valorem taxes	—	—	616	342,796	1,295,420	707,482	1,834,482
General and administrative	—	12,418	341,020	4,829,086	7,793,573	5,133,779	8,890,387
Accretion of asset retirement obligations	—	—	690	69,814	107,733	75,656	103,136
Depletion and depreciation	—	—	4,533	494,668	1,958,651	1,058,198	3,197,482
Total operating expenses	—	12,148	391,164	8,466,443	18,020,892	11,028,952	22,513,189
Income (loss) from operations:	—	(12,148)	(383,206)	(2,984,803)	386,894	(496,725)	(528,853)
Other income (expenses):
Unrealized gain (loss) on hedge contracts	—	—	—	—	(3,245,588)	(2,910,437)	(1,790,036)
Interest expense	—	—	—	—	(2,608,197)	(1,260,690)	(2,413,673)
Interest income and deductions, net	—	—	—	11,661	124,467	122,431	106,366
Total other income (expenses)	—	—	—	11,661	(5,729,318)	(4,048,796)	(4,097,343)
Loss from continuing operations before income tax benefit	—	(12,148)	(383,206)	(2,973,142)	(5,342,424)	(4,545,521)	(4,626,196)
Income tax benefit	—	—	—	—	3,498,000	1,470,000	1,622,000
Income (loss) from continuing operations	—	(12,148)	(383,206)	(2,973,142)	(1,844,424)	(3,075,521)	(3,004,196)
Income on disposal of discontinued operations, net:	—	3,139,167	—	—	—	—	—
Preferred stock discount	—	—	—	416,534	—	—	—
Preferred stock dividend	—	—	—	—	—	—	2,202,545
Net income (loss) applicable to common stock:
Continuing operations	—	(12,148)	(383,206)	(3,389,676)	(1,844,424)	(3,075,521)	(5,206,741)
Discontinued operations	—	3,139,167	—	—	—
Net income (loss) per share—basic and diluted	$—	$4.77	$(0.05)	$(0.29)	$(0.08)	$(0.14)	$(0.17)
Weighted average common shares outstanding
Basic and diluted	89,211	655,778	7,311,505	11,839,080	22,364,099	21,740,759	30,034,414
CASH FLOW DATA:
Cash flow provided by (used in):
Operating activities	$—	$(9,487)	$(633,927)	$(501,035)	$(6,083,774)	(6,256,444)	1,129,415
Investing activities	—	7,987	(1,248,858)	(10,726,180)	(78,365,354)	(52,960,390)	(28,892,958)
Financing activities	—	21,500	3,438,064	9,797,425	84,948,298	60,390,598	27,238,161
BALANCE SHEET DATA:
Cash and cash equivalents	$—	$20,000	$1,575,279	$145,489	$644,659	1,319,253	119,277
Total assets	—	20,000	3,340,564	17,578,420	146,948,731	118,344,226	185,244,873
Long-term debt	—	—	—	—	68,750,000	42,750,000	21,500,000
Temporary equity – Series D convertible preferred stock and paid-in kind dividend; liquidation preference is $50,329,965	—	—	—	—	—	—	47,064,890
Stockholders’ equity	(3,454,330)	17,339	2,932,765	15,390,949	40,636,233	39,481,597	67,524,395

(1)                                  We were incorporated as Huron Ventures, Inc. on May 29, 2003, and on June 3, 2003, we became a parent holding company of Calypso Merger, Inc., the survivor of a merger of it and Calypso Enterprises, Inc. Calypso Enterprises, Inc. is a predecessor of us for accounting purposes and its results of operation from July 1, 2001 until June 3, 2003 are included in our financial statements covering such periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the consolidated financial statements of Cano and its subsidiaries and notes thereto, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of management.

Overview

Introduction

We are a growing independent oil and natural gas company. Our strategy is to acquire assets with a high ratio of non-proven or proved undeveloped reserves suitable for EOR techniques, primarily on the onshore United States for a low cost. We intend to convert these non-proven and/or proved undeveloped reserves into proved producing reserves by applying water, gas or chemical flooding and other EOR techniques. During our first two years of operations, our primary focus has been to achieve growth through acquiring interests in existing, mature fields in Texas and Oklahoma. We believe the portfolio of oil and natural gas properties we have acquired to date provides suitable opportunities to apply EOR techniques. As of July 1, 2006, we had proved reserves of 45,385 MBOE, of which 9,350 MBOE were proved producing, 1,555 MBOE were proved non-producing, and 34,480 MBOE were proved undeveloped.

We were organized under the laws of the State of Delaware in May 2003 as Huron Ventures, Inc. On May 28, 2004, we merged with Davenport Field Unit, Inc., an Oklahoma corporation, and certain other entities. In connection with the Davenport Merger, we changed our name to Cano Petroleum, Inc. Prior to the Davenport Merger, we were inactive with no significant operations.

Our Properties

Davenport Properties.   In the Davenport Merger, we acquired the Davenport Properties in Lincoln County, Oklahoma for 5,165,000 shares of our common stock and $1,650,000 cash. Proved reserves as of July 1, 2006 attributable to the Davenport Properties are 1,587 MBOE, of which 1,164 MBOE are proved non-producing and none of which are proved undeveloped. As a result of ongoing waterflood operations on the Davenport Properties, current production is approximately 70 BOEPD. During Fiscal Year 2007, we have returned 12 existing non-producing wells to production via workover and are awaiting regulatory approval to convert 11 non-injection wells into injection to optimize the waterflood pattern.  A surfactant polymer pilot is currently anticipated to be initiated in fiscal year 2008, contingent upon successful laboratory studies.

Rich Valley Properties.   In July 2004, we acquired the Rich Valley Properties in Grant County, Oklahoma, through our acquisition of Ladder Companies, Inc., a Delaware corporation, for approximately $2.2 million. Proved reserves as of July 1, 2006 attributable to the Rich Valley Properties are approximately 600 MBOE, all of which are proved producing. Current production is approximately 120 BOEPD. On June 8, 2007, we sold the Rich Valley Properties for $7.0 million.

Nowata Properties.   In September 2004, we acquired the Nowata Properties consisting of more than 220 wells producing from the Bartlesville Sandstone for approximately $2.6 million. Proved reserves as of July 1, 2006 attributable to the Nowata Properties are 1,305 MBOE, all of which are proved producing. As a result of prior waterflood operations on the Nowata Properties, current net production is approximately 220 BOEPD. We returned 15 wells to production to optimize the planned waterflood/alkaline, surfactant, polymer pattern. Additionally, we anticipate a 2.5 acre Surfactant Polymer Pilot scheduled by July 2007with preliminary results anticipated by the first calendar quarter of 2008.

Desdemona Properties.   In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of $4 million in cash and 888,888 shares of our common stock valued at $3.96 per share, we acquired a 100% working interest in 10,300 acres in mature oil fields in central Texas which are the Desdemona Properties. Proved reserves as of July 1, 2006 attributable to the Desdemona Properties are 625 MBOE, of which 391 MBOE are proved non-producing and none of which are proved undeveloped.  Current production is approximately 200 BOEPD. We have completed all eleven of the required replacement wells to initiate the development of the Duke Sand Waterflood at

Desdemona.   The field work required to start water flood injection, including regulatory approvals, numerous well re-works, facilities installation and drilling are expected to be completed during the third calendar quarter of 2007.  We expect initial response from the waterflood operations by the second calendar quarter of 2008. If there is a successful waterflood response, it is anticipated that a surfactant polymer pilot will be initiated in the field. Due to encouraging initial results of our Barnett Shale drilling program, we have allocated $10 million from the Fiscal Year 2007 capital budget and drilled 15 vertical wells and four horizontal wells penetrating the Marble Falls and Barnett Shale in the Desdemona Properties. We are currently stimulating our fourth horizontal well to test horizontal capabilities in the field.  As previously mentioned, we also have Marble Falls formation re-completion potential in all of the vertical and horizontal Barnett Shale wells we complete.

Corsicana Properties.   During 2005, we began acquiring oil and natural gas leases comprising the Corsicana Properties. Currently, we have a 100% working interest in 341 acres under lease and no current production from these properties. The Corsicana Properties were the subject of a proved surfactant-polymer chemical injection pilot in the 1980s and contain proved reserves as of July 1, 2006 of 848 MBOE, all of which are proved undeveloped. Our Fiscal Year 2007 capital budget contemplates re-implementation of a prior waterflood.   We have drilled and completed 16 pattern replacement wells to date.  We plan to reinstate a prior waterflood in this field.  We are currently in the permitting phase and expect to receive final approvals to inject water in the third calendar quarter of 2007.  A surfactant polymer injection application is anticipated in 2008 once the waterflood reimplementation is complete.

Panhandle Properties.   On November 29, 2005, through our acquisition of W.O. Energy of Nevada, Inc. for an adjusted cash price of $48.4 million and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million, we acquired inventory, 10 workover rigs and related equipment, 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas which are the Panhandle Properties. Proved reserves as of July 1, 2006 attributable to the Panhandle Properties are 33,358 MBOE, of which 28,685 MBOE are proved undeveloped and none of which is proved non-producing. Current production is approximately 650 BOEPD. This asset in the Brown Dolomite formation contained over 382 MMBOE of original oil in place and is surrounded by successful waterflood analogs, with the Panhandle Properties having never been subject to any form of secondary recovery. Included in our Fiscal Year 2007 capital budget is an initial Phase I development at the 1,500 acre Cockrell Ranch Unit which will include expenditures of approximately $9.8 million and which development has been initiated.  Phase I development will be comprised of installation of injection facilities, drilling of 16 waterflood replacement wells, and plan to drill up to 6 more replacement wells to complete our Phase I development pattern.  To date, 40 producing wells have been worked over and returned to production.  We have added a second drilling rig to accelerate the injection well drilling, with the goal to have all wells available for injection as soon as the water injection facilities are complete.  All of the remaining injection well conversions will be complete by the end of the second calendar quarter of 2007.  Phase II and Phase III development of the Cockrell Ranch Unit is anticipated to include the re-drilling of 27 additional wells and the conversion of 48 existing producers to injection. In total, the Cockrell Ranch Unit development is anticipated to have 70 injection wells and 70 producers. Phase I injection is anticipated to commence by June 2007 with preliminary production response anticipated by December 2007. Full waterflood development over the remaining 11,000+ net acres of the Panhandle Properties is anticipated once the initial response data is available.

Pantwist Properties.   Effective February 1, 2006, our wholly-owned subsidiary, Pantwist LLC, acquired additional properties, including 167 wells and 2 workover rigs and covering approximately 9,700 acres in the Panhandle field which are the Pantwist Properties for a cash purchase price of $23.4 million. Proved reserves as of July 1, 2006 attributable to the Pantwist Properties are 7,060 MBOE, of which 4,947 MBOE are proved undeveloped and none of which are proved non-producing. Current production is approximately 350 BOEPD. We anticipate implementation of waterflood injection operations with respect to the Pantwist Properties in the 2010-2011 timeframe.

New Mexico Properties.  Effective February 1, 2007, our wholly-owned subsidiary, Cano Petro of New Mexico, Inc., acquired additional properties, including approximately 350 wells and two swabbing units, covering approximately 20,000 acres in Chavez and Roosevelt Counties, New Mexico for a cash purchase price of $7 million and 404,204 shares of restricted shares of common stock with an aggregate value of approximately $1.8 million.  Current production is approximately 75 BOEPD.  This asset is in the San Andres formation containing approximately 100 MMBOE of original oil in place and has not been subject to a waterflood as have correlative fields in the area.  An expenditure of approximately $10 million is anticipated in the next twelve months returning idle wells to production and drill replacement and infill wells with an additional $40 million in capital required to recover present undeveloped reserves.

Planned Development Program

We are in the process of implementing a development program on our properties to further develop proved undeveloped reserves and to increase our reserve base. To date, we have conducted limited development operations on our properties. These operations have involved laboratory testing to evaluate EOR opportunities, design and initial construction of pilot area facilities, and some developmental drilling, including core evaluations, reservoir simulation studies and other development studies and evaluations.

For the fiscal year ended June 30, 2007 we have a capital development budget of $41 million. The largest portion of the capital budget, approximately 47%, or $19.4 million, is allocated to waterflood development in the Panhandle Properties. Approximately 10%, or $4.1 million, is allocated to waterflood development in the Desdemona Properties. Approximately 14%, or $5.8 million, is allocated to surfactant polymer pilot programs at the Nowata and Corsicana Properties. Approximately $10.0 million, or 24%, is targeted to complete the Marble Falls/Barnett Shale drilling program at the Desdemona Properties.

Waterflood operations and EOR techniques such as surfactant-polymer chemical injection involve significant capital investment and an extended period of time, generally a year or longer, from the initial phase of a program until increased production occurs. Generally, surfactant polymer injection is regarded as more risky compared to waterflood operations. Our ability to successfully convert proved undeveloped reserves to proved producing reserves will be contingent upon our ability to obtain future financing and/or raise additional capital, and further, is greatly contingent upon inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See “Risk Factors.”

Industry Conditions

We believe significant acquisition opportunities will continue to exist primarily because the major energy companies and large independents continue to focus their attention and resources toward the discovery and development of large fields. During the past several years, the major companies have been divesting themselves of their mature oilfields, a trend management expects will continue. Also, the recent economics of the oil and natural gas market have improved as prices have risen substantially. These conditions provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect that there will be increased competition for such properties in the future.

Our Strategy

•       Acquire Strategic Assets.   We seek to acquire low-cost assets with a high ratio of non-proven or proved undeveloped reserves suitable for waterflood and EOR techniques, primarily in the onshore United States. We believe we have acquired an attractive portfolio of assets to implement our business plan. We will continue to selectively target potential acquisition candidates in a disciplined manner, which involves being financially prudent and acquiring assets that meet our engineering and operational standards. We focus on U.S. operations. Accordingly, we are not subject to geopolitical uncertainties, dependence on foreign sources and other issues related to overseas operations.

•       No Exploration Risk.   Our portfolio is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation in making new discoveries.

•       Exploit and Develop Existing Properties.   We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced technologies, including water, gas or chemical flooding and other EOR techniques. We believe that our management team has a proven track record of exploiting underdeveloped properties to increase reserves and cash flow.

•       Maintain a Low Cost Structure.   We intend to maintain a low cost structure through maintaining efficient operations and operating control. We intend to be the working interest operator in a high proportion of our properties. This allows us to exercise more control over expenses, capital allocation, and the timing of development and exploitation activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures. Further, we employ engineering and geological consultants to aid in evaluating the economic merits of drilling plans and potential acquisitions on a case-by-case basis rather than staffing at such level, enabling us to maintain low fixed costs.

September 2006 Financing

On September 6, 2006, we sold in a private placement, preferred stock, common stock and associated warrants for aggregate gross proceeds of approximately $80.9 million. We used approximately $68.75 million to repay our long-term debt. The remainder has been and will be used for working capital and general corporate purposes, including the funding of our fiscal 2007 capital budget.

Significant Accounting Policies

We have identified the critical accounting policies used in the preparation of our financial statements. These are the accounting policies that we have determined involve the most complex or subjective decisions or assessments. These policies are those related to our accounting method for oil and natural gas properties, estimates of proved reserves, revenue recognition and accounting for derivative instruments.

We prepared our consolidated financial statements in accordance with United States generally accepted accounting principles. GAAP requires management to make judgments and estimates, including choices between acceptable GAAP alternatives.

Oil and Natural Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All development costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the balance sheet in the consolidated financial statements were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3 to our consolidated financial statements for the fiscal year ended June 30, 2006. We had capitalized costs for oil and natural gas properties of $133,176,618 and $16,669,862 at June 30, 2006 and 2005, respectively and of $168,923,458 and $107,849,380 at March 31, 2007 and 2006, respectively.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2006, and no impairment was necessary at June 30, 2006.

Estimates of Proved Reserves

The term proved reserves is defined by the Securities and Exchange Commission in Rule 4-10(a) of Regulation S-X adopted under the Securities Act of 1933, as amended. In general, proved reserves are the estimated quantities of oil, gas and liquids that geological or engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Our estimates of proved reserves materially impact depletion expense. If proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in estimates of proved reserves may result from lower prices, evaluation of additional operating history, mechanical problems on our wells and catastrophic events such as explosions, hurricanes and floods. Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs. In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserve estimates are a function of many assumptions, all of which could deviate materially from actual results. As such, reserve estimates may vary materially from the ultimate quantities of oil and natural gas actually produced.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations.

Goodwill

The amount paid for the transaction described in Notes 2 and 12 of our consolidated financial statements for the fiscal year ended June 30, 2006 in excess of the fair value of the net assets acquired has been recorded as “Goodwill” in the Consolidated Balance Sheets. Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist. There were no impairments recorded in either of the fiscal years ended June 30, 2005 and 2006 or either of the nine months ended March 31, 2006 and 2007.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering system; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As of June 30, 2005 and 2006, we sold our crude oil and natural gas production to several independent purchasers. During the twelve months ended June 30, 2005, we had sales to primarily three customers which represented 58%, 21% and 19% of total operating revenue, respectively. During the twelve months ended June 30, 2006, we had sales of 10% or more of our total revenues to five customers representing 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively. During the nine months ended March 31, 2006, we had sales of 10% or more of our total operating revenues to four customers representing 35%, 20%, 15% and 12% of total operating revenues, respectively. During the nine months ended March 31, 2007, we had sales of 10% or more of our total operating revenues to four customers representing 34%,19%, 18% and 12%, respectively.

Derivative Hedging Contracts

We are required by our senior credit facility to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production. We have purchased hedging contracts that set “price floors” for our crude oil and natural gas production.

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparty to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparty.

We have elected not to designate the derivative financial instruments to which we are a party as hedges, and accordingly, we record such contracts at fair value and recognize changes in such fair value in current earnings as they occur.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and focuses on accounting for share-based payments for services provided by employee to employer. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, and either a binomial or Black-Scholes model may be used. We adopted SFAS 123(R) beginning July 1, 2006. Since we currently expense stock options granted to employees in accordance with SFAS 123, management does not believe that the adoption of SFAS No. 123(R) will materially impact our operating results, financial position, or our future cash flows.

On July 13, 2006, the FASB released FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109.” FIN 48 requires companies to evaluate and disclose material uncertain tax positions it has taken with various taxing jurisdictions. We are currently reviewing FIN 48 and are unable to determine the effect, if any, that FIN 48 will have to our operating results, financial position, or future cash flows. We will be required to adopt FIN 48 in our June 30, 2008 fiscal period.

Liquidity and Capital Resources

Our primary sources of capital and liquidity since May 2004 have been borrowings under credit facilities with lenders, issuance of equity securities and cash flows from operations.

At June 30, 2006, we had $68.75 million outstanding under our credit facilities with lenders. On September 6, 2006, we repaid all amounts under our credit facilities with a portion of the proceeds of an equity offering. Currently, we are a party to a $100 million revolving senior credit facility. Currently, we have a borrowing base of $48 million. Pursuant to the terms of the senior credit agreement, the borrowing base is based on our proved reserves and is redetermined every six months with one additional redetermination possible during the six month periods between scheduled redeterminations.

The maturity date is November 29, 2009 and provides that the proceeds from the senior credit agreement shall be used for (i) the development of oil and natural gas properties, (ii) for working capital purposes and (iii) general corporate purposes with the lenders having the right to pre-approve any capital expenditures and with any borrowings for general corporate purposes or working capital purposes being limited to $10 million.

Subject to certain restrictions, the senior credit agreement permits the issuance of convertible notes and equity with an optional redetermination of the borrowing base upon such issuance. So long as we are not in default under the credit agreement, we may make interest payments on any convertible notes and dividend payments on any preferred equity securities.

Under the senior credit agreement, the Leverage Ratio is as follows: (a) for each fiscal quarter ending on or after March 31, 2007, the ratio of (i) our consolidated Debt (as defined in the senior credit agreement) to (ii) the consolidated EBITDA (as defined in the senior credit agreement) for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00; (b) at the end of each fiscal quarter ending on or after September 30, 2007 shall not be greater than 4.50 to 1.00; and (c) at the end of each fiscal quarter ending on or after March 31, 2008 shall not be greater than 4.00 to 1.00 (the definition of “consolidated Debt” shall not include the amount of preferred equity securities that is otherwise included in the definition of Debt).

In the senior credit agreement, the Interest Coverage Ratio is as follows: (i) for the quarter ending June 30, 2006, the ratio of our consolidated EBITDA for the quarter period multiplied by four to our consolidated Interest Expense for the quarter period multiplied by four must be at least 1.25 to 1.00; (ii) for the quarter ending September 30, 2006, the ratio of our consolidated EBITDA for the two quarter period multiplied by two to our consolidated Interest Expense for the two quarter period multiplied by two must be at least 1.25 to 1.00; (iii) for the quarter ending December 31, 2006, the ratio of our consolidated EBITDA for the three quarter period multiplied by 4/3 to our consolidated Interest Expense for the three quarter period multiplied by 4/3 must be at least 1.25 to 1.00; (iv) for the quarter ending March 31, 2007, the ratio of our consolidated EBITDA for the four quarter period to our consolidated Interest Expense for the four quarter period must be at least 1.50 to 1.00; and (v) for any quarter ending on or after June 30, 2007, the ratio of our consolidated EBITDA for the four fiscal quarters then ended to our consolidated Interest Expense for the four fiscal quarters then ended must be at least 2.00 to 1.00.

At our option, interest is based either (i) on the prime rate plus the applicable margin ranging up to 1.75% based on the utilization level or (ii) on the LIBOR rate applicable to the interest period plus the applicable margin ranging from 2.5% to 3.25% based on the utilization level. At June 30, 2006, the interest rate was 8.49%. At June 11, 2007, the interest rate was 7.63%. For loans that are three months or less in maturity, interest is due on the maturity date of such loan. For loans that are in excess of three months, interest is due every three months.

The outstanding principal is due on or before November 29, 2009 unless pursuant to the terms of the credit agreement specific events of default occur as a result of which all outstanding principal and all accrued interest may be accelerated. Such specific events of default, include, but are not limited to: payment defaults by us, breaches of representations and warranties and covenants by us, our insolvency, a “change of control” of our business as described in the credit agreement and a “material adverse change” as described in the credit agreement.

The senior credit agreement imposes certain restrictions on us and our subsidiaries including, but not limited to, the following: (i) subject to specific exceptions, incurring additional liens; (ii) subject to specific exceptions, incurring additional debt; (iii) subject to specific exceptions, merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property; (iv) subject to specific exceptions, making certain payments, including cash dividends to our stockholders; (v) subject to specific exceptions, making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interests in any person or any oil and natural gas properties or activities related to oil and natural gas properties unless with regard to new oil and natural gas properties, such properties are mortgaged to Union Bank of California, N.A., as administrative agent, or with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement and mortgage in favor of Union Bank of California, N.A., as administrative agent; and (vi) subject to specific exceptions, entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm’s length transactions.

In addition, we are required to enter into financial contracts to hedge our exposure to commodity price risk associated with expected oil and natural production. The senior credit agreement requires financial hedge contracts to cover no less than 50% and no more than 80% of the production volumes attributable to our proved, developed and producing proven reserves. Our financial hedge contracts are further discussed in Note 5 of our consolidated financial statements for the fiscal year ended June 30, 2006.

As security for our obligations under the senior credit agreement: (i) each of our subsidiaries guaranteed all of our obligations; (ii) we, together with each of our subsidiaries, executed mortgages in favor of Union Bank of California, N.A., as collateral trustee, covering oil and natural gas properties located in Texas, Oklahoma and New Mexico; (iii) we, together with each of our subsidiaries, granted a security interest in favor of Union Bank of California, N.A., as collateral trustee, in substantially all of our assets; and (iv) we pledged our ownership interests in all of our subsidiaries to Union Bank of California, N.A., as collateral trustee.

On June 11, 2007, we had borrowings outstanding of $27.5 million and additional borrowing capacity of $16.5 million.  The current interest rate on our outstanding borrowings is 7.63%.

Cash Flows from Operating Activities

For the fiscal year ended June 30, 2006, we generated a loss applicable to common stock of $1.8 million. We had cash used in operating activities of $6,083,774, which includes payments for derivative assets (i.e. hedge contracts) totaling $6,128,402. At June 30, 2006, we had working capital of $2,164,527, which includes the derivative assets (i.e. hedge contracts) of $1,176,959 and we had unused borrowing capacity of $1.25 million.

The interest rates of the senior and subordinated debt were 8.49% and 12.74% at June 30, 2006, respectively. Due to repaying the $15 million outstanding balance on the subordinated debt, this debt facility has been permanently retired. The senior credit agreement with a borrowing base of $48 million is our only remaining source of debt.

For our fiscal year ended June 30, 2006, our operating results included seven months of results from our acquisition of WO Energy and two months of results from our acquisition of the Pantwist properties. We believe the $80.9 million financing discussed in Note 14 of our consolidated financial statements for the fiscal year ended June 30, 2006; the available borrowing capacity under the senior credit agreement of $16.5 million at June 11, 2007; and having a full twelve months of operating results from WO Energy and Pantwist for fiscal year 2007 should sufficiently fund our planned capital expenditures and working capital needs through June 30, 2007. Our capital expenditures are further discussed later in the section titled “Capital Spending Plan for Fiscal Year 2007.” However, no assurance may be given that we will be successful in improving our operating results or the eventual success of our field developmental activities during the next twelve months.

At March 31, 2007, our cash balance was $0.1 million.  For the nine months ended March 31, 2007, we generated cash from operations of $1.1 million, which was an improvement as compared to the $6.3 million used in operations for the nine months ended March 31, 2006.  This was largely due to improved earnings as discussed under “Results of Operations—Nine Months Ended March 31, 2007 and 2006.”

We believe the combination of cash on hand, cash flow generated from operations, and available senior debt of $16.5 million is sufficient to finance our $41 million capital expenditure program as further discussed below in the section titled “Future Capital Expenditures.”

Cash Flows from Financing Activities

For the fiscal year ended June 30, 2006, we entered into the following financing activities:

•       On November 29, 2005, we issued 1,791,320 common shares as part of the WO Energy acquisition, which was valued at $4.60 per share (Note 3 of our consolidated financial statements for the fiscal year ended June 30, 2006).

•       On November 29, 2005, we entered into a $100 million senior credit agreement with the lenders led by Union Bank of California, N.A., as administrative agent and as issuing lender. The borrowing base is $55 million based on our proved reserves. At June 30, 2006, we had outstanding borrowings of $53.75 million, which have now been repaid (Notes 4 and 14 of our consolidated financial statements for the fiscal year ended June 30, 2006).

•       On November 29, 2005, we entered into a $15 million subordinated credit agreement with the lenders led by Energy Components SPC EEP Energy Exploration and Production Segregated Portfolio, as administrative agent. At June 30, 2006, we had outstanding borrowings of $15 million, which have now been repaid (Notes 4 and 14 of our consolidated financial statements for the fiscal year ended June 30, 2006).

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component. The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock for the dividend in lieu of a cash dividend payment at the conversion price in effect on the date of actual conversion of the Series D Convertible Preferred Stock. Holders of approximately 55% of the preferred stock chose the PIK dividend option. The convertible preferred stock is convertible to common stock at a price of

$5.75 per share and the common stock is subject to 25% warrant coverage at an exercise price of $4.79 per share. The preferred stock is subject to mandatory redemption on September 6, 2011. Gross proceeds from the transactions were $80.9 million, of which $49.1 million was preferred stock and common stock was $31.8 million.

Cash Flows Used in Investing Activities

The proceeds from these issuances of common stock and long-term debt were used to fund the following acquisitions and development activities during the twelve months ended June 30, 2006:

•       Acquisition of the WO Energy for $57.5 million (Note 3 of our consolidated financial statements for the fiscal year ended June 30, 2006).

•       Acquisition of Pantwist properties for $23.4 million (Note 3 of our consolidated financial statements for the fiscal year ended June 30, 2006).

•       Purchase of an additional 10.5% revenue interest in the Davenport field for $0.7 million (Note 8 of our consolidated financial statements for the fiscal year ended June 30, 2006).

•       Capital expenditures of $5.7 million, consisting primarily of surfactant-polymer developmental activities, returning non-producing wells to production and implementing environmental safeguards on our existing fields.

Cash proceeds from the September 2006 financing have been used to repay $68.75 million in long-term debt outstanding at June 30, 2006, and will be used to provide working capital and for general corporate purposes, including the funding of Cano’s fiscal 2007 capital budget.

Future Capital Expenditures

For the fiscal year ended June 30, 2007, we have a capital budget of $41 million. The bulk of the capital budget, approximately 47% or $19.4 million, is allocated to waterflood development in the Panhandle Properties. Approximately 10% or $4.1 million, is allocated to waterflood development in the Desdemona Properties. Approximately 14%, or $5.8 million, is allocated to surfactant polymer pilot programs at the Nowata Properties and the Corsicana Properties. Approximately 24%, or $9.6 million, is targeted to drill a twenty-well Marble Falls/Barnett Shale program at the Desdemona Properties.

Based on our current cash resources and other current assets, management believes we have sufficient liquidity to fund operations for the next twelve months.

Results of Operations—Nine Months Ended March 31, 2007 and 2006

Overall

For the quarter ended March 31, 2007 (“2007 quarter”), we had a loss applicable to common stock of $3.2 million, which was $2.1 million higher as compared to the $1.1 million loss applicable to common stock incurred for the quarter ended March 31, 2006 (“prior year quarter”).  For the nine months ended March 31, 2007 (“2007 nine months”), we had a loss applicable to common stock of $5.2 million, which was $2.1 million higher as compared to the $3.1 million loss applicable to common stock incurred for the nine months ended March 31, 2006 (“prior year nine months”).

The following table summarizes the differences between the quarters and nine month periods.

	Quarter Ended March 31,		Increase	Nine Months Ended March 31,		Increase
Amounts in $millions	2007	2006	(Decrease)	2007	2006	(Decrease)
Results of oil and gas producing operations excluding unrealized hedging loss	$1.7	$2.3	$(0.6)	$8.4	$4.6	$3.8
Less the following items:
General and administrative expenses	3.0	1.9	1.1	8.9	5.1	3.8
Interest expense, net	0.4	0.9	(0.5)	2.3	1.2	1.1
Deferred income tax benefit	(1.1)	(0.7)	(0.4)	(1.6)	(1.5)	(0.1)
Preferred stock dividend	1.0	—	1.0	2.2	—	2.2
Loss on hedge contracts	1.6	1.3	0.3	1.8	2.9	(1.1)
Net loss	$(3.2)	$(1.1)	$(2.1)	$(5.2)	$(3.1)	$(2.1)

Results of oil and natural gas producing operations consist of operating revenues less lease operating expenses, production taxes, accretion of asset retirement obligations, and depletion and depreciation.  The 2007 quarter is $0.6 million lower than the prior year quarter.  The 2007 quarter includes three months of operating results from the Pantwist Properties totaling $0.6 million.  The prior year quarter did not include any operating results for the Pantwist Properties.  The favorable effect of including the operating results of the Pantwist Properties in the 2007 quarter was more than offset by $1.2 million of unfavorable items as compared to the prior year quarter primarily resulting from lower revenues and higher operating expenses, which are addressed below under “Operating Revenues” and “Operating Expenses.”

The $3.8 million increase from the results of oil and natural gas producing operations in the current nine months is attributed to including nine months of operating results from the Panhandle Properties (i.e. WO Energy) and the Pantwist Properties.  The prior year nine months included only four months of Panhandle Properties operating results and did not include any operating results for the Pantwist Properties.  This contributed $4.8 million to results of oil and gas operations.  The $4.8 million increase is partially offset by lower revenues and higher operating expenses, which are addressed below under “Operating Revenues” and “Operating Expenses.”

The other factors in the table are addressed in the following discussion.

Operating Revenues

The table below summarizes our operating revenues for the quarter and nine months ended March 31, 2007 and 2006.

	Quarter ended March 31,		Increase	Nine months ended March 31,		Increase
	2007	2006	(Decrease)	2007	2006	(Decrease)
Operating Revenues ($millions)	$6.4	$5.4	$1.0	$22.0	$10.5	$11.5
Sales
• Crude Oil (MBbls)	63	58	5	204	122	82
• Natural Gas (MMcf)	368	221	147	1,089	386	703
• Total (MBOE)	125	95	30	386	186	200
Average Price (includes hedge reimbursements)
• Crude Oil ($/ Bbl)	$56.84	$60.98	$(4.14)	$61.88	$60.08	$1.80
• Natural Gas ($/ Mcf)	$7.66	$8.39	$(0.73)	$8.57	$8.29	$0.28

The 2007 quarter operating revenues of $6.4 million represent an improvement of $1.0 million as compared to the prior year quarter of $5.4 million. The $1.0 million improvement is primarily attributable to:

•                  Increased operating results from the Pantwist Properties ($1.6 million of revenue and 31 MBOE of sales), as we did not have Pantwist in prior year quarter operating results, as previously discussed.

•                  Increased natural gas sales at the Desdemona Properties ($0.2 million of revenue and 7 MBOE of sales) due to our development of the Barnett Shale formation, as previously discussed under “Future Capital Expenditures.”

•                  Other increases ($0.2 million of revenue and 2 MBOE of sales), primarily due to increased production at our Davenport, Rich Valley and Nowata Properties.

Partially offsetting the aforementioned increases are decreases due to:

•                  Increased crude oil inventory at the Panhandle Properties due to the extended shutdown of the Valero McKee refinery located in the Texas Panhandle (estimated decrease in revenue and sales of $0.3 million and 6 MBOE, respectively).  This refinery resumed limited operations during March 2007 and is expected to be fully on-line during May 2007.

•                  Decreased crude oil and natural gas sales as production from the Panhandle Properties was temporarily shut-in due to adverse weather during January and February 2007 (estimated decrease in revenue and sales of $0.2 million revenue and 4 MBOE, respectively).

•                  Lower prices received for crude oil and natural gas sales (revenue effect is approximately $0.5 million).

Also, the Pantwist Properties experienced adverse weather during January and February 2007, which reduced their revenue and sales for the 2007 quarter by an estimated $0.1 million and 2 MBOE, respectively.

The 2007 nine months operating revenues of $22.0 million represent an improvement of $11.5 million as compared to the prior year quarter of $10.5 million.  The $11.5 million improvement is primarily attributable to:

•                  Increased operating results from the Panhandle Properties and the Pantwist Properties, as previously discussed (combined $11.3 million of revenue and 203 MBOE of sales).

•                  Higher prices received for crude oil and natural gas sales (revenue effect is approximately $0.7 million).

•                  Increased natural gas sales at the Desdemona Properties, as previously discussed above ($0.2 million of revenue and 7 MBOE of sales).

Partially offsetting the aforementioned increases are decreases due to the increased crude oil inventory at the Panhandle Properties and adverse weather at the Panhandle and Pantwist properties, as previously discussed.

The average price we received for crude oil sales is generally at or above market prices received at the wellhead.  The average price we receive for natural gas sales is approximately the market price received at the wellhead less transportation and marketing expenses.  The average prices received for crude oil and natural gas sales are positively impacted by settlement payments received under our derivative agreements as discussed below under “Loss on Hedging Contracts / Settlement Payments.”

Operating Expenses

For the 2007 quarter, our total operating expenses were $7.8 million, or $2.7 million higher than the prior year quarter of $5.1 million. The $2.7 million increase is primarily attributed to including three months of Pantwist Properties operating expenses totaling $1.0 million, higher general and administrative expenses of $1.1 million, and higher other operating expenses of $0.5 million.

For the 2007 nine months, our total operating expenses were $22.5 million, or $11.5 million higher than the prior year nine months of $11.0 million. The $11.5 million increase is primarily attributed to including nine months of Panhandle Field and Pantwist Properties operating expenses totaling $6.4 million, higher general and administrative expenses of $3.8 million, and higher other operating expenses of $1.3 million.

Our lease operating expenses (“LOE”) consists of costs of producing crude oil and natural gas such as labor, supplies, repairs, maintenance, and utilities.  For the 2007 quarter, the LOE per BOE was $24.68, which is unusually high because it is based on crude oil and natural gas sales which were adversely impacted by the increased crude oil inventory at the Panhandle Properties, as previously discussed, and $0.3 million of non-recurring expenses.  When the LOE per BOE is recomputed based on production, our LOE per BOE is $21.81, which is slightly higher as compared to the prior year quarter of $21.70 per BOE.  For the 2007 nine months, the LOE per BOE was $21.74, which is a slight improvement as compared to the prior year nine months of $21.84 per BOE.  The improvement in the 2007 nine months results is due to implementing operational improvements in prior months, which has led to improved operating efficiency in current months.  We generally incur a high amount of LOE because our fields are more mature and typically produce less oil and more water, and they are generally at the end of the primary or secondary production cycle.  We are continuing to implement improvements to field operations to increase operational efficiency.

Our general and administrative (G&A) expenses consist of support services for our operating activities and investor relations costs. For the 2007 quarter, our G&A expenses totaled $3.0 million, which is $1.1 million higher than the prior year quarter amount of $2.0 million.  The primary contributors to the $1.1 million increase were higher legal fees to comply with regulatory requirements and for litigation of $0.8 million; increased labor and staffing costs of $0.3 million; and increased fees of $0.2 million for accounting services for SEC reporting and to achieve full compliance the Section 404 of the Sarbanes-Oxley Act, partially offset by lower other expenses of $0.2 million.  For the 2007 nine months, our G&A expenses totaled $8.9 million, which is $3.8 million higher than the prior year nine months’ amount of $5.1 million.  The primary contributors to the $3.8 million increase were higher legal fees to comply with regulatory requirements and for litigation of $1.6 million; increased labor and staffing costs of $1.4 million; increased fees of $0.6 million for accounting services for SEC reporting and to achieve full compliance the Section 404 of the Sarbanes-Oxley Act; and higher other expenses of $0.2 million.

Our production and ad valorem taxes (“taxes”) consist of production taxes for crude oil and natural gas sales assessed by Texas and Oklahoma, and ad valorem taxes for property taxes assessed by Texas and Oklahoma on the value of our oil and gas fields.  For the 2007 and prior year quarters, our taxes totaled $0.6 million and $0.4 million, respectively.  For the 2007 and prior year nine month periods, our taxes totaled $1.8 million and $0.7 million, respectively.  The increase in taxes is due to increased sales of crude oil and natural gas as discussed under “Operating Revenues” and increased ad valorem taxes from the Panhandle and Pantwist properties.  For the 2007 quarter and nine month periods, our ad valorem taxes totaled $0.2 million and $0.5 million, respectively.  For the prior year quarter and nine month periods, our ad valorem taxes were $0.1 million.

Loss on Hedging Contracts / Settlement Payments

As discussed in Note 5 to the financial statements for the nine months ended March 31, 2007, we entered into financial contracts to set price floors for crude oil and natural gas. In accordance with SFAS 133, during the 2007 quarter and current nine months, we recorded a Loss on Hedging Contracts of $1.6 million and $1.8 million, respectively, to reflect the fair value of the derivative instruments as of March 31, 2007.  For the prior year quarter and prior year nine months we had recorded a Loss on Hedging Contracts of $1.3 million and $2.9 million, respectively.  By their nature, these derivative instruments can be highly volatile to our earnings. A five percent change in these prices for our derivative instruments can impact earnings by approximately $100,000.

Also, during the 2007 quarter and current nine months, as discussed in Note 5 to the financial statements for the nine months ended March 31, 2007, there were settlements under our derivative agreements due to Cano.  The settlements were cumulative monthly payments to Cano primarily due to the NYMEX natural gas price being lower than the “floor natural gas prices” ranging from $7.60 to $8.50 per mcf.  We also received payments for the NYMEX crude oil price being lower than the “floor crude oil prices” ranging from $55 to $60 per barrel.  For the 2007 quarter and current nine months, the settlement payments to Cano for natural gas were $88,790 and $813,018, respectively.  For the 2007 quarter and current nine months, the settlement payments to Cano for crude oil were $18,152 and $45,381, respectively.  For the prior year quarter and nine month periods, the settlement payments to Cano for natural gas were $140,996. and there were no settlement payments for crude oil.

Interest Expense

The interest expense we incurred in the 2007 quarter and 2007 nine months of $0.4 million and $2.4 million, respectively, resulted directly from senior credit agreement and subordinated credit agreement as discussed in Note 3 to the financial statements for the nine months ended March 31, 2007.  The 2007 nine months’ amount includes $0.5 million for previously deferred financing costs pertaining to our subordinated credit agreement since we have permanently retired this credit agreement, as discussed in Note 3 to the financial statements for the nine moths ended March 31, 2007.  For the prior year quarter and nine month periods, our interest expense was $0.9 million and $1.3 million, respectively.  As we continue progress on our “Future Capital Expenditures,” as previously discussed, we expect to see increased interest expense in future periods.

Deferred Income Tax Benefit

As of March 31, 2007, we had a net deferred tax liability of $31.2 million.  This represents deferred tax benefits from generation of net operating losses because a valuation allowance against such items is not required. We review our deferred tax assets at least quarterly and record a valuation allowance against those assets when we conclude that it is more likely than not that those assets will expire without being utilized. For the 2007 quarter and 2007 nine months, we recorded an income tax benefit of $1.1 million and $1.6 million, respectively.  For the prior year quarter and prior year nine months, we recorded an income tax benefit of $0.7 million and $1.5 million, respectively.

Preferred Stock Dividend

The preferred stock dividend during the 2007 quarter and 2007 nine months of $1.0 million and $2.2 million, respectively, resulted from the preferred stock financing, which was completed on September 6, 2006, as discussed in Note 2 to the financial statements for the nine months ended March 31, 2007.  Since we did not issue preferred stock during the nine months ended March 31, 2006, there were no preferred stock dividends for the periods ended March 31, 2006.

Results of Operations—Twelve Months Ended June 30, 2006 and 2005

Overall

For the twelve months ended June 30, 2006 (“2006 Fiscal Year”), we had a loss applicable to common stock of $1.8 million, which is $1.6 million lower as compared to the $3.4 million loss applicable to common stock incurred for the twelve months ended June 30, 2005 (“2005 Fiscal Year”).

The following table summarizes the differences between the two fiscal years.

	Fiscal Year Ended June 30,		Increase
	2006	2005	(Decrease)
	Amounts in $millions
Results of oil and gas producing operations excluding hedging loss	$8.2	$1.8	$6.4
Less the following items:
General and administrative expenses	7.8	4.8	3.0
Interest expense, net	2.5	—	2.5
Deferred income tax benefit	(3.5)	—	(3.5)
Preferred stock discount	—	0.4	(0.4)
Loss on hedge contracts	3.2	—	3.2
Net loss	$(1.8)	$(3.4)	$1.6

Results of oil and natural gas producing operations consist of operating revenues less lease operating expenses, production taxes, accretion of asset retirement obligations, and depletion and depreciation. The $6.4 million increase is attributed to:

•       Including seven months of operating results from the acquisition of the Panhandle Properties (i.e. WO Energy) which contributed $3.5 million to net operating income;

•       Including two months of operating results from the Pantwist Properties which contributed $0.9 million to net operating income;

•       Including two months of operating results from the Nowata Field which contributed $0.4 million to net operating income; and

•       Improved operating results from our Davenport, Rich Valley, Desdemona, and Nowata Fields, primarily due to higher crude oil and natural gas prices received and increased sales.

The other factors mentioned in the above table will be addressed in the following discussion.

Operating Revenues

The table below summarizes our operating revenues for the two fiscal years.

	Fiscal Year ended June 30,		Increase
	2006	2005	(Decrease)
Operating Revenues	$18,407,786	$5,481,640	$12,926,146
Sales
• Oil (MBbls)	193	89	104
• Gas (MMcf)	689	180	509
• Total (MBOE)	308	119	190
Average Price
• Oil ($/ Bbl)	$63.38	$48.36	$15.02
• Gas ($/ Mcf)	$8.87	$6.25	$2.62

The 2006 Fiscal Year operating revenues of $18.4 million represent an improvement of $12.9 million as compared to the 2005 Fiscal Year of $5.5 million. The $12.9 million improvement is primarily attributable to:

•       Including seven months of operating revenue from the Panhandle Properties ($7.9 million of revenue and 139 MBOE of sales);

•       Including two months of operating revenue from the Pantwist Properties ($1.5 million of revenue and 24 MBOE of sales);

•       Including an additional two months of operating revenue from the Nowata Field ($0.8 million of revenue and 12 MBOE of sales);

•       The higher prices received for crude oil and natural gas sales; and

•       Increased sales of 15 MBOE from the other fields.

The average price we received for crude oil sales is generally at or above posted prices in the field. The average price we receive for natural gas sales is approximately the market (indexed) price less marketing and other purchaser expenses. Excluding the effect of the natural gas hedge, the natural gas price we received was $8.09/Mcf.

During March 2006, there were grass fires in the Texas Panhandle area. These fires temporarily shut-in production on the Panhandle Properties until flow lines were restored. We estimate the temporary shut-in resulted in approximately $0.3 million reduction in revenues for March and April 2006. By mid-April 2006, the Panhandle Properties were producing at 95% of normal operations.

We expect future increases to sales through capital expenditures as previously discussed in “Plan of Operation—Capital Spending Plan for Fiscal Year 2007.”

Operating Expenses

For the 2006 Fiscal Year, our total operating expenses were $18.0 million, or $9.5 million higher than the 2005 Fiscal Year of $8.5 million. The $9.5 million increase is primarily attributed to:

•       Including seven months of the Panhandle Properties operating expenses totaling $4.4 million;

•       Including two months of the Pantwist Properties operating expenses totaling $0.6 million;

•       Including two additional months of the Nowata Field operating expenses totaling $0.4 million;

•       Higher general & administrative expenses of $3.0 million, including an offsetting lower deferred compensation expense of $1.2 million; and

•       Higher other operating expenses of $0.4 million.

Our lease operating expenses (“LOE”) consists of the costs of producing crude oil and natural gas such as labor, supplies, repairs, maintenance, and utilities. For the 2006 Fiscal Year, the LOE per BOE was $22.32 per BOE, which is slightly lower than the $22.88 we incurred during 2005 Fiscal Year. We generally incur a high amount of LOE because our fields are more mature and typically produce less oil and more water, and they are generally at the end of the primary or secondary production cycle. Since our acquisitions are mature fields, our initial focus is to evaluate the existing operations and make the necessary operational improvements to improve operating efficiency. Based on management’s past experience, it generally requires up to twelve months to fully analyze the acquired field and spend the necessary funds to improve the field operations to meet our operational standards. We expect these expenditures should lead to increased operational efficiency and reduced operating expenses in future periods.

Our general and administrative (“G&A”) expenses consist of support services for our operating activities and investor relations costs. For the 2006 Fiscal Year, our G&A expenses totaled $7.8 million, which is $3.0 million higher than the 2005 Fiscal Year of $4.8 million. The primary contributors to the $3.0 million increase were:

•       Increased labor and staffing costs of $1.8 million;

•       Higher legal fees of $1.1 million to comply with regulatory requirements and for litigation;

•       Expenses associated with the Sabine joint venture of $0.4 million, as discussed in “Certain Relationships and Related Transactions—Transactions with Directors” and in Note 8 of our consolidated financial statements for the fiscal year ended June 30, 2006;

•       Expenses of $0.3 million to maintain the WO Energy offices; and

•       Other items totaling $0.6 million due to higher travel costs, board of director compensation, higher accounting fees and increased insurance costs.

Offsetting these increases was lower deferred compensation expense of $1.2 million.

On January 6, 2006, our Board of Directors approved the following non-executive director compensation schedule. Each director shall receive an annual cash retainer of $25,000. Each director shall be paid $1,000 cash for each Board meeting and Board committee meeting attended. The Audit Committee Chairman shall receive an additional annual cash retainer of $5,000. The Compensation Committee Chairman, the Corporate Governance Committee Chairman, the Nominating Committee Chairman and the chairman of any other committee or special committee established by the Board shall be paid an additional annual cash retainer of $3,000.

Our payroll and payroll-related costs comprise $3.0 million, or 42% of our total G&A expenses. We expect these costs to continue to increase because the recent growth in the petroleum industry has increased competition for labor resources.

Loss on Hedging Contracts

As discussed in Note 5 of our consolidated financial statements for the fiscal year ended June 30, 2006, we paid $6.1 million to enter into financial contracts to set price floors for crude oil and natural gas through April 2009. In accordance with SFAS 133, we recorded a Loss on Hedging Contracts of $3.2 million to reflect the fair value of the derivative instruments as of June 30, 2006. By their nature, these derivative instruments can be highly volatile to our earnings. A five percent change in these prices for our derivative instruments can impact earnings by approximately $144,000. We did not have hedging contracts during the 2005 Fiscal Year.

Also, during the 2006 Fiscal Year, as discussed in Note 5 of our consolidated financial statements for the fiscal year ended June 30, 2006, there were settlements under our derivative agreements due to Cano amounting to $540,871. The settlements were cumulative monthly payments due to Cano since the NYMEX natural gas price was lower than the $8.50 and $7.60 “floor natural gas price.” Such payments are included in crude oil and natural gas sales on our consolidated statement of operations for the year ended June 30, 2006.

As discussed in Note 4 of our consolidated financial statements for the fiscal year ended June 30, 2006, the senior credit agreement requires that we implement financial hedge contracts to cover no less than 50% and no more than 80% of the production volumes attributable to our proved, developed and producing proven reserves. We are required to maintain three year hedges, and to update our hedges semi-annually. We intend to enter into financial contracts to set price floors for our crude oil and natural gas production.

Interest Expense

The interest expense of $2.6 million that we incurred in the 2006 Fiscal Year resulted directly from senior and subordinated credit agreements we entered into on November 29, 2005, as discussed in Note 4 of our consolidated financial statements for the fiscal year ended June 30, 2006. We did not have credit agreements during the 2005 Fiscal Year.

As discussed under “Liquidity and Capital Resources” and Note 14 of our consolidated financial statements for the fiscal year ended June 30, 2006, on September 6, 2006, we completed a private placement of preferred stock, common stock and warrants totaling gross proceeds of $80.9 million. The preferred dividend rate is 7.875%. These proceeds have been used to repay long-term debt of $68.75 million as of June 30, 2006, and the remainder will be used to provide working capital and for general corporate purposes, including the funding of our fiscal 2007 capital budget. Our outstanding subordinated debt totaling $15 million, with an interest rate of 12.74%, has been permanently retired. We intend to borrow against the senior credit agreement, with an available borrowing base of $55 million, as needed to fund capital spending and working capital needs.

Deferred Income Tax Benefit

As the result of the recognition of the deferred tax liabilities assumed in the acquisitions of WO Energy and Square One, as discussed in Notes 3 and 12 of our consolidated financial statements for the fiscal year ended June 30, 2006, to the financial statements, we have recorded a net deferred tax liability. This allows us to recognize deferred tax benefits from generation of net operating losses because a valuation allowance against such items is not required. We review our deferred tax assets at least quarterly and record a valuation allowance against those assets when we conclude that it is more likely than not that those assets will expire without being utilized. For the 2006 Fiscal Year, we recorded a deferred income tax benefit of $3,498,000. This benefit amounts to an effective tax rate of approximately 65%, due to recording the effect of a change in enacted rates in the State of Texas in May 2006, amounting to $1,840,000. See Note 12 of our consolidated financial statements for the fiscal year ended June 30, 2006 for more information.

Preferred Stock Discount

The reduced preferred stock discount amounting to $0.4 million occurred during the 2005 Fiscal Year and was attributable to certain issuances of preferred stock during that period. Since we did not issue preferred stock during the 2006 Fiscal Year, there is no preferred stock discount for the 2006 Fiscal Year.

Results of Operations—Twelve Months Ended June 30, 2005 and 2004

A comparison of the summary results of operations for the twelve months ended June 30, 2005 (the “2005 Fiscal Year”) and 2004 (the “2004 Fiscal Year”) is presented below.

	2005	2004
Operating revenues	$5,481,640	$7,958
Operating expenses	8,466,443	391,164
Loss applicable to common stock	(3,389,676)	(383,206)

The two periods are not comparable since the 2004 Fiscal Year represents only one month of results from the Davenport Field and general office expenses, and the 2005 Fiscal Year represents a full twelve months and includes the results of all four of our fields and general office expenses.

Contractual Obligations

The following table sets forth our contractual obligations in thousands at March 31, 2007 for the periods shown:

	Total	Less than One Year	One To Three Years	Three to Five Years	More Than Five Years
Long-term debt(1)	$21,500	$—	$21,500	$—	$—
Operating lease obligations	$1,585	$377	$774	$434	$—
Total contractual obligations	$23,085	$377	$22,274	$434	$—

(1)            The senior credit facility matures on November 29, 2009.  At June 11, 2007, there was $27.5 million outstanding under the senior credit facility.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Commodity Risk

The Company’s revenues are derived from the sale of its crude oil and natural gas production. The prices for oil and natural gas are extremely volatile and sometimes experience large fluctuations as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Pursuant to our senior credit agreement, we are required to enter into financial contracts to hedge approximately two-thirds of our production at specified floors for oil and natural gas between $55 and $60 per barrel and between $7.50 and $8.50 per Mcf. Therefore, for the hedged production, we will receive at least the floor prices. Approximately one-third of our production is not subject to the floors and is subject to the volatility and price fluctuations of oil and natural gas.

Assuming that the prices that we receive for our crude oil and natural gas production are above the above described floors, based on our actual fiscal year sales volumes for the year ended June 30, 2006, a 10% decline in the prices we receive for our crude oil and natural gas production would have had an approximate $1.4 million impact on our revenues.

Interest Rate Risk

At June 30, 2006, we had borrowings of $68.75 million outstanding under our credit agreements. In September 2006 we repaid this indebtedness using the proceeds from our September 6, 2006 private placement. If on our borrowings that were outstanding at June 30, 2006 there had been an increase in the interest rate of 1%, our interest expense would have increased by $687,500 annually.

Derivative Hedging Contracts

We are required to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production. By achieving this objective we intend to protect the outstanding debt amounts and maximize the funds available under our existing debt agreements, which should enable us to support our annual capital budgeting and expenditure plans. We have purchased hedging contracts that set “price floors” for our crude oil and natural gas production.

During December 2005 and May 2006, we paid $5.3 million and $0.8 million ($6.1 million in total), respectively, to enter into financial contracts to set price floors.  During the nine months ended March 31, 2007, we paid $1.2 million to enter into additional financial contracts to set price floors for the 2009 calendar year.  These financial contracts are summarized in the table below.

Time Period	Floor Oil Price	Barrels per Day	Floor Gas Price	Gas Mcf per Day	Barrels of Equivalent Oil per Day
1/1/06 – 12/31/06	$60	534	$8.50	1,784	832
6/1/06 – 12/31/06	$60	79	$7.60	690	194
1/1/07 – 12/31/07	$55	507	$8.00	1,644	781
1/1/07 – 12/31/07	$60	72	$7.60	658	182
1/1/08 – 12/31/08	$55	479	$7.50	1,534	735
1/1/08 – 12/31/08	$60	66	$7.60	592	164
1/1/09 – 4/30/09	$60	59	$7.60	559	152
1/1/09 – 12/31/09	$55	395	$7.60	1,644	668

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparties. At June 30, 2006, we had a receivable balance due from our counterparties amounting to $161,173, and at March 31, 2007, we had a receivable due from our counterparties amounting to $26,790.

Changes in the fair values of our derivative instruments are recorded immediately in earnings in other income on our statements of operations. Cash flows resulting from the settlement of our derivative instruments are recorded as other income or expense in the consolidated statements of operations. During the twelve-month period ended June 30, 2006, there were settlements under our derivative agreements due to Cano amounting to $540,871, and during the nine month period ended March 31, 2007 there were settlements under our derivative agreements due to Cano amounting to $858,399, which are included in our Consolidated Statements of Operations under “Crude oil and natural gas sales.” The settlements were cumulative monthly payments due to Cano since the NYMEX natural gas price was lower than the “floor natural gas prices” ranging from $7.60 to $8.50 per Mcf and the NYMEX crude oil price was lower than the “floor crude oil prices” of $55 to $60 per barrel.  The cash flows relating to the derivative instruments are reflected in operating activities on our statements of cash flow.

Our mark-to-market valuations used for our derivative instruments were based on prices that are actively quoted and provided by external sources.  In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, we recorded the $7.3 million payment as Derivative Assets. SFAS 133 also provides that derivative instruments be measured at fair value on the balance sheet date. During the twelve month period ended June 30, 2006, we recognized losses on hedge contracts to our Consolidated Statements of Operations amounting to $3,245,588 under “Unrealized loss on hedge contracts.”  During the nine month period ending March 31, 2007, we recognized losses on hedge contracts to our Consolidated Statements of Operations amounting to $1,790,036 under “Unrealized gain on hedge contracts.” At June 30, 2006, our Derivative Assets totaled $2,882,814, of which $1,705,855 is considered long-term, and at March 31, 2007, our Derivative Assets totaled $2,310,538, of which $1,617,431 is considered long-term.

If crude oil prices fell $1 below our hedged crude oil price floor, we would save approximately $100,000 due to having the crude oil price floor hedge in place. If natural gas prices fell $1 below our hedged natural gas price floor, we would save approximately $340,000 due to having the natural gas price floor hedge in place.

LEGAL PROCEEDINGS

On March 23, 2006, the following lawsuit was filed in the 100th Judicial District Court in Carson County, Texas; Cause No. 9840, The Tom L. and Anne Burnett Trust, by Anne Burnett Windfohr, Windi Phillips, Ben Fortson, Jr., George Beggs, III and Ed Hudson, Jr. as Co-Trustees; Anne Burnett Windfohr; and Burnett Ranches, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages, including, but not limited to, damages for damage to their land and livestock, certain expenses related to fighting the fire and certain remedial expenses. In addition, the plaintiffs seek (i) termination of certain oil and natural gas leases, (ii) reimbursement for their attorney’s fees and (iii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or defacto partnership. The owner of the remainder of the mineral estate, Texas Christian University, has intervened in the suit joining the plaintiffs’ request to terminate certain oil and natural gas leases and on January 26, 2007, Southwestern Public Service Company d/b/a XCEL Energy, intervened in the suit as an adverse party to all defendants, claiming that the fire that is subject of this lawsuit destroyed transmission and distribution equipment, including utility poles, lines and other equipment with an estimated loss of $1,876,000.  By order dated March 7, 2007, the court granted defendants’ motion to strike the intervention of Southwest Public Service Company d/b/a XCEL Energy.

On June 21, 2007, the Judge of the 100th Judicial District Court issued a Final Judgment (a) granting motions for summary judgment in favor of the Company and certain of its subsidiaries on plaintiffs’ claims for (i) breach of contract/termination of an oil and gas lease; and (ii) negligence; and (b) granting the plaintiffs’ no-evidence motion for summary judgment on the contributory negligence, assumption of the risk, repudiation and estoppel affirmative defenses asserted by the Company and certain of its subsidiaries. The Final Judgment is subject to appeal.

Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 28, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1922, Robert and Glenda Adcock, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. There are 43 plaintiffs and four groups of interveners that claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence, gross negligence, trespass and nuisance and (ii) seek undisclosed damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses. In addition, the plaintiffs seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.  The case is set for trial on October 29, 2007.  On May 21, 2007, the plaintiffs filed a first amended petition.  In their amended petition, the plaintiffs assert an additional claim for res ipsa loquitor and also claim that the Company and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.  Further, the First Amended Petition names eleven new plaintiffs to the suit. It omits the claims of three original plaintiffs who do not appear to have any claims currently pending against the Company.  Five of the former plaintiffs have asserted claims in the matter styled Gary and Genia Burgess, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating, Ltd, and W.O. Energy, Inc. (discussed below), while one of the plaintiffs has intervened in the matter styled Southwestern Public Service Company d/b/a Xcel Energy v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd, and W.O. Energy, Inc. (also discussed below).  Discovery in the suit is underway and the case is set for trial on October 29, 2007.

Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 10, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1920, Joseph Craig Hutchison and Judy Hutchison v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. On May 1, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1923, Chisum Family Partnership, Ltd. v. Cano, W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs in both cases claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs in both cases (i) allege negligence and trespass and (ii) seek undisclosed damages, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs in both cases seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.

Due to the inherent risks of litigation, the outcome of these cases is uncertain and unpredictable; however, at this time Cano management believes the suits are without merit and is vigorously defending itself and its subsidiaries.

On July 3, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1928, Rebecca Lee Martinez, et al v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of two individuals who they claim died as a result of the fire. Additional heirs and relatives of one of the decedents have intervened in this case seeking similar claims.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On August 9, 2006, the following lawsuit was filed in the 233rd Judicial District Court of Gray County, Texas, Yolanda Villareal, Individually and on behalf of the Estate of Gerardo Villareal v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of Gerardo Villareal who they claim died as a result of the fire. Relatives of Roberto Chavira have intervened in the case alleging similar claims regarding the death of Roberto Chavira.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On June 20, 2006, the following lawsuit was filed in the United States District Court for the Northern District of Texas, Fort Worth Division, C.A. No. 4-06cv-434-A, Mid-Continent Casualty Company, Plaintiff, vs. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc. seeking a declaration that the plaintiff is not responsible for pre-tender defense costs and that the plaintiff has the sole and exclusive right to select defense counsel and to defend, investigate, negotiate and settle the litigation described above and on September 18, 2006, the First Amended Complaint for Declaratory Judgment was filed with regard to the cases described above. Cano and its subsidiaries were served with the lawsuit between September 26-28, 2006.

On February 9, 2007, Cano and its subsidiaries entered into a Settlement Agreement and Release with the plaintiff pursuant to which in exchange for mutual releases, in addition to the approximately $923,000 that we have been reimbursed by plaintiff, the plaintiff agreed to pay to Cano within 20 business days of February 9, 2007 the amount of $6,699,827 comprised of the following:  (a) the $1,000,000 policy limits of the primary policy; (b) the $5,000,000 policy limits of the excess policy; (c) $500,000 for future defense costs; (d) $144,000 as partial payment for certain unpaid invoices for litigation related expenses; (e) all approved reasonable and necessary litigation related expenses through December 21, 2006 that are not part of the above-referenced $144,000; and (f) certain specified attorneys fees.

On March 14, 2007, the following lawsuit was filed in 100th Judicial District Court in Carson County, Texas; Cause No. 9994, Southwestern Public Service Company d/b/a Xcel Energy v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and WO Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.  This case is a refiling of the intervention which was struck by the court as described above.

The plaintiff alleges negligence and seek $1,876,000 in damages for loss and damage to transmission and distribution equipment, utility poles, lines and other equipment.  In addition, the plaintiff seeks reimbursement for its attorney’s fees. The plaintiff has moved for an expedited trial setting of August 27, 2007, which the Company contests. On May 15, 2007, three new plaintiffs (one of which is a former plaintiff in the Adcock matter) intervened in the lawsuit and (i) allege negligence, gross negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek undisclosed damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses. In addition, the intervenors seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.  The intervenors also claim that the Company and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On May 2, 2007, the following lawsuit was filed in the 84th Judicial District Court of Hutchinson County, Texas, Case No. 37,619, Gary and Genia Burgess, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. And W.O. Energy, Inc. Eleven plaintiffs claim that electrical wiring and equipment relating to oil and gas operations of the Company or certain of its subsidiaries started a wildfire that began on March 12, 2006 in Carson County, Texas.  Five of the plaintiffs are former plaintiffs in the Adcock matter.  The plaintiffs (i) allege negligence, gross negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek undisclosed damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses. In addition, the plaintiffs seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.  The plaintiffs also claim that the Company and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

Due to the inherent risk of litigation and the fact that this case is in the early stays of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously definding itself and its subsidiaries.

Occasionally, we are involved in other various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters that are not set forth above, including due to the existence of insurance coverage, indemnification and escrow accounts, will have a material effect on our financial position or results of operations. None of our directors, officers or affiliates, owners of record or beneficially of more than five percent of any class of our voting securities, or security holder is involved in a proceeding adverse to our business or has a material interest adverse to our business.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following table sets forth the names and ages of the current members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Position
S. Jeffrey Johnson	42	Chief Executive Officer and Chairman of the Board of Directors
Morris B. “Sam” Smith	62	Senior Vice President and Chief Financial Officer
Patrick McKinney	47	Senior Vice President—Engineering and Operations
Michael J. Ricketts	49	Vice President and Principal Accounting Officer
Donnie D. Dent	73	Director
Gerald W. Haddock	58	Director
Randall Boyd	48	Director
Dr. Jim Underwood	65	Director
Donald W. Niemiec	60	Director
Robert L. Gaudin	56	Director
William O. Powell	60	Director

All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our executive officers are elected by, and serve at the designation and appointment of the board of directors. Some of our directors and executive officers also serve in various capacities with our subsidiaries. There are no family relationships among any of our directors and executive officers.

Background of Executive Officers and Directors

S. Jeffrey Johnson, Chief Executive Officer and Chairman.   Mr. Johnson was appointed Chief Executive Officer on May 28, 2004 and Chairman on June 25, 2004. Prior to joining Cano, Mr. Johnson served as the Chief Executive Officer of Cano Energy Corporation from 2001 through 2004, and he served as the Chief Executive Officer of Scope Operating Company from 1997 through 2004.

Morris B. “Sam” Smith, Senior Vice President and Chief Financial Officer.   Mr. Smith was appointed a Director and Chairman of our Audit Committee on March 22, 2005 and served in such capacities until May 31, 2006. On June 1, 2006, he began service as our Senior Vice President and Chief Financial Officer. From July 2004 until May 2006, he was a management consultant for Ulterra Drilling Technologies (formerly RBI International, Ltd). In addition, from May 2005 to August 2005, he served as the chief financial officer at Ulterra Drilling Technologies and has served on its board of directors. From October 2004 to January 2005, he was the Interim Chief Financial Officer of Stroud Oil Properties and was a consultant from January 2004 to June 2004. From August 1, 2000 through December 31, 2003, Mr. Smith was Executive Vice President, Chief Financial Officer and Treasurer of Encore Acquisition Company where he was also Corporate Secretary from December 2002 to December 2003. From July 1996 to July 2000, Mr. Smith held the positions of Vice President of Finance and Chief Financial Officer of Union Pacific Resources.

Patrick McKinney, Senior Vice President—Engineering and Operations.   On November 9, 2006, Mr. McKinney was appointed our Senior Vice President—Engineering and Operations.  From June 1, 2006 until November 9, 2006, he was our Vice President—Business Development.  From April 2005 until June 2006, he was the Manager of Corporate Planning for Pioneer Natural Resources Company where he analyzed the corporate portfolio and portfolio based assessments of the company.  From July 2002 until April 2005, he was the President of Transcor America LLC which was the nation’s largest private prisoner transportation and extradition company.  From December 1999 until July 2002, he was the Senior Vice President—Chief Financial Officer and Secretary of freightPro, Inc., a transportation, warehousing and logistics company.  From 1982 to 1993, he served in engineering and management positions with Union Pacific Resources Company and its parent, Union Pacific Corporation.

Michael J. Ricketts, Vice President and Principal Accounting Officer.   Mr. Ricketts was appointed Chief Financial Officer and Principal Accounting Officer on May 28, 2004 and remained in such positions until June 1, 2006. He remains the Principal Accounting Officer. Mr. Ricketts served as a member of our Board of Directors from June 25, 2004 until April 6, 2005. Mr. Ricketts is a Certified Public Accountant. Prior to joining Cano, Mr. Ricketts was employed by TNP Enterprises, Inc. and its subsidiaries, Texas-New Mexico Power Company and First Choice Power for 15 years. He served as Director, Treasury from 2003 to 2004. He served as Director, Business Development from 2002—2003. He was the Controller and Assistant Controller from 1998- 2002.

Donnie D. Dent, Director.   Mr. Dent was appointed to our Board of Directors on June 25, 2004. Prior to 1998, Mr. Dent was employed with various oil and natural gas companies. From 1995 to 1998, Mr. Dent served as President and CEO of RUSA Oil, Ltd., a company jointly formed by Dresser Industries and Petro-Hunt Corporation and engaged in the exploration and development of two large oil fields in Siberia. From 1991 to 1998 Mr. Dent served as a General Director of Khantymansiysknnefthunt, a Russo-American oil and natural gas joint venture. Prior to 1991 he was President of Box Energy Corporation and Executive Vice President at OKC Limited Partnership. Mr. Dent has also served as General Counsel at Mesa Petroleum Corporation and as a staff attorney for Gulf Oil Corporation.

Gerald W. Haddock, Director.   Mr. Haddock was appointed to our Board of Directors on December 10, 2004. Mr. Haddock founded Haddock Enterprises, LLC, an entrepreneurial development company concentrating in oil and natural gas and real estate, located in Fort Worth, Texas, in 1999 and has served as its President since that time. He formerly served as President and CEO of Crescent Real Estate Equities from 1996-1999. Mr. Haddock is currently a Director and Audit Committee Chairman of ENSCO International, Inc., a leading global offshore oil and natural gas drilling service company listed on the NYSE. Mr. Haddock has been a member of the governing board of Sabine Production Operating, LLC since its organization in May 2005. Mr. Haddock also joined the Board of Directors of Meritage Homes Corporation in early 2005, named “Fastest Growing Public Homebuilder—2003” by Builder magazine. Mr. Haddock also serves for Baylor University on the Baylor Foundation Board of Directors and serves on the Dean’s Strategic Council for the Graduate Tax Program at New York University.

Randall Boyd, Director.   Mr. Boyd was appointed to our Board of Directors on October 25, 2004. Mr. Boyd began his career with IBM in 1979 and served in various capacities, including sales, market forecasting/pricing and industry strategy. He joined Sky Chefs in 1989 and left the company in 2003. In 2001, he was appointed CEO of the Americas Regions, member of the Global Executive Board and Global Executive Vice President of Marketing and Sales of Sky Chefs. Since 2004, he has been Executive Producer of the television production “Honey Hole” and has been president of R.C. Boyd Enterprises, LLC, the owner of the television production.

Dr. Jim Underwood, Director.   Dr. Underwood was appointed a Director on January 6, 2005. Dr. Underwood is currently a professor at Dallas Baptist University. Dr. Underwood has also served as the Vice President of Cornerstone Bank and as Vice President of Heritage National Bank. Since 1993, Dr. Underwood has served as an advisor and consultant in the field of corporate strategy for a number of companies, including American Airlines, Dale Carnegie International, EDS, IBM Corporation, Lockheed, Wall Street Journal, Texas Instruments and numerous divisions of Nortel Networks. In addition, Dr. Underwood has authored seven books including The Significance Principle, Thriving In E-Chaos (winner of the International Competia Award 2001), The New Corporate Strategy, Complexity and Paradox, Corporate Intelligence, and What’s Your Corporate IQ? His book More Than a Pink Cadillac made the New York Times and the Wall Street Journal’s “Business Best Seller List” in early 2003.

Donald W. Niemiec, Director.   Mr. Niemiec was appointed to our Board of Directors on March 2, 2007.  From 1982 to 2000, Mr. Niemiec was employed in various capacities by Union Pacific Resources Group, Inc., including President of Union Pacific Fuels, Inc. and Vice President, Marketing & Corporate Development.  From 2000 to the present, he has served as President of WR Energy, LLC, a strategic consulting company for the energy industry and since January 2005 has served as CEO and Managing Partner of Avery Taylor Custom Homes.

Robert L. Gaudin, Director.   Mr. Gaudin was appointed to our Board of Directors on March 2, 2007.  Mr. Gaudin maintains over thirty years of exploration and land management experience in the oil and gas industry and since 1998 has been the owner of Grande Energy Company and is also an owner of Holland Acquisitions and Extra Energy in Fort Worth, Texas.  Mr. Gaudin is an active member in oil and gas industry associations, including the Society of Petroleum Engineers, the American Association of Petroleum Geologists and the American Association of Petroleum Landmen.

William O. Powell, III Director.   Mr. Powell was appointed to our Board of Directors on March 12, 2007.  From May 1974 to June 2002, Mr. Powell held various positions, including Worldwide Engagement Leader-Partner with

PricewaterhouseCoopers, focusing on energy companies.  From October 2003 to March 2004, Mr. Powell was the Vice President and Chief Accounting Officer for La Quinta Corporation and served as Senior Vice President/Chief Financial Officer and Treasurer of ABS Group of Companies from March 2005 to December 2006.

Executive Compensation.

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer and the other named executive officers, for services as executive officers for the past three fiscal years ended June 30.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
	Annual Compensation				Awards				Payouts
				Other	Restricted		Securities			All
				Annual	Stock		Underlying		LTIP	Other
Name and		Salary	Bonus	Compensation	Award(s)		Options/		Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)		SARs (#)		($)	($)(3)
S. Jeffrey Johnson,	2006	$366,450	$25,000	-0-	-0-		-0-		-0-	$10,200	(3)
CEO and	2005	$250,000	-0-	-0-	-0-		-0-		-0-	$10,200	(3)
Chairman(1)	2004	$31,250	-0-	-0-	$1,836,158	(2)	-0-		-0-	-0-
Morris B. Smith,	2006	$20,000	-0-	-0-	$337,200	(5)	25,000	(6)	-0-	-0-
Senior Vice President	2005	-0-	-0-	-0-	-0-		25,000	(7)	-0-	-0-
and Chief	2004	-0-	-0-	-0-	-0-		-0-		-0-	-0-
Financial Officer(4)
James K. Teringo, Jr.	2006	$157,308	$25,000	-0-	$112,400	(9)	50,000	(10)	-0-	-0-
Senior Vice President	2005	-0-	-0-	-0-	-0-		-0-		-0-	-0-
and General	2004	-0-	-0-	-0-	-0-		-0-		-0-	-0-
Counsel(8)
John Lacik	2006	$121,250	-0-	-0-	$168,600	(12)	-0-		-0-	-0-
Senior Vice President	2005	$36,167	$18,840	-0-	-0-		-0-		-0-	-0-
of Production(11)	2004	-0-	-0-	-0-	-0-		-0-		-0-	-0-
Michael J. Ricketts	2006	$136,525	$25,000	-0-	-0-		-0-		-0-	-0-
Vice President and	2005	$115,000	-0-	-0-	-0-		-0-		-0-	-0-
Principal	2004	$14,375	-0-	-0-	$209,183	(13)	-0-		-0-	-0-
Accounting Officer(1)
Thomas D. Cochrane	2006	$179,375	$25,000	-0-	-0-		-0-		-0-	-0-
Executive Vice	2005	$125,000	-0-	-0-	-0-		-0-		-0-	-0-
President—	2004	$10,416	$35,000	-0-	$209,183	(15)	-0-		-0-	-0-
Engineering(14)

(1)                                 Messrs. Johnson and Ricketts were appointed to their executive positions on May 28, 2004. Mr. Johnson was appointed Chairman on June 25, 2004.

(2)                                 Pursuant to the Management Stock Pool Agreement dated May 28, 2004, Mr. Johnson was granted 4,080,350 shares that were held in escrow pursuant to the terms of the Management Stock Pool Agreement. The shares were valued at $0.45 per share, which was the quoted market price on May 28, 2004. If Mr. Johnson was still employed on May 28, 2005, 2,040,175 shares were to be released on July 1, 2005. He was still employed on that date and such 2,040,175 shares were released on July 1, 2005. If certain performance criteria were met on June 30, 2005 or September 30, 2005, up to 1,020,087 shares were to be released. Such criteria were not met. If certain performance criteria were met on June 30, 2006, up to all the remaining shares in escrow were to be released. On October 20, 2006, 1,020,088 shares were released from escrow to Mr. Johnson and 1,020,087 shares were returned to the Company as treasury shares. Any dividends paid on the stock held in escrow were paid on the escrowed shares also. On June 30, 2006, Mr. Johnson had 2,040,175 shares subject to the Management Stock Pool Agreement with a value of $11,567,792 based on a June 30, 2006 closing price of $5.67 per share.

(3)                                 Pursuant to Mr. Johnson’s employment agreement, he received a vehicle allowance of $10,200 during the fiscal year ended June 30, 2005 and 2006.

(4)                                 Mr. Smith was appointed as the Senior Vice President and Chief Financial Officer on June 1, 2006.

(5)                                 On June 1, 2006, Mr. Smith was granted 60,000 shares of restricted common stock. The shares are valued based on the closing price of $5.62 per share on June 1, 2006. On June 30, 2006, Mr. Smith had restricted stock with a value of $340,200 based on the closing price of $5.67 per share on June 30, 2006. The restrictions on transferability will lapse in three equal installments on May 30, 2007, May 30, 2008 and May 30, 2009 if Mr. Smith is still employed on such dates. Any dividends that are paid on common stock will be paid on the restricted stock also.

(6)                                 When Mr. Smith was a director of Cano, he received on December 13, 2005, stock options to purchase 25,000 shares of common stock at an exercise price of $6.30 per share. The options vested on December 13, 2006 and terminate on December 13, 2015.

(7)           When Mr. Smith was a director of Cano, he received on April 1, 2005, stock options to purchase 25,000 shares of common stock at an exercise price of $4.13 per share. The options vested on April 1, 2006 and terminate on April 1, 2015.

(8)           Mr. Teringo was hired on July 11, 2005 and was appointed Vice President and General Counsel on August 3, 2005.  He resigned his employment on May 22, 2007.

(9)           On June 1, 2006, Mr. Teringo was granted 20,000 shares of restricted common stock. The shares are valued based on the closing price of $5.62 per share on June 1, 2006. On June 30, 2006, Mr. Teringo had restricted stock with a value of $113,400 based on the closing price of $5.67 per share on June 30, 2006. The restrictions on transferability will lapse in on May 30, 2009 if Mr. Teringo is still employed on such date. Any dividends that are paid on common stock will be paid on the restricted stock also.

(10)         On September 16, 2005, Mr. Teringo received stock options to purchase 50,000 shares of common stock at an exercise price of $3.98 per share. The options vested on July 11, 2006 and expire on September 16, 2015.

(11)         Mr. Lacik was hired on May 1, 2005 and on June 1, 2006 was appointed Senior Vice President of Operations. He resigned his employment on November 9, 2006.

(12)         On June 1, 2006, Mr. Lacik was granted 30,000 shares of restricted common stock. The shares are valued based on the closing price of $5.62 per share on June 1, 2006. On June 30, 2006, Mr. Lacik had restricted stock with a value of $170,100 based on the closing price of $5.67 per share on June 30, 2006. The restrictions on transferability will lapse on May 30, 2009 if Mr. Lacik is still employed on such date. Any dividends that are paid on common stock will be paid on the restricted stock also.

(13)         Pursuant to the Management Stock Pool Agreement dated May 28, 2004, Mr. Ricketts was granted 464,850 shares that were held in escrow pursuant to the terms of the Management Stock Pool Agreement. The shares were valued at $0.45 per share, which was the quoted market price at the time of the transaction. If Mr. Ricketts was still employed on May 28, 2005, 232,425 shares were to be released on July 1, 2005. He was still employed on that date and such 232,425 shares were released on July 1, 2005. If certain performance criteria were met on June 30, 2005 or September 30, 2005, up to 116,212 shares were to be released. Such criteria were not met. If certain performance criteria were met on June 30, 2006, up to all the remaining shares in escrow were to be released. On October 20, 2006, 116,213 shares were released from escrow to Mr. Ricketts, and 116,212 shares were returned to the Company as treasury shares. Any dividends paid on the stock held in escrow were paid on the escrowed shares also. On June 30, 2006, Mr. Ricketts had 232,425 shares subject to the Management Stock Pool Agreement with a value of $1,317,850 based on a June 30, 2006 closing price of $5.67 per share.

(14)         Mr. Cochrane was hired on June 13, 2004 and ended his employment with Cano on June 30, 2006.

(15)         Pursuant to the Management Stock Pool Agreement dated May 28, 2004, Mr. Cochrane was granted 464,850 shares that were held in escrow pursuant to the terms of the Management Stock Pool Agreement. The shares were valued at $0.45 per share, which was the quoted market price at the time of the transaction. If Mr. Cochrane was still employed on May 28, 2005, 232,425 shares were to be released on July 1, 2005. He was still employed on that date and such 232,425 shares were released on July 1, 2005. If certain performance criteria were met on June 30, 2005 or September 30, 2005, up to 232,425 shares were to be released. Such criteria were not met. If certain performance criteria was met on June 30, 2006, up to all the remaining shares in escrow were to be released. On October 20, 2006, 116,213 shares were released to Mr. Cochrane, and 116,212 shares were returned to the Company as treasury shares. Any dividends paid on the stock held in escrow were paid on the escrowed shares also. On June 30, 2006, Mr. Cochrane had 232,425 shares subject to the Management Stock Pool Agreement with a value of $1,317,850 based on a June 30, 2006 closing price of $5.67 per share.

Option Grants and Exercises

The following table provides information on grants of stock options for the year ended June 30, 2006 to Messrs. Smith and Teringo. There were no options granted to Messrs. Johnson, Lacik, Ricketts or Cochrane.

OPTION GRANTS

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in 2006	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)(1)
Morris B. “Sam” Smith	25,000	10%	$6.30	12/13/2015	$64,848
James K. Teringo, Jr.	50,000	19%	$3.98	9/16/2015	$81,428

(1)   We calculated this amount using the Black-Scholes option pricing model, a complex mathematical formula that uses six different market-related factors to estimate the value of stock options. The factors are the fair market value of the stock on the date of grant, option exercise price, option term, risk-free rate of return, stock volatility and dividend yield. The Black-Scholes model generates an estimate of the value of the right to purchase a shares of stock at a fixed price over a fixed period. The actual value, if any, an executive realizes will depend on whether the stock price at exercise is greater than the grant price, as well as the executive’s continued employment through the vesting period and ten-year option term. The following assumptions were used to calculate the Black Scholes value:

Option term = 10 years; Risk-free rate of return = 4.03% - 5.15%; Cano stock volatility = 46.3% — 51.9%; and Cano dividend yield = 0%.

There is no assurance that the value received by the named executive officers or Cano’s stockholders will be at or near the estimated value derived by the Black-Scholes model.

(2)           Mr. Smith’s options vested on December 13, 2006 and Mr. Teringo’s options vested on July 11, 2006.

The following table summarizes the number and value of unexercised options, as of June 30, 2006, held by Messrs. Smith and Teringo. Messrs. Johnson, Lacik, Ricketts and Cochrane did not have any options at June 30, 2006. Neither Messrs. Smith nor Teringo exercised any options during the year ended June 30, 2006.

AGGREGATED OPTION EXERCISES IN 2006 AND JUNE 30, 2006 OPTION VALUE

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at FY End (#) Exercisable /Unexercisable	Value of Unexercised In the Money Options/SARS at FY End ($)(1) Exercisable/Unexercisable
Morris B. “Sam” Smith	—	—	25,000/25,000	$41,500/0
James K. Teringo, Jr.	—	—	0/50,000	0/$84,500

(1)   The closing sales price per share of Cano’s Common Stock on June 30, 2006 was $5.67 as reported by the American Stock Exchange.

Compensation of Directors

Each director receives an annual cash retainer of $25,000 and is paid $1,000 cash for each board meeting and committee meeting attended. The Audit Committee Chairman receives an additional cash retainer of $5,000. The Compensation Committee Chairman, the Nominating and Corporate Governance Committee Chairman and the chairman of any other committee or special committee receives an additional cash retainer of $3,000.

Pursuant to the terms of our 2005 Long Term Incentive Plan, on December 13, 2005, each of our outside directors received stock options exercisable into 25,000 shares of our common stock at an exercise price of $6.30 per share. The stock options vest on December 13, 2006 if the director is still providing services to us on that date. The options expire on December 13, 2015.

Employment Agreements

S. Jeffrey Johnson.

On January 12, 2006 and effective as of January 1, 2006, we entered into a new employment agreement Mr. Johnson through December 31, 2010 which provides for an annual salary of $445,000 and a bonus to be determined at the discretion of the board of directors of up to Mr. Johnson’s entire annual base salary. Mr. Johnson shall receive raises of at least 7% per year.

Mr. Johnson’s employment may be terminated by us prior to December 31, 2010 only (i) upon his death, (ii) if, as a result of Mr. Johnson’s incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period, and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, or (iii) for “Cause.” We shall have “Cause” to terminate Mr. Johnson’s employment hereunder upon (i) the willful and continued failure by Mr. Johnson to substantially perform his duties hereunder (other than any such failure resulting from Mr. Johnson’s incapacity due to physical or mental illness); (ii) the willful engaging by Mr. Johnson in misconduct which is injurious or disparaging to us; or (iii) the conviction of Mr. Johnson of any felony or crime of moral turpitude. No act, or failure to act, on Mr. Johnson’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of Cano. If we (i) terminate Mr. Johnson other than due to Mr. Johnson’s physical or mental illness or other than for “Cause;” (ii) assign Mr. Johnson any duties materially inconsistent with his position as Chairman of the Board and Chief Executive Officer of Cano; or (iii) assign Mr. Johnson a title, office or status which is inconsistent with his present title, office or status, other than a promotion, we shall pay Mr. Johnson the greater of (a) his annual base salary for the remainder of the term of the employment agreement; or (b) six months of his annual base salary.

If within twelve months after a “Change in Control,” we terminate Mr. Johnson’s employment for any reason or Mr. Johnson resigns at any time after any diminution of his job title, duties or compensation or the relocation of Mr. Johnson to an office in a county that does not abut Tarrant County, Texas, we shall pay Mr. Johnson three times his annual salary and three times his prior year’s bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees.

Morris B. “Sam” Smith

On June 1, 2006, we entered into an employment agreement Mr. Smith, appointing him as Senior Vice President and Chief Financial Officer. The employment agreement has a three-year term and provides for an annual salary of $240,000 and a bonus to be determined at the discretion of the board of directors of up to Mr. Smith’s entire annual base salary. In addition, Mr. Smith may receive increases in base salary at the discretion of the board of directors.

Mr. Smith’s employment may be terminated by us prior to May 31, 2009 only (i) upon his death, (ii) if, as a result of Mr. Smith’s incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period, and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, or (iii) for “Cause.” We shall have “Cause” to terminate Mr. Smith’s employment hereunder upon (i) the willful and continued failure by Mr. Smith to substantially perform his duties hereunder (other than any such failure resulting from Mr. Smith’s incapacity due to physical or mental illness); (ii) the willful engaging by Mr. Smith in misconduct which is injurious or disparaging to us; or (iii) the conviction of Mr. Smith of any felony or crime of moral turpitude. No act, or failure to act, on Mr. Smith’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of Cano. If we (i) terminate Mr. Smith’s employment other than due to Mr. Smith’s physical or mental illness or other than for “Cause;” (ii) assign Mr. Smith any duties materially inconsistent with Mr. Smith’s position as Senior Vice President and Chief Financial Officer of Cano; or (iii) assign Mr. Smith a title, office or status which is inconsistent with his present title, office or status, other than a promotion, we shall pay Mr. Smith the greater of (a) his annual base salary for the remainder of the term of the employment agreement; or (b) six months of his annual base salary.

If within twelve months after a “Change in Control,” we terminate Mr. Smith’s employment for any reason or Mr. Smith resigns at any time after any diminution of his job title, duties or compensation or the relocation of Mr. Smith to an office in a county that does not abut Tarrant County, Texas, we shall pay Mr. Smith three times his annual salary and three times his prior year’s bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees.

Patrick McKinney

On June 1, 2006, we entered into an employment agreement Mr. McKinney, appointing him as Vice President—Business Development, and on November 9, 2006, he was promoted to Senior Vice President—Engineering and Operations. The employment agreement, as amended, has a three-year term and provides for an annual salary of $200,000 and a bonus to be determined at the discretion of the board of directors of up to Mr. McKinney’s entire annual base salary and/or stock bonuses. In addition, Mr. McKinney may receive increases in base salary at the discretion of the board of directors.

Mr. McKinney’s employment may be terminated by us prior to May 31, 2009 only (i) upon his death, (ii) if, as a result of Mr. McKinney’s incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period, and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, or (iii) for “Cause.”  We shall have “Cause” to terminate Mr. McKinney’s employment hereunder upon (i) his financial dishonesty; (ii) his willful refusal for at least 10 days to comply with reasonable directions of Cano after receiving written notice of such noncompliance; (iii) gross negligence or reckless or willful misconduct in the performance of his duties; (iv) the failure to perform, or continuing neglect in the performance of duties for at least 10 days after receipt of written notice of such failure or neglect; (v) misconduct which has a materially adverse effect on Cano’s business or reputation; (vi) his use of illicit or illegal drugs; (vii) his abuse of alcohol or prescription medication; (viii) the conviction of, or plea of nolo contender to, any felony or a misdemeanor involving moral turpitude or fraud; (ix) continuing the material breach of any provision of the employment agreement for at least 10 days after receipt of written notice of such breach; (x) the violation of Cano’s policies; or (xi) a violation of the confidentiality and non-competition provisions in the employment agreement. If we (i) terminate Mr. McKinney’s employment other than due to Mr. McKinney’s physical or mental illness or other than for “Cause;” (ii) assign Mr. McKinney any duties materially inconsistent with Mr. McKinney’s position as Senior Vice President—Engineering and Operations of Cano; or (iii) assign Mr. McKinney a title, office or status which is inconsistent with his present title, office or status, other than a promotion, we shall pay Mr. McKinney the greater of (a) his annual base salary for the remainder of the term of the employment agreement; or (b) six months of his annual base salary.

If within twelve months after a “Change in Control,” we terminate Mr. McKinney’s employment for any reason or Mr. McKinney resigns at any time after any diminution of his job title, duties or compensation or the relocation of Mr. McKinney to an office in a county that does not abut Tarrant County, Texas, we shall pay Mr. McKinney three times his annual salary and three times his prior year’s bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees.

John Lacik

Mr. Lacik resigned his employment on November 9, 2006. The following is a description of his employment agreement at the time of his resignation. Pursuant to the terms of an employment agreement dated May 1, 2005, as amended effective May 1, 2005 and June 1, 2006, Mr. Lacik is employed until April 30, 2008 as Senior Vice President of Operations. His annual salary is $200,000. In addition, Mr. Lacik is to receive a five percent raise on May 1, 2007.

Mr. Lacik’s employment may be terminated by us prior to April 30, 2008 only (i) upon his death, (ii) if, as a result of Mr. Lacik’s incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period, and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, or (iii) for “Cause.” We shall have “Cause” to terminate Mr. Lacik’s employment hereunder upon (i) the willful and continued failure by Mr. Lacik to substantially perform his duties hereunder (other than any such failure resulting from Mr. Smith’s incapacity due to physical or mental illness); (ii) the willful engaging by Mr. Lacik in misconduct which is injurious or disparaging to us; or (iii) the conviction of Mr. Lacik of any felony or crime of moral turpitude. No act, or failure to act, on Mr. Lacik’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of Cano. If we terminate Mr. Lacik’s employment other than due to Mr. Lacik’s physical or mental illness or other than for “Cause,” we shall pay Mr. Lacik six months of his annual base salary.

James K. Teringo, Jr.

Mr. Teringo resigned his employment on May 22, 2007.  The following is a description of his employment agreement at the time of his resignation.  Pursuant to the terms of an employment agreement dated as of July 11, 2005, as amended on January 12, 2006 and effective on January 1, 2006 and on June 1, 2006, we appointed Mr. Teringo as our Senior Vice President, General Counsel and Corporate Secretary for a term of two years ending July 11, 2007. His annual base salary is $200,000, and he is eligible for an annual bonus of up to 100% of his annual base salary as shall be determined at the sole discretion of the board of directors.

Mr. Teringo’s employment may be terminated by us prior to July 11, 2007 only (i) upon his death, (ii) if, as a result of Mr. Teringo’s incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period, and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, or (iii) for “Cause.” Cano shall have “Cause” to terminate Mr. Teringo’s employment hereunder upon (i) the willful and continued failure by Mr. Teringo to substantially perform his duties hereunder (other than any such failure resulting from Mr. Teringo’s incapacity due to physical or mental illness); (ii) the willful engaging by Mr. Teringo in misconduct which is injurious or disparaging to Cano; or (iii) the conviction of Mr. Teringo of any felony or crime of moral turpitude. No act, or failure to act, on Mr. Teringo’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of Cano. If we (i) terminate Mr. Teringo’s employment other than due to Mr. Teringo’s physical or mental illness or other than for “Cause;” (ii) assign Mr. Teringo any duties materially inconsistent with Mr. Teringo’s position as Senior Vice President, General Counsel and Secretary of Cano; or (iii) assign Mr. Teringo a title, office or status which is inconsistent with his present title, office or status, other than a promotion, we shall pay Mr. Teringo the greater of (a) his annual base salary for the remainder of the term of the employment agreement; or (b) six months of his annual base salary.

If within twelve (12) months after the occurrence of a Change in Control we terminate Mr. Teringo’s employment for any reason or Mr. Teringo resigns at any time after any diminution of his job title, duties or compensation or the relocation of Mr. Teringo to an office in a county that does not abut Tarrant County, Texas, we shall pay Mr. Teringo three times his annual salary and three times his prior year’s bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees.

Michael J. Ricketts

On August 14, 2006 and effective as of July 1, 2006, we entered into an employment agreement with Michael J. Ricketts, Vice President and Principal Accounting Officer. The employment agreement has a three-year term and provides for an annual salary of $175,000 and a bonus to be determined at the discretion of the board of directors of up to Mr. Ricketts’ entire annual base salary. In addition, Mr. Ricketts may receive increases in base salary at the discretion of the board of directors.

Mr. Ricketts’ employment may be terminated by us prior to June 30, 2009 only (i) upon his death; (ii) if, as a result of Mr. Ricketts’ incapacity due to physical or mental illness, he shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period; or (iii) for “Cause.” Cano shall have “Cause” to terminate Mr. Ricketts’ employment hereunder upon (i) his financial dishonesty; (ii) his willful refusal for at least 10 days to comply with reasonable directors of Cano after receiving written notice of such noncompliance; (iii) gross negligence or reckless or willful misconduct in the performance of his duties; (iv) the failure to perform, or continuing neglect in the performance of duties for at least 10 days after receipt of written notice of such failure or neglect; (v) misconduct which has a materially adverse effect on Cano’s business or reputation; (vi) his use of illicit or illegal drugs; (vii) his abuse of alcohol or prescription medication; (viii) the conviction of, or plea of nolo contender to, any felony or a misdemeanor involving moral turpitude or fraud; (ix) continuing the material breach of any provision of the employment agreement for at least 10 days after receipt of written notice of such breach; (x) the violation of Cano’s policies; or (xi) a violation of the confidentiality and non-competition provisions in the employment agreement. If we (i) terminate Mr. Ricketts’ employment other than due to Mr. Ricketts’ death, physical or mental illness or for “Cause;” (ii) assign Mr. Ricketts any duties materially inconsistent with Mr. Ricketts’ position as Vice President of Cano; or (iii) assign Mr. Ricketts a title, office or status which is inconsistent with his present title, office or status, other than a promotion, we shall pay Mr. Ricketts the greater of (a) his annual base salary for the remainder of the term of the employment agreement; or (b) six months of his annual base salary.

If within twelve months after a “Change in Control,” we terminate Mr. Ricketts’ employment for any reason or Mr. Ricketts resigns at any time after any diminution of his job title, duties or compensation or the relocation of Mr. Ricketts to an office in a county that does not abut Tarrant County, Texas, we shall pay Mr. Ricketts three times his annual salary and three times his prior year’s bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees on the same basis as participation by such employees.

Change in Control Agreements

See the description of the employment agreements of Messrs. Johnson, Smith, McKinney, Teringo and Ricketts regarding the effect of a “Change in Control” on the employment of such officers. For Messrs. Johnson, Smith, McKinney, Teringo and Ricketts, a “Change in Control” shall mean the following:

•  any consolidation, merger or share exchange of Cano in which Cano is not the continuing or surviving corporation or pursuant to which shares of Cano’s common stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of Cano in which the holders of Cano’s common stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction;

•  any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of Cano;

•  the stockholders of Cano approve any plan or proposal for the liquidation or dissolution of Cano;

•  the cessation of control (by virtue of their not constituting a majority of directors) of the board by the individuals who:

•  at the effective date were directors; or

•  become directors after the effective date and whose election or nomination for election by Cano’s stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the effective date or whose election or nomination for election was previously so approved;

•  the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of Cano’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of Cano’s outstanding voting securities on the effective date; provided , however , that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control hereunder if the acquirer is:

•  a trustee or other fiduciary holding securities under an employee benefit plan of Cano and acting in such capacity;

•  a subsidiary of Cano or a corporation owned, directly or indirectly, by the stockholders of Cano in substantially the same proportions as their ownership of voting securities of Cano; or

•  any other person whose acquisition of shares of voting securities is approved in advance by a majority of the continuing directors; or

•  in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving Cano to a case under Chapter 7.

Under the 2005 Long-Term Incentive Plan, if Cano shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any incentive granted pursuant to the 2005 Long Term Incentive Plan shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of common stock subject to the incentive would have been entitled. In the event of any merger, consolidation or share exchange pursuant to which Cano is not the surviving or resulting corporation, there shall be substituted for each share of common stock subject to the unexercised portions of outstanding incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of Cano in respect to each share of common stock held by them, such outstanding incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, except as may be required to comply with Section 409A of the Internal Revenue Code and the regulations or other guidance issued thereunder, all incentives granted pursuant to the 2005 Long-Term Incentive Plan may be canceled by Cano, in its sole discretion, as of the effective date of any Change in Control in accordance with the terms and provisions of the 2005 Long-Term Incentive Plan providing for notice or payments. In case Cano shall, at any time while any incentive under the 2005 Long-Term Incentive Plan shall be in force and remain unexpired:

•  sell all or substantially all of its property; or

•  dissolve, liquidate, or wind up its affairs, then each participant under the 2005 Long-Term Incentive Plan shall be entitled to receive, in lieu of each share of common stock of Cano which such participant would have been entitled to receive under the incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of common stock of Cano.

As used in the 2005 Long-Term Incentive Plan, the term “Change in Control” means any one of the following, except as otherwise provided in the 2005 Long-Term Incentive Plan:

•  any consolidation, merger or share exchange of Cano in which Cano is not the continuing or surviving corporation or pursuant to which shares of Cano’s common stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of Cano in which the holders of Cano’s common stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction;

•  any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of Cano;

•  the stockholders of Cano approve any plan or proposal for the liquidation or dissolution of Cano;

•  the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the “Continuing Directors”) who:

•  at the date of the 2005 Long-Term Incentive Plan were directors; or

•  become directors after the date of the 2005 Long-Term Incentive Plan and whose election or nomination for election by Cano’s stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the date of the 2005 Long-Term Incentive Plan or whose election or nomination for election was previously so approved;

•  the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the 1934 Act) of an aggregate of 50% or more of the voting power of Cano’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the 1934 Act) who beneficially owned less than 50% of the voting power of Cano’s outstanding voting securities on the date of the 2005 Long-Term Incentive Plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control hereunder if the acquirer is:

•  a trustee or other fiduciary holding securities under an employee benefit plan of Cano and acting in such capacity;

•  a subsidiary of Cano or a corporation owned, directly or indirectly, by the stockholders of Cano in substantially the same proportions as their ownership of voting securities of Cano; or

•  any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi)in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving Cano to a case under Chapter 7.

Compensation Committee Interlocks and Insider Participation

From July 1, 2005 until May 31, 2006, the members of the compensation committee were Messrs. Dent and Smith and Dr. Underwood. On May 31, 2006, Mr. Smith resigned from our board of directors and Patrick Tolbert and Dennis McCuistion were appointed to our board of directors and to the compensation committee. On June 1, 2006, Mr. Smith was appointed our Senior Vice President and Chief Financial Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Davenport Merger

Pursuant to the terms of the Merger Agreement, pursuant to which we acquired Davenport Field Unit, Eric Boehnke, our former CEO, former Secretary and former Director agreed to return to our treasury a total of 6,500,000 shares of common stock and forgive debts owed to him by us in the amount of $70,000. As a result of the foregoing, Eric Boehnke retained 392,993 shares of our common stock. We agreed to provide accounting services to Cano Energy Corporation (now THEprivate Energy Company, Inc.) based on cost plus a 10% incremental margin during a three-month transitional period. This arrangement ended in August 2004. From June 2004 until August 2004, we received $28,000 for providing these accounting services. In addition, we agreed to hire Vaca Operating LLC, an affiliate of THEprivate Energy Company, to act as operating for the Davenport Property. They operated the Davenport Property until June 30, 2004 and we paid them $5,600.

Transactions involving Directors

On March 29, 2005, we entered into an agreement with Haddock Enterprises, LLC and Kenneth Q. Carlile (predecessor to Carlile Management, LLC) to explore the possibility of converting the Sabine Royalty Trust from a liquidating asset into a vehicle to acquire low risk assets. Each of the three parties owned a one-third interest in the Sabine Production Operating, LLC. On November 4, 2005, Cano entered into (1) an Omnibus Agreement among Cano, Haddock Enterprises, LLC (“Haddock Enterprises”), Carlile Management, LLC (“Carlile Management”) and Sabine Production Partners, LP (the “Partnership”), (2) Amended and Restated Regulations of Sabine Production Operating, LLC (“Sabine Operating”) among Cano, Haddock Enterprises and Carlile Management and (3) a Compensation Reimbursement Agreement between the Company and Sabine Operating. Each of the agreements described above was entered into pursuant to the Transaction Summary dated August 4, 2005 among the Company, Haddock Enterprises and Carlile Management. Gerald Haddock, a member of the Board of Directors of the Company, is the President of Haddock Enterprises, LLC. On January 31, 2006, Sabine Operating announced that it had indefinitely suspended the proxy solicitation from the unit holders of the Sabine Royalty Trust.  On February 1, 2007, Cano withdrew from Sabine Operating, forfeited its interest in Sabine Operating and terminated its obligations under the Omnibus Agreement and the Compensation Reimbursement Agreement.

Omnibus Agreement

The Omnibus Agreement was not to become effective until the closing of the Partnership’s acquisition of the assets of Sabine Royalty Trust as described in Registration Statement, as amended, on Form S 4 No. 333 1273203, filed with the SEC (the “Transaction Closing Date”) and was not to expire until the second anniversary of the Transaction Closing Date; provided, that if the Transaction Closing Date did not occur on or before December 31, 2006, the Omnibus Agreement was to terminate at such time.  Since the Transaction Closing Date did not occur on or before December 31, 2006, the Omnibus Agreement has terminated in accordance with its terms.

Pursuant to the Omnibus Agreement, beginning on the effective date until the termination thereof, each of Cano and its affiliates, Haddock Enterprises and its affiliates and Carlile Management had to offer to the Partnership any oil and natural gas opportunities that they may have become aware of (other than oil and natural gas opportunities that were identified prior to the Transaction Closing Date). During the development of an oil and natural gas opportunity, the sourcing member and the Partnership would each bear their own expenses in connection therewith, subject to a true-up if both parties ultimately participated in a transaction involving the oil and natural gas opportunity. Once definitive documentation for the oil and natural gas opportunity was prepared and ready for execution, the sourcing member and the Partnership were to give notice whether they elected to participate in the oil and natural gas opportunity at specific percentages set forth in the agreement. Neither party was obligated to so participate but if a party did not elect to participate, it would not be entitled to reimbursement from the other party of any expenses incurred by it in connection with the transaction.

Cano was not to be entitled to participate in oil and natural gas opportunities presented by Haddock Enterprises or Carlile Management, and neither Haddock Enterprises nor Carlile Management was to be entitled to participate in oil and natural gas opportunities presented by Cano. The Omnibus Agreement exempted Dr. Kenneth Q. Carlile, in his individual capacity and in the capacities in which he served his affiliate entities, from the right of first offer and noncompetition obligations.

The Omnibus Agreement included provisions requiring the non-disclosure and non-use of confidential information relating to oil and natural gas opportunities as well as other obligations of Cano, Haddock Enterprises and Carlile Management in respect of the Partnership.

The Omnibus Agreement provided that beginning on the effective date until termination thereof, none of Cano or its affiliates, Haddock Enterprises or its affiliates, or Carlile Management were to compete with the Partnership with respect to oil and natural gas opportunities presented to the Partnership or other oil and natural gas properties of the Partnership.

Regulations

The Regulations, executed on November 4, 2005, became effective as of August 3, 2005 and govern the operation of Sabine Operating. Sabine Operating is the sole member of Sabine Production Management, LLC, the general partner of the Partnership (the “General Partner”). Each of Cano, Haddock Enterprises and Carlile Members were members of Sabine Operating, each with an initial one third membership interest. Each of Cano, Haddock Enterprises and Carlile Management initially committed to contribute to Sabine Operating up to $325,000.  On January 26, 2007 and effective on January 8, 2007, the Regulations were amended to require contributions up to $375,000 and to permit a member to withdraw from Sabine Operating upon making the additional contribution.  Cano made the additional contribution on January 29, 2007 and withdrew from Sabine Operating on February 1, 2007.  By withdrawing from Sabine Operating, Cano forfeited its interests in Sabine Operating and was released from any future obligations regarding the Omnibus Agreement and the Compensation Reimbursement Agreement.

The Regulations restrict the transfer or other disposition of membership interests in Sabine Operating as follows. Until the second anniversary of the Transaction Closing Date, no member may dispose of its interest in Sabine Operating except for certain permitted dispositions to affiliates and certain permitted encumbrances. In addition, if a change of control of a member occurs prior to the second anniversary of the Transaction Closing Date, then Sabine Operating will have the right to purchase the member’s interest at 80% of its fair market value. From the date after the second anniversary of the Transaction Closing Date until the fourth anniversary of the Transaction Closing Date or earlier under certain circumstances, the members will have a right of first refusal with respect to the membership interests in Sabine Operating.

Until the amendment to the Regulations, prior to the second anniversary of the Transaction Closing Date, a member did not have the right or power to withdraw from Sabine Operating without the consent of all of the other members, but following the second anniversary of the Transaction Closing Date, a member could withdraw from Sabine Operating but would forfeit its economic rights with respect to Sabine Operating.  The amendment described above modified these provisions.

The consent of all of the members of Sabine Operating is required with respect to: (1) the amendment of the regulations of Sabine Operating or the regulations of the General Partner; (2) the amendment of the partnership agreement of the Partnership; (3) the dissolution of, or the merger or sale of all or substantially all of the assets of Sabine Operating or the disposition of the membership interests in the General Partner owned by Sabine Operating; (4) the dissolution of, or the merger or sale of all or substantially all of the assets of the General Partner or the Partnership and (5) the incurrence of debt by Sabine Operating, the General Partner or the Partnership that is recourse to any member.

The regulations establish a conflicts committee procedure for the approval of certain related party transactions, including the Partnership’s decision whether to accept or reject an oil and natural gas opportunity or the exercise of a co-investment right under the Omnibus Agreement.

Compensation Reimbursement Agreement

The Compensation Reimbursement Agreement did not become effective until the Transaction Closing Date and was to expire on the second anniversary of the Transaction Closing Date; provided that if the Transaction Closing Date did not occur on or before December 31, 2006, the Compensation Reimbursement Agreement was to terminate at such time.  Since the Transaction Closing Date did not occur on or before December 31, 2006, the Compensation Reimbursement Agreement has terminated in accordance with its terms. Under the Compensation Reimbursement Agreement, Sabine Operating would reimburse the Company for up to $110,000 annually for services provided by Cano’s President, Jeffrey Johnson, to Sabine Operating, and up to $85,000 annually for services provided by Cano’s Executive Vice President (Oil and Gas Operations),

Tom Cochrane, to Sabine Operating. The Compensation Reimbursement Agreement was to terminate as to Mr. Johnson or Mr. Cochrane if either ceased to be an officer of Sabine Operating or ceased to be employed by Cano and was to terminate completely if both Mr. Johnson and Mr. Cochrane ceased to be an officer of Sabine Operating or ceased to be employed by the Company. Mr. Cochrane ended his employment with Cano on June 30, 2006.

As of February 1, 2007, Cano had incurred approximately $470,000 pertaining to the joint venture, of which $380,000 occurred during the twelve months ended June 30, 2006. We expensed $420,000 to general & administrative expense through June 30, 2006 because of the election of Sabine Production Operating, LLC to indefinitely suspend the proxy solicitation from the unit holders of the Sabine Royalty Trust.

These transactions were approved by a special committee consisting of our independent directors.

Honey Hole Production

Pursuant to an agreement dated December 16, 2004, we agreed with R.C. Boyd Enterprises, a Delaware corporation, to become the lead sponsor of a television production called Honey Hole (the “Honey Hole Production”). For the fiscal year ended June 30, 2005 we paid an aggregate of $50,000 to R.C. Boyd Enterprises and for the fiscal year ended June 30, 2006, we paid an aggregate of $125,000 to R.C. Boyd Enterprises. We are to pay $37,500 quarterly through December 31, 2007. We are entitled to receive two thirty second commercials during all broadcasts of the Honey Hole Production and receive opening and closing credits on each episode. Randall Boyd, one of our current directors, is the sole shareholder of R.C. Boyd Enterprises.

Gerald Haddock

In addition to serving as a member of our Board of Directors, Gerald Haddock agreed to provide certain management and financial consulting services to us. In consideration for such services, on December 16, 2004 we granted Mr. Haddock options to purchase 50,000 shares of common stock at an exercise price of $4.00 per share. The options are exercisable at any time, in whole or in part, during the ten-year option period which commenced six months following the date of grant (June 16, 2005) and expire on June 15, 2015. In addition, we may grant Mr. Haddock options to purchase an additional 50,000 shares of common stock at an exercise price of $4.00 per share, exercisable for a period of ten years. The grant of the Additional Options is based upon the successful performance and additional value provided to us for consulting services, and shall be at the discretion of our Board of Directors.

Randall Boyd

On October 8, 2004, we received gross proceeds of $750,000 from the sale of 750 shares of Series C Convertible Preferred Stock at a price of $1,000 per share to Randall Boyd, one of our current Directors.  During March 2005, all of the holders of Series C Convertible Preferred Stock elected to convert their preferred shares to common shares.  Mr. Boyd’s 750 preferred shares converted to 200,000 common shares.

Transactions involving THEprivate Energy Company

Effective December 1, 2005, we acquired all overriding royalty interests held by THEprivate Energy Company, Inc. (formerly Cano Energy Corporation) on December 27, 2005 and we are to acquire all overriding royalty interests acquired in the future by THEprivate Energy Company, Inc. in and to the oil, natural gas and mineral leaseholder estates and personal property related to leasehold estates located on the same property on which the Davenport Field Unit’s properties are located. We paid $66,700 per percentage of net revenue attributable to the interests held by THEprivate Energy Company, Inc. During December 2005, we paid $500,250 to acquire a 7.5% overriding royalty interest and during January 2006, we paid $200,100 to acquire a 3.0% overriding royalty interest. At June 30, 2006, we had accrued $133,400 to acquire an additional 2.0% overriding royalty interest.

S. Jeffrey Johnson, our Chairman of the Board and Chief Executive Officer, is a 30% shareholder in THEprivate Energy Company, Inc. The terms of the purchase were agreed to based on arms-length negotiations, supported by a valuation established by our independent engineer, and are substantially the same as previously paid by us to THEprivate Energy

Company, Inc. for a portion of its interest in September and October of 2004. This purchase was approved by our Board pursuant to a recommendation by our Audit Committee.

On July 21, 2004, we agreed to purchase the furniture, fixtures, and office equipment of THEprivate Energy Company, Inc. for approximately $114,000. The amount paid was based on an independent third party valuation. The purchase of these fixed assets was contemplated as part of the Merger Agreement, pursuant to which we acquired Davenport Field Unit.

On August 16, 2004, we agreed to purchase an additional 10% revenue interest in the Davenport field from THEprivate Energy Company, Inc. This increased our revenue interest in the Davenport field to 65%. In consideration for the additional 10% revenue interest, we agreed to pay THEprivate Energy Company, Inc. $667,000 cash in installments. The final installment payment was made in October 2004.

March 2005 Private Placement

On March 24, 2005, we sold an aggregate of 1,350,000 shares of our common stock to two entities (Spendrift Partners, L.P. and Spendrift Investors (Bermuda) LP for whom Wellington Management Company, llp is their investment advisor for $3.75 per share for an aggregate purchase price of $5,062,500.

September 2005 Private Placement

On September 16, 2005, we entered into Subscription Agreements with investors for whom Wellington Management Company, llp is their investment advisor for the sale of 2,100,000 shares of our common stock at a price of $4.14 per share for an aggregate of $8,694,000. On September 29-30, 2005, the sales were completed.

Scott White Employment Agreement

On November 29, 2005, in connection with our acquisition of WO Energy from Scott White and Miles O’Loughlin, we entered into an employment agreement with Mr. White with an annual salary of $96,000 per year.  He is currently receiving an annual salary of $105,000 per year. On February 22, 2006, Mr. O’Loughlin died, and Mr. White is the independent executor of his estate.

September 2006 Private Placement

On August 25, 2006, we entered into a Securities Purchase Agreement with 32 institutional investors, including the following affiliates of prior 5% stockholders: Touradji Deep Rock Master Fund, Ltd., Touradji Global Resources Master Fund, Ltd., Spendrift Partners, L.P., and Spendrift Investors (Bermuda) L.P. Touradji Deep Rock Master Fund, Ltd. purchased 1,000 shares of our Series D Convertible Preferred Stock, 250,000 shares of our common stock and warrants exercisable into 62,500 shares for an aggregate of $2,207,500. Touradji Global Resources Master Fund, Ltd. purchased 250,000 shares of our common stock and warrants exercisable into 62,500 shares for an aggregate of $1,207,500. Spendrift Partners, LP purchased 5,837 shares of our Series D Convertible Preferred Stock for an aggregate of $5,837,000. Spendrift Investors (Bermuda) L.P. purchased 7,100 shares of our Series D Convertible Preferred Stock for an aggregate of $7,100,000. In addition, the following investors became or are affiliates of holders who became holders of 5% or more of our common stock and/or Series D Convertible Preferred Stock: D.E. Shaw Laminar Portfolios, L.L.C., Fort Mason Master, L.P., Fort Mason Partners, L.P., GLG North American Opportunity Fund, William Herbert Hunt Trust Estate, Trapeze Asset Management, Inc. and Trapeze Capital Corp. D.E. Shaw Laminar Portfolios, L.L.C. purchased 10,005 shares of our Series D Convertible Preferred Stock for an aggregate of $10,005,000. Fort Mason Master, L.P. purchased 3,756 shares of our Series D Convertible Preferred Stock for an aggregate of $3,756,000. Fort Mason Partners, L.P. purchased 244 shares of our Series D Convertible Preferred Stock for an aggregate of $244,000. GLG North American Opportunity Fund purchased 5,175 shares of our Series D Convertible Preferred Stock, 1,050,000 shares of our common stock and warrants exercisable into 262,500 shares for an aggregate of $10,246,500. William Herbert Hunt Trust Estate purchased 2,875 shares of our Series D Convertible Preferred Stock, 500,000 shares of our common stock and warrants exercisable into 125,000 shares for an aggregate of $5,290,000. Trapeze Asset Management, Inc. purchased 2,692 shares of our Series D Convertible Preferred Stock, 1,187,500 shares of our common stock and warrants exercisable into 296,875 shares for an aggregate of $8,427,625. Trapeze Capital Corp. purchased 810 shares of our Series D Convertible Preferred Stock, 412,500 shares of our common stock and warrants exercisable into 103,125 shares for an aggregate of $2,802,375. The purchases closed on September 6, 2006.

Transactions with Patrick McKinney

In addition to the employment agreement, as described above, on June 1, 2006, we entered into an Employee Restricted Stock Agreement with Mr. McKinney pursuant to which he was granted 30,000 shares of restricted stock with all of the shares vesting on June 1, 2009.  On June 1, 2006, the closing price of Cano’s common stock on the American Stock Exchange was $5.62 per share.  No shares of restricted stock shall vest if Mr. McKinney terminates his service to Cano before June 1, 2009.

Unless the shares of restricted stock are vested and no longer subject to forfeiture, Mr. McKinney is not permitted to sell, transfer, pledge or assign such shares.  However, beginning on the date of grant, Mr. McKinney is permitted to vote such shares of restricted stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 8, 2007 with respect to the beneficial ownership of the outstanding common stock and outstanding Series D Convertible Preferred Stock by: (i) any beneficial holder of more than five (5%) percent of our outstanding common stock or outstanding Series D Convertible Preferred Stock; (ii) each of our named executive officers and directors; and (iii) our directors and executive officers as a group. The Series D Convertible Preferred Stock votes on an as converted basis with our outstanding common stock with each of the 49,116 shares of Series D Convertible Preferred Stock having a stated value of $1,000 per share and a conversion price of $5.75. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner(1)	Common Stock Beneficially Owned(2)		Percentage of Common Stock(2)	Preferred Stock Beneficially Owned(2)	Percentage of Preferred Stock(2)%
S. Jeffrey Johnson	1,450,381		4.4%	0	0%
Michael J. Ricketts	348,638		1.1%	0	0%
Donnie D. Dent(3)(4)	145,000		*	0	0%
Gerald W. Haddock(3)(4)(5)	256,500		*	0	0%
Randall Boyd(3)(4)	262,210		*	0	0%
Dr. Jim Underwood(3)(4)	50,000		*	0	0%
Donald W. Niemiec	0		0%	0	0%
Robert L. Gaudin	0		0%	0	0%
William O. Powell, III	0		0%	0	0%
Morris B. “Sam” Smith(4)	90,000		*	0	0%
John Lacik	0		0%	0	0%
James K. Teringo, Jr.	0		0%	0	0%
Patrick McKinney	30,000		*	0	0%
Wellington Management Company, llp(6)	5,220,660		14.9%	12,937	26.3%
Touradji Capital Management, LP(7)	2,363,284		7.2%	1,000	2.0%
D. E. Shaw Laminar Portfolios, LLC(8)	1,866,368		5.4%	10,005	20.4%
Fort Mason Capital, LLC(9)	695,652		2.1%	4,000	8.1%
GLG North American Opportunity Fund(10)	2,788,130		8.2%	6,688	13.6%
William Herbert Hunt Trust Estate(11)	1,161,312		3.5%	2,875	5.9%
Trapeze Asset Management, Inc.(12)	1,952,549		5.8%	2,692	5.5%
Trapeze Capital Corp.(13)	760,015		2.3%	810	1.6%
All officers and directors as a group (11 persons)	2,632,729	(14)	8.0%	0	0%

*              Less than 1%

(1)           Except as otherwise indicated, the address of each beneficial owner is c/o Cano Petroleum, Inc., 801 Cherry St., Suite 3200, Fort Worth, Texas 76102.

(2)           Applicable percentage ownership is based on 32,663,098 shares of common stock issued as of June 8, 2007 and 49,116 shares of Series D Convertible Preferred Stock issued as of June 8, 2007, plus, on an individual basis, the right of that individual to obtain common stock upon exercise stock options or warrants or conversion of Series D Convertible Preferred Stock within 60 days of June 8, 2007. On June 8, 2007, voting together with the common stock, the 49,166 shares of Series D Convertible Preferred Stock had the voting equivalent of 8,823,058 shares of our common stock based on a $5.75 conversion price.

(3)           Includes 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $4.13 per share and which vested on April 1, 2006, owned by each of Messrs. Dent, Haddock, Boyd and Underwood.

(4)           Includes 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $6.30 per share and which vested on December 13, 2006, owned by each of Messrs. Smith, Dent, Haddock, Boyd and Underwood.

(5)           Includes 50,000 shares currently issuable upon exercise of outstanding stock options and 20,000 shares held by the Gerald Haddock Charitable Foundation in which Mr. Haddock disclaims beneficial ownership.

(6)           Includes 2,413,312 shares of common stock issuable within 60 days of June 8, 2007 upon conversion of 12,937 shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend. Wellington Management Company, llp, an investment adviser registered under the Investment Advisors Act of 1940, as amended, shares investment discretion and shares voting power over the securities held by certain of its investment advisory clients. In its capacity as an investment adviser, Wellington Management is deemed to have beneficial ownership over 5,220,660 shares in client accounts. Their address is 75 State Street, Boston, Massachusetts 02109.

(7)           Includes 173,913 shares of common stock currently issuable upon conversion of 1,000 shares of Series D Convertible Preferred Stock and 125,000 shares underlying outstanding warrants. Touradji Capital Management, LP is the investment manager to Touradji Global Resources Master Fund, Ltd., Touradji Deep Rock Master Fund, Ltd. and Touradji Diversified Fund, Ltd.  Mr. Paul Touradji is a partner in Touradji Capital Management, LP and the portfolio manager of Touradji Global Resources Master Fund, Ltd., Touradji Deep Rock Master Fund, Ltd. and Touradji Diversified Fund, Ltd. and may be deemed to beneficially own the shares held by such funds.  Touradji Capital Management, LP and Paul Touradji disclaim beneficial ownership of the shares held by Touradji Global Resources Master Fund, Ltd., Touradji Deep Rock Master Fund, Ltd. and Touradji Diversified Fund, Ltd.  Its address is 101 Park Avenue, 48th Floor, New York, NY 10178

(8)           Includes 1,866,367 shares of common stock issuable within 60 days of June 8, 2007 upon conversion of 10,005 shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend.  D.E. Shaw & Co., L.P., as investment adviser, has voting and investment control over the shares owned by D.E. Shaw Laminar Portfolios, L.L.C. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, or their designees, exercise voting and investment control over the shares on D.E. Shaw & Co., L.P.’s behalf. The address for each of the entities is 120 West 45 St., 39th Floor, New York, NY 10036.

(9)           Includes 695,652 shares of common stock currently issuable upon conversion of 4,000 shares of Series D Convertible Preferred Stock. The shares listed herein are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital , LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 4 Embarcadero Center, Suite 2050, San Francisco, CA 94111.

(10)         Includes 1,163,130 shares of common stock currently issuable upon conversion of 6,688 shares of Series D Convertible Preferred Stock and 262,500 shares underlying warrants.  Norm Gottesman, Emmanuel Roman and Pierre Lagrance, the managing directors of GLG Partners, LP, the investment manager of GLG North American Opportunity Fund, have voting rights and dispositive power over the shares held by GLG North American Opportunity Fund. Their address is Walker House, P.O. Box 908 GT, Mary St., Georgetown, Grand Cayman, Cayman Islands.

(11)         Includes 536,312 shares of common stock issuable within 60 days of June 8, 2007 upon conversion of 2,875 shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend and 125,000 shares underlying warrants.  J.W. Beavers, Jr., Trustee has voting and dispositive power with regard to William Herbert Hunt Trust Estate. Its address is 1601 Elm St., Suite 3400, Dallas, TX 75201.

(12)         Includes 468,174 shares of common stock currently issuable upon conversion of 2,692 shares of Series D Convertible Preferred Stock and 296,875 shares underlying warrants. Trapeze Asset Management Inc. an investment adviser registered under the Investment Advisors Act of 1940, as amended, exercises sole investment discretion and voting power over the securities held by certain of its investment advisory clients. In its capacity as an investment adviser, Trapeze Asset Management Inc. is deemed to have beneficial ownership over 1,187,500 common shares, 296,875 common shares issuable upon exercise of warrants and 2,692 preferred shares which are convertible into 468,174 shares of common stock. Its address is 22 St. Clair Avenue East, 18th Floor, Toronto, ON M4T 253, Canada.

(13)         Includes 140,870 shares of common stock currently issuable upon conversion of 810 shares of Series D Convertible Preferred Stock and 206,645 shares underlying warrants. Trapeze Capital Corp., a Canadian investment dealer, exercises sole investment discretion and voting power over the securities held by certain of its investment advisory clients. In its capacity as an investment adviser, Trapeze Capital Corp. is deemed to have beneficial ownership over 412,500 common shares, 206,645 common shares issuable upon exercise of the warrants and 810 preferred shares which are convertible into 140,870 shares of common stock.  Its address is 22 St. Clair Avenue East, 18th Floor, Toronto, ON M4T 253, Canada.

(14)         Includes 275,000 shares currently issuable upon exercise of outstanding stock options.

No director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of our voting securities is a party adverse to our business or has a material interest adverse to us.

Escrowed Shares Pursuant to the Davenport Merger

The Davenport Field Unit shareholders (“Davenport Shareholders”) comprise eight individuals—five who are now employed by us, one director, and two former employees. Pursuant to the terms of a Management Stock Pool Agreement that was entered into in connection with the Davenport Merger under “Description of Business—Davenport Merger,” the 5,165,000 shares of common stock were placed in escrow. The shares vested to the individuals based on a combination of continued employment, referred to as “compensation shares,” and achieving certain performance goals during the next year, referred to as “performance shares.” All the shares have been released to the Davenport Shareholders or returned to treasury as described below.

The following table summarizes the shares placed in escrow under the Management Stock Pool Agreement:

	Compensation Shares	Performance Shares	Total Shares
Executive Davenport Shareholders
S. Jeffrey Johnson	2,040,175	2,040,175	4,080,350
Michael J. Ricketts	232,425	232,425	464,850
Thomas D. Cochrane	232,425	232,425	464,850
Non-Executive Davenport Shareholders	154,950	—	154,950
Total Shares	2,659,975	2,505,025	5,165,000

The Management Stock Pool Agreement had the following terms:

•  In the event that any of the Davenport Shareholders ceased to be employees or directors of Cano prior to May 28, 2006, all shares issued to such shareholder were to be cancelled and returned to treasury—15,783 shares have been returned to treasury pursuant to this clause.

•  The compensation shares issued to each Executive Davenport Shareholder were released to that Executive Davenport Shareholder on July 1, 2005.

•  The compensation shares issued to each Non-Executive Davenport Shareholder remaining in escrow were to be released to that Non-Executive Davenport Shareholder on July 1, 2006—139,167 shares were released on July 1, 2006.

•  The performance shares were to be released to the Executive Davenport Shareholders as the following performance milestones were met:

•  in the event that we achieved both of the following performance milestones at June 30, 2006 one half of the performance shares issued to a particular Executive Davenport Shareholder were to be released from escrow.

•  We had proven reserves of not less than 2,833 MBOE, and

•  We had achieved a thirty day average barrel of oil per day production rate of not less than 1,521 barrels of oil per day (both of these criteria were met, and on October 20, 2006, 1,252,514 shares were released to the Executive Davenport Shareholders).

•  In addition, in the event that we had proven reserves of not less than 3,777 MBOE at June 30, 2006 and had achieved for thirty days immediately prior to June 30, 2006, an average barrel of oil per day production rate of not less than 2,028 barrels of oil per day, all of the performance shares were to be released from escrow (both of these criteria were not met, and on October 20, 2006, 1,252,511 shares were returned to Cano as treasury shares).

•  Any performance shares not released from escrow as per the above milestones were to be returned to treasury on or before October 31, 2006 (on October 20, 2006, 1,252,511 shares were returned to Cano as treasury shares).

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.

Dividend Policy

Our proposed operations are capital intensive and we need working capital.  Therefore, we will be required to reinvest any future earnings in our operations.  Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The future declaration and payment of dividends will be determined by our Board of Directors after considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.  Our Senior Credit Agreement does not permit us to pay dividends on our common stock. In addition, the terms of our Series D Convertible Preferred Stock do not permit us to pay dividend on our common stock without the approval of the holders of a majority of the Series D Convertible Preferred Stock.

Capital Structure

Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, of which 600 shares have been designated as Series A Convertible Preferred Stock, 8,000 shares have been designated as Series B Convertible Preferred Stock, 8,000 shares have been designated as Series C Convertible Preferred Stock and 49,116 shares have been designated as Series D Convertible Preferred Stock.  As of June 8, 2007, we had 33,931,392 and 32,663,098 shares of common stock issued and outstanding, respectively, and 49,116 shares of Series D Convertible Preferred Stock issued and outstanding.  The following summarizes the material terms of our capital stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have cumulative voting rights.  Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our Board of Directors in their discretion from funds legally available therefore.  In the event of a liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities and any liquidation payment due to holders of our outstanding preferred stock.  All of the outstanding shares of our common stock are fully paid and non-assessable.

Holders of our common stock have no preemptive rights to purchase our common stock.  There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Preferred Stock—General

Our Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.  The issuance of additional shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  At present, we have no plans to issue any additional preferred stock nor adopt any additional series, preferences or other classification of preferred stock.

Series A Convertible Preferred Stock

We are currently authorized to issue 600 shares of Series A Convertible Preferred Stock.  Each outstanding share of Series A Convertible Preferred Stock may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount.  The Series A Convertible Preferred Stock does not pay dividends and carries no dividend preference or voting rights.  As there is no limit on the number of shares of our common stock that could be issued upon conversion of outstanding Series A Convertible Preferred Stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock.  Accordingly, conversion of any Series A Convertible Preferred Stock that is outstanding could result in a change of control. In the event of a liquidation, dissolution or winding up of our business, the holders of Series A Convertible Preferred Stock are entitled to receive a liquidation amount of $1,000 per share after payment in full of liabilities. Currently, there are no shares of Series A Convertible Preferred Stock outstanding.

Series B Convertible Preferred Stock

We are currently authorized to issue 8,000 shares of Series B Convertible Preferred Stock. The holders of Series B Convertible Preferred Stock are not entitled to receive any dividends.  Except as required by Delaware law, the Series B Preferred Stock does not have any voting rights.

Each share of Series B Convertible Preferred Stock is convertible at any time while it is outstanding into 333 shares of our common stock. In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.00 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series B Convertible Preferred Stock will be the greater of: (i) 333 shares of common stock for each one share of Series B Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series B Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series C Convertible Preferred Stock, and holders of the Series B Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share.

Currently, there are no shares of Series B Convertible Preferred Stock outstanding.

Series C Convertible Preferred Stock

We are currently authorized to issue 8,000 shares of Series C Convertible Preferred Stock.  The holders of Series C Convertible Preferred Stock are not entitled to receive any dividends.  Except as required by Delaware law, the Series C Preferred Stock does not have any voting rights.

Each share of Series C Convertible Preferred Stock is convertible at any time while it is outstanding into 266 shares of our common stock. In the event we issue any shares of common stock during the 730 calendar days following the issuance date at a price less than $3.75 per share, the conversion rate will be adjusted to that number of shares of common stock equal to $1,000 divided by the price per share at which we issued the common stock.

In the event we fail to meet certain performance milestones, as defined in the Management Stock Pool Agreement dated May 28, 2004 with certain of our directors, officers and employees, or in the event that the terms of the Management Stock Pool Agreement are amended with the effect of reducing or eliminating the performance milestones, the conversion rate of the Series C Convertible Preferred Stock will be the greater of: (i) 266 shares of common stock for each one share of Series C Convertible Preferred Stock; or (ii) that number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the five trading days immediately prior to the conversion date.

In the event of any liquidation, dissolution or winding up of our business, whether voluntary or involuntary, the Series C Convertible Preferred Stock ranks senior to our outstanding common stock and on parity with our outstanding Series B Convertible Preferred Stock, and holders of the Series C Convertible Preferred Stock are entitled to receive a preferential liquidation amount equal to $1,000 per share.

Currently, there are no shares of Series C Convertible Preferred Stock outstanding.

Series D Convertible Preferred Stock

On August 31, 2006, we filed a Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock with the Secretary of State of Delaware and designated 49,116 shares of our preferred stock as Series D Convertible Preferred Stock. On September 6, 2006, we issued all 49,116 authorized shares of the Series D Convertible Preferred Stock.

Dividends.

The Series D Convertible Preferred Stock has a dividend rate of 7.875% per year (or 15% upon the occurrence of a Triggering Event (as defined below)) payable quarterly in cash or in stock as an adjustment to the number of shares of common stock, par value $0.0001 per share, issuable upon conversion. Holders of approximately 55% of our Series D Convertible Preferred Stock have elected to receive dividends in stock.

Conversion Right.

Shares of Series D Convertible Preferred Stock are convertible into shares of common stock at any time on or after September 6, at an initial conversion price of $5.75 per share, subject to adjustment for certain dilutive issuances, stock splits, stock dividends and other similar transactions.

Adjustments to Conversion Price.

Immediately after certain dilutive issuances of common stock, subdivision (by stock split, stock dividend, recapitalization or otherwise) or combination (by combination, reverse stock split or otherwise) or any other events (such as the granting of stock appreciation rights, phantom stock rights or other rights with equity features), the conversion price shall be adjusted. Until our stockholder approval is obtained pursuant to the rules of the American Stock Exchange for the shares of common stock underlying the Series D Convertible Preferred Stock, the conversion price shall not be less than $4.79 per share.

Additional Series D Convertible Preferred Stock; Variable Securities; Dilutive Issuances.

For so long as any Series D Convertible Preferred Stock is outstanding, we will not, without the prior written consent of the holders of a majority of the outstanding Series D Convertible Preferred Stock, issue any Series D Convertible Preferred Stock, and we shall not issue any other securities that would cause a breach or default under the certificate of designations. In addition, we shall not, in any manner, issue or sell (i) any rights, warrants or options to subscribe for or purchase common stock or (ii) any stock or securities directly or indirectly convertible into or exchangeable or exercisable for common stock at a conversion, exchange or exercise price which varies or may vary after issuance with the market price of $4.79 per share (as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction) of common stock.

Mandatory Redemption at Maturity.

If any Series D Convertible Preferred Stock remains outstanding on September 6, 2011, we shall redeem such Series D Convertible Preferred Stock for a conversion amount in cash equal to the sum of the Additional Amount and the stated value of $1,000. “Additional Amount” equals the product of (x) the result of the formula: dividend rate/(N/360) and (y) the stated value of $1,000.

Redemption Option Upon Triggering Event.

After a Triggering Event, each holder shall have the right to require us to redeem all or a portion of such holder’s Series D Convertible Preferred Stock equal to the greater of (i) 125% of the conversion amount and (ii) the product of (A) the conversion rate equal to conversion amount/conversion price in effect at such time and (B) the greater of the closing sale price of the common stock on the trading day immediately preceding such Triggering Event, the closing sale price of the common stock on the day immediately following such Triggering Event and the closing sale price of the common stock on the date the holder delivers the notice of redemption at the holder’s option.

A “Triggering Event” occurs if:

•  our common stock is suspended from trading or fails to be listed on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market for a period of 10 consecutive trading days or for more than an aggregate of 20 trading days in any 365-day period;

•  we fail to convert and do not cure this conversion failure within 10 business days after the applicable conversion date or give notice to any holder at any time of our intention not to comply with a request for conversion;

•  we fail to pay, and continue to fail to pay for at least 5 business days, to the holder any amounts when and as due pursuant to the certificate of designations or any Transaction Document;

•  a court (i) enters a decree or order of voluntary or involuntary bankruptcy, insolvency, reorganization or other similar proceeding, (ii) appoints a custodian, receiver, liquidator or other similar official, or (iii) orders the winding up or liquidation of affairs, in respect of us or any joint venture or any entity in which we, directly or indirectly, own capital stock or hold an equity or similar interest or of any substantial part of our property and such decree or order is unstayed and in effect for 60 consecutive days;

•  we or any subsidiary (i) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding, (ii) consents to an involuntary proceeding or appointment of a custodian, receiver, liquidator or other similar official, (iii) makes an assignment for the benefit of creditors, (iv) admits in writing its inability to pay debts generally as they become due, or (v) takes corporate action in furtherance of any such action;

•  we default with respect to any indebtedness, which default has not been waived, and any applicable grace period has expired; or

•  we breach any representation, warranty, covenant or other term or condition of any Transaction Document and any curable breach remains uncured for at least 7 business days.

Change of Control Redemption Right.

At any time during the period beginning after a holder’s receipt of notice of a Change of Control (as defined below) and ending on the date that is 20 trading days after the consummation of such Change of Control, such eligible holder may require us to redeem all or any portion of such holder’s Series D Convertible Preferred Stock at a premium.

“Change of Control” means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the common stock in which holders of our voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of our incorporation.

Other Rights.

We shall not enter into or be party to a Fundamental Transaction unless (i) the successor entity assumes in writing all of our obligations under the certificate of designations and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to a majority of the holders of the outstanding Series D Convertible Preferred Stock and approved by such holders prior to such Fundamental Transaction and (ii) the successor entity is a publicly traded corporation whose common stock is quoted on or listed for trading on the American Stock Exchange, New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market.

If at any time we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock (the “Purchase Rights”), the holders will be entitled to acquire the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of the Series D Convertible Preferred Stock immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

Following the occurrence of an Asset Sale (as defined below), a holder may require us to redeem, with the Available Asset Sale Proceeds (as defined below), all or any portion of the Series D Convertible Preferred Stock held by such holder. For so long as any Series D Convertible Preferred Stock are outstanding, we shall not, and shall not permit any of our subsidiaries to, directly or indirectly, consummate any Asset Sale unless we receive consideration at the time of the Asset Sale at least equal to the fair market value of the assets or capital stock and all warrants, options or other rights to acquire capital stock issued or sold or otherwise disposed of.

“Asset Sale” means, in one transaction or a series of related transactions, (i) the sale, lease, conveyance or other disposition of any assets or rights other than in the ordinary course of business consistent with past practice, or (ii) the sale of equity interests in any of our subsidiaries, which sale, lease conveyance or other disposition of assets or rights or sale of equity interests generates proceeds to us equal to or greater than $15,000,000; provided, however, that neither (A) a sale, lease, conveyance or other disposition of the Rich Valley Properties nor (B) any sale, lease, conveyance or other disposition of the Barnett Shale Properties made solely for the purpose of contributing such Barnett Shale Properties to a joint venture entity in which the Company, or one of its wholly-owned subsidiaries, owns any equity interests thereof, shall be considered an Asset Sale for purposes of the certificate of designations.

“Available Asset Sale Proceeds” means, for any Asset Sales, the difference between (i) the cash proceeds generated in such Asset Sale and (ii) the outstanding principal amount (including any interest thereon) of the senior debt; provided, however, that in the event of any Asset Sale relating to Barnett Shale Properties the Available Asset Sale Proceeds shall be equal to the difference between (A) the cash proceeds generated in such Asset Sale and (B) $15,000,000.

Voting Rights.

Subject to certain limitations on conversion, each holder shall be entitled to the whole number of votes equal to the lesser of (i) the number of shares of common stock into which the holder’s Series D Convertible Preferred Stock would be convertible and shall otherwise have voting rights and powers equal to the voting rights and powers of the common stock and (ii) the number of shares of common stock into which such holder’s Series D Convertible Preferred Stock would be convertible if the conversion price on the record date for the vote or consent of stockholders is deemed to be the market price of $4.79, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction. The Series D Convertible Preferred Stock shall vote as a class with the holders of common stock as if they were a single class of securities upon any matter submitted to a vote of stockholders, except those matter required by law or by the terms of the certificate of designations to be submitted to a class vote of the holders of Series D Convertible Preferred Stock, in which case the holders of Series D Convertible Preferred Stock only shall vote as a separate class.

Liquidation Preference.

In the event of any voluntary or involuntary liquidation, distribution of assets (other than the payment of dividends), dissolution or winding-up of our business, the Series D Convertible Preferred Stock shall have preferential rights to holders of any of our capital stock of any class junior in rank to the Series D Convertible Preferred Stock in respect of the preferences as to distributions and payments on the liquidation , dissolution and winding up of our business. All shares of common stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock shall be of junior rank to all Series D Convertible Preferred Stock.

The Series D Convertible Preferred Stock is entitled to a liquidation preference equal to the stated value of the Series D Convertible Preferred Stock plus accrued dividends.

Ranking; Issuances of Other Securities.

Without the prior express written consent of a majority of the holders of the outstanding Series D Convertible Preferred Stock, we shall not authorize or issue additional or other capital stock that is of senior or pari-passu rank to the Series D Convertible Preferred Stock in respect of the preferences as to distributions and payments upon our or our subsidiary’s voluntary or involuntary liquidation, dissolution or winding up, the assets of which constitute all or substantially all of the assets of our and our subsidiary’s business taken as a whole, in a single transaction or series of transactions. We may issue preferred stock that is junior in rank to the Series D Convertible Preferred Stock, provided that the maturity date (or any other date requiring redemption or repayment of such preferred stock) of any such junior preferred stock is not on or before the 91st day following the Maturity Date.

Issuances of Equity-Linked Securities.

For so long as any Series D Convertible Preferred Stock is outstanding, we will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of, any of our indebtedness or indebtedness of our subsidiaries that is, any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of our common stock, options, convertible securities or other capital stock.

Covenants.

The affirmative vote or the written consent of the holders of at least a majority of the aggregate shares of Series D Convertible Preferred Stock then outstanding, voting together as a single class, will be required for us to:

•  amend or repeal any provision of, or add any provision to, our Certificate of Incorporation or bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock (including any amendment to the certificate of designations for the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series D Convertible Preferred Stock, regardless of whether any such action shall be by means of amendment to our Certificate of Incorporation or by merger, consolidation or otherwise;

•  increase or decrease (other than by conversion) the authorized number of shares of Series D Convertible Preferred Stock;

•  create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over or in on a parity with the Series D Convertible Preferred Stock with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of our business;

•  purchase, repurchase or redeem any shares of common stock (other than pursuant to equity incentive agreements with employees giving us the right to repurchase shares upon the termination of services at cost);

•  pay dividends or make any other distribution on our common stock;

•  whether or not prohibited by the terms of the Series D Convertible Preferred Stock, circumvent a right of the Series D Convertible Preferred Stock.

Business Combinations under Delaware Law

We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested stockholder. These restrictions do not apply if:

•  before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

•  upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•  following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of a least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation

In addition to the terms of our Series D Convertible Preferred Stock, our certificate of incorporation contains provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Removal of Directors; Advance Notice Provisions for Stockholder Nominations; Stockholder Nomination Procedure

Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws and our most recent proxy statement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Co., Inc., P.O. Box 17136, Salt Lake City, Utah 84117, (801) 272-9294.

SELLING STOCKHOLDERS

The following table sets forth the common stock ownership and other information relating to the selling stockholders as of June 8, 2007.  The selling stockholders, or affiliates of the selling stockholders, acquired their securities pursuant to private placements to accredited investors under Rule 506 promulgated pursuant to the Securities Act of 1933, as amended, completed during September 2005, for a purchase price of $4.14 per share, which was the closing price of our common stock on September 13, 2005 on AMEX.  Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

		Number of Shares	Shares Beneficially
	Number of Shares	Offered	Owned
	Beneficially Owned	Pursuant to this	After the Offering(1)
Name	Prior to the Offering	Prospectus	Number	Percent

BFS US Special Opportunities Trust PLC (n/k/a US Special Opportunities Trust PLC (2)	301,932	301,932	0	0%

Crestview Capital Master, LLC (3)	616,900	616,900	0	0%

Public Sector Pension Investment Board (nominee name Mac & Co. (4)	195,700	195,700	0	0%

Renaissance US Growth Investment Trust PLC (2)	301,932	301,932	0	0%

Spindrift Investors (Bermuda) L.P. (4)	2,292,056	478,400	1,813,656	5.3%

Spindrift Partners, L.P. (4)	1,957,254	414,100	1,543,154	4.6%

The Robert Wood Johnson Foundation (nominee name: Benchworthy & Co.) (4)	173,700	173,700	0	0%

Touradji Global Resources Master Fund, Ltd. (5)	974,229	269,068	705,161	2.6%

Touradji Deep Rock Master Fund, Ltd. (6)	1,348,103	388,560	959,543	2.9%

Touradji Diversified Master Fund, Ltd. (7)	40,952	21,572	19,380	*

TOTAL SHARES OFFERED		3,161,864

*              Less than one percent.

(1)   Assumes that all securities registered will be sold and that, on an individual basis, all shares of common stock underlying common stock purchase warrants and outstanding preferred stock will be issued.

(2)   Russell Cleveland makes the investment decisions on behalf of US Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC, and has voting control over the securities beneficially owned by US Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC.

(3)   John Schmit makes the investment decisions on behalf of Crestview Capital Master, LLC and has voting control over the securities beneficially owned by Crestview Capital Master, LLC.

(4)   Wellington Management Company, LLP, an investment adviser registered under the Investment Advisors Act of 1940, as amended, shares investment discretion and shares voting power over the securities held by the Public Sector Pension Investment Board, The Robert Wood Johnson Foundation, Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P.  Spindrift Partners, L.P. and Spindrift Investors (Bermuda), L.P. purchased common stock in our March 25, 2005 financing, purchased common stock in our September 2005 private placement pursuant to which these shares are registered and Series D Convertible Preferred Stock in our September 2006 private placement.

(5)   Touradji Capital Management, LP serves as investment advisor to Touradji Global Resources Master Fund, Ltd. and may be deemed to beneficially own its shares.  Paul Touradji is the managing member of Touradji Capital Management, LP and may be deemed to beneficially own the Touradji Global Resources Master Fund, Ltd. shares.  Touradji Capital Management, LP and Paul Touradji disclaim beneficial ownership of the shares held by Touradji Global Resources Master Fund, Ltd.  Touradji Global Resources Master Fund, Ltd. purchased common stock and warrants from Cano in a private placement on September 6, 2006.

(6)   Touradji Capital Management, LP serves as investment advisor to Touradji Deep Rock Master Fund, Ltd. and may be deemed to beneficially own its shares.  Paul Touradji is the managing member of Touradji Capital Management, LP and may be deemed to beneficially own the Touradji DeepRock Master Fund, Ltd. shares.  Touradji Capital Management, LP and Paul Touradji disclaim beneficial ownership of the shares held by Touradji Deep Rock Master Fund, Ltd.

(7)   Touradji Capital Management, LP serves as investment advisor to Touradji Diversified Master Fund, Ltd. and may be deemed to beneficially own its shares.  Paul Touradji is the managing member of Touradji Capital Management, LP and may be deemed to beneficially own the Touradji Diversified Master Fund, Ltd. shares.  Touradji Capital Management, LP and Paul Touradji disclaim beneficial ownership of the shares held by Touradji Diversified Master Fund, Ltd.

None of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledges, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•      block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately-negotiated transactions;

•      broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•      through the writing of options on the shares;

•      a combination of any such methods of sale; and

•      any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.  The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their respective pledges, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  Such broker-dealers may receive compensation in the form of discounts concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk.  It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price.  We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders.  The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations of such acts.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter.  The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.  The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such Act, including, without limitation, Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person.  In the event that any of the selling stockholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  In addition, if a short sale is deemed to be stabilizing activity, then the selling stockholders will not be permitted to engage in a short sale of our common stock.  All of these limitations may affect the marketability of the shares.

If a selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a summary of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the “Code”) and regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

To ensure compliance with Treasury Department Circular 230, prospective investors in our common stock are hereby notified that (1) any discussion of U.S. federal tax issues in this prospectus is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code, (2) any discussion of U.S. federal tax issues in this prospectus is written to support the promotion or marketing of the transactions or matters addressed herein and (3) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

As used in this discussion, a “non-U.S. holder” is a beneficial owner of common stock (other than a partnership) that for U.S. federal income tax purposes is not:

•       an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•       a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•       an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•       a trust (i) if it is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Capital Gain and Distribution on Common Stock” below. Any dividend paid to a non-U.S. holder of common stock ordinarily will be subject to U.S. federal income tax withholding at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with IRS Form W-8BEN or other appropriate version of Form W-8 (or any successor form) certifying eligibility for the reduced rate.

Notwithstanding the foregoing, dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI (or any successor form) properly certifying eligibility for such exemption. Dividends received by a corporate non-U.S. holder that are effectively connected with a trade or business conducted by such corporate non-U.S. holder in the United States may, to the extent not reinvested in property that is connected with the conduct of a trade or business within the United States, also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Capital Gain and Distribution on Common Stock

We believe that we are a “United States real property holding corporation” for U.S. federal income tax purposes. Nonetheless, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on a disposition of our common stock, unless

•                  the gain is otherwise effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•                  in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met; or

•                  our common stock is not considered to be “regularly traded on an established securities market,” within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs, or the non-U.S. holder actually or constructively owns, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our common stock.

A non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale or other disposition, at regular U.S. tax rates and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable tax treaty. A non-U.S. Holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses, subject to certain limitations, even though the holder is not considered a resident of the United States.  A non-U.S. Holder described in the third bullet point above generally will be taxed on its net gain derived from the disposition of our common stock at the regular graduated U.S. federal income tax rates in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional “branch profits tax” described above may also apply. Moreover, if our common stock is not “regularly traded on an established securities market” at any time during the period described in the third bullet point above, a non-U.S. holder described in the third bullet point above generally will be subject to withholding at a rate of 10% on the proceeds from the disposition of our common stock.  Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Likewise, if a non-U.S. holder would be subject to tax on its net gain derived from the disposition of our common stock, and we make a distribution to a non-U.S. holder in excess of our current and accumulated earnings and profits, (i) we will withhold 10% of such distribution (unless we are provided a withholding certificate from the IRS reducing or eliminating the withholding) and (ii) the non-U.S. holder generally will be taxed on its net gain, if any, derived from the receipt of the distribution at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above may also apply. Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules.

Federal Estate Taxes

If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from sources that were effectively connected with the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by U.S. persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Payment of the proceeds of a sale of common stock by a U.S. office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-U.S. holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a U.S. person, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS on a timely basis.

INCORPORATION BY REFERENCE

We have “incorporated by reference” into this prospectus certain information we have filed, or will file, with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•      our annual report on Form 10-KSB for the year ended June 30, 2006, filed with the SEC on September 25, 2006, as amended on Form 10-KSB/A, filed with the SEC on December 26, 2006;

•      our quarterly reports filed on Form 10-Q for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007, filed with the SEC on November 14, 2006, February 9, 2007 and May 9, 2007, respectively;

•      our amended quarterly report Form 10-Q/A for the quarter ended September 30, 2006, filed with the SEC on December 26, 2006;

•      our current reports on Form 8-K filed with the SEC on July 7, 2006 (with regard to Items 1.01, 2.03, 3.03, and 9.01), July 12, 2006, July 18, 2006, August 17, 2006, August 29, 2006, August 30, 2006, September 9, 2006 (with regard to Items 2.03, 3.03, 5.03 and 9.01), September 12, 2006, October 2, 2006 (with regard to Item 8.01), November 9, 2006, January 4, 2007, February 1, 2007, March 2, 2007, March 12, 2007, March 14, 2007, April 2, 2007 (with regard to Item 2.03), April 4, 2007, May 1, 2007, May 17, 2007, May 25, 2007, June 1, 2007, June 12, 2007 and June 21, 2007;

•      our current report on Form 8-K filed with the SEC on March 29, 2007, containing a description of Cano’s capital stock;

•      our amended current reports on Form 8-K/A filed with the SEC on July 14, 2006 and August 31, 2006; and

•      future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering of the Securities.  In no event, however, will any information that we disclose under Item 2.02 or Item 7.01 of any current report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise become a part of, this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Cano Petroleum, Inc.

801 Cherry St., Suite 3200

Fort Worth, Texas 76102

Attention:  Morris B. Smith

Telephone:  (817) 698-0900

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for Cano Petroleum, Inc. by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Cano Petroleum, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years ended June 30, 2006, 2005 and 2004; and the financial statements of W.O. Energy of Nevada for the ten months ended September 30, 2005 and for the year ended November 30, 2004; and the historical summaries of revenue and direct operating expenses of the properties acquired by Pantwist, LLC for the years ended December 31, 2005 and 2004 appearing in this prospectus and registration statement have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth on their reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Information about our estimated proved reserves and future net cash flows attributable to such reserves was prepared by Forrest A. Garb & Associates, Inc., an independent petroleum and geological engineering firm and are included herein in reliance upon their authority as experts in reserves and present values.

CHANGES IN ACCOUNTANTS

In connection with our acquisition of the Davenport Field Unit, Inc., we dismissed Russell Bedford Stefanou Mirchandani LLP as our certifying accounts and replaced them with Hein & Associates LLP. Both the dismissal of Russell Bedford Stefanou Mirchandani LLP and the selection of Hein & Associates LLP were authorized and approved by our Board of Directors, and were effective on July 13, 2004.

During the two fiscal years ended June 30, 2003 and 2002 and through July 13, 2004: (i) we did not receive an adverse opinion or disclaimer of opinion from Russell Bedford Stefanou Mirchandani LLP, but the audit reports for the years ended June 30, 2003 and 2002 contained an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern; (ii) their opinions were not qualified or modified as to uncertainty, audit scope or accounting principles, and (iii) there have been no disagreements with Russell Bedford Stefanou Mirchandani LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Russell Bedford Stefanou Mirchandani LLP, would have caused them to make reference to the subject matter of the disagreement in their report. In particular, there were no “reportable events,” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, during the two fiscal years ended June 30, 2003 and 2002 and through July 13, 2004.

Hein & Associates LLP was engaged on or about May 24, 2004, to audit Davenport Field Unit, Inc. in connection with the acquisition of that entity. Hein & Associates LLP was also engaged by us on or about May 19, 2004, to audit the Ladder Companies in connection with our acquisition of the stock of the Ladder Companies. During the two fiscal years ended June 30, 2003 and 2002 and through May 19, 2004, Hein & Associates LLP did not consult with us on any of the matters referenced in Item 304(a)(2)(i) or (ii) of Regulation S-K.

GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

“Bbl.”   One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

“BOE.”   Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.

“BOEPD”   BOE per day.

“BTU.”   British Thermal Unit.

“DRY HOLE.”   A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

“ENHANCED OIL RECOVERY” or “EOR”   The use of certain methods, such as waterflooding or gas injection, into existing wells to increase the recover from a reservoir.

“EXPLORATORY WELL”   A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

“FLUID INJEC TION”   Pumping fluid into a producing formation to increase or maintain reservoir pressure and, thus, production.

“GROSS ACRES” or “GROSS WELLS.”   The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

“MBbl.”   One thousand Bbls.

“Mcf.”   One thousand cubic feet of natural gas.

“MMBOE.”   One million BOE.

“MMBtu.”   One million BTU.

“MMcf.”   One million cubic feet of natural gas.

“NET ACRES.”   The sum of the fractional working or any type of royalty interests owned in gross acres.

“ORIGINAL OIL IN PLACE”   A volumetric estimate of the hydrocarbons contained in a reservoir prior to any production operations being conducted therein.

“PRIMARY RECOVERY.”   The period of production in which oil moves from its reservoir through the wellbore under naturally occurring reservoir pressure.

“PRODUCING WELL” or “PRODUCTIVE WELL.”   A well that is capable of producing oil or natural gas in economic quantities.

“PROVED DEVELOPED RESERVES.”   The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“PROVED RESERVES.”   The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

“PROVED UNDEVELOPED RESERVES.”   The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“ROYALTY INTEREST.”   An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

‘SECONDARY RECOVERY.”   The recovery of oil and natural gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary recovery methods are often applied when production slows due to depletion of the natural pressure.

“STANDARDIZED MEASURE.”   Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable changes, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess inflows over a company’s tax basis in the associated properties.

Tax credits, net operating loss carryforwards and permanent differences also are considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

“SURFACTANT-POLYMER FLOODING, SP FLOODING, ALKALINE SURFACTANT-POLYMER FLOODING AND ASP FLOODING.”   Enhanced oil recovery techniques that can be employed to recover additional oil over and above primary and secondary recovery methods. Low concentrations of surfactants, polymers and other additives that are added to the waterflood operations already in place to “clean” stubborn or hard to reach oil from the reservoir, much like soap in a greasy dish pan.

‘TERTIARY RECOVERY.”   The use of improved recovery methods that not only restores formation pressure but also improves oil displacement or fluid flow in the reservoir and removes additional oil after secondary recovery.

“WATERFLOODING”   A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and sweep oil into the producing wells.

“WORKING INTEREST.”   The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

CANO PETROLEUM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Cano Petroleum—Nine Months Ended March 31, 2007 and 2006
Consolidated Balance Sheets (unaudited)	F-2
Consolidated Statements of Operations (unaudited)	F-3
Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended March 31, 2007 (unaudited)	F-4
Consolidated Statements of Cash Flows (unaudited)	F-5
Notes to Financial Statements	F-6

Cano Petroleum—Fiscal Years Ended June 30, 2006, 2005 and 2004
Reports of Independent Registered Public Accounting Firm	F-16
Consolidated Balance Sheets	F-17
Consolidated Statements of Operations	F-18
Consolidated Statements of Stockholders’ Equity (Deficit)	F-19
Consolidated Statements of Cash Flows	F-20
Notes to Consolidated Financial Statements	F-21

W.O. Energy of Nevada, Inc.—Ten Months Ended September 30, 2005 and Twelve Months Ended November 30, 2004
Report of Independent Registered Public Accounting Firm	F-45
Consolidated Balance Sheets	F-46
Consolidated Statements of Operations and Retained Earnings	F-47
Consolidated Statements of Cash Flows	F-48
Notes to Consolidated Financial Statements	F-49

Financial statements of business acquired.
Report of Independent Registered Public Accounting Firm	F-58

Historical Summaries of Revenues and Direct Operating Expenses of Properties Acquired by Pantwist, LLC for the years ended December 31, 2005 and 2004 and the unaudited three months ended March 31, 2006 and 2005

F-59
Notes to Historical Summaries of Revenues and Direct Operating Expenses of Properties Acquired by Pantwist, LLC	F-60

Cano Petroleum—Unaudited Pro Forma Combined Financial Statements
Introductory Notes
Unaudited Pro Forma Combined Statements of Operations for the Twelve Months Ended June 30, 2006	F-64
Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended March 31, 2007	F-65
Notes to Unaudited Pro Forma Combined Financial Statements	F-66

CANO PETROLEUM, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2007	2006
	(Unaudited)
ASSETS
Current assets

Cash and cash equivalents	$119,277	$644,659
Accounts receivable	3,354,055	3,563,649
Derivative assets	693,107	1,176,959
Prepaid expenses	523,489	205,349
Inventory	484,635	396,081
Other current assets	101,218	641,759
Total current assets	5,275,781	6,628,456

Oil and gas properties, successful efforts method	168,923,458	133,176,618
Less accumulated depletion and depreciation	(4,701,000)	(2,126,049)
Net oil and gas properties	164,222,458	131,050,569

Fixed assets and other, net	7,343,407	6,778,055
Restricted cash (Note 11)	6,000,000	—
Derivative assets	1,617,431	1,705,855
Goodwill	785,796	785,796
TOTAL ASSETS	$185,244,873	$146,948,731

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,855,101	$2,304,198
Oil and gas payable	1,060,546	1,399,047
Acquisition payable	800,000	—
Accrued liabilities	795,447	321,183
Taxes payable	257,286	419,692
Current portion of asset retirement obligations	143,738	19,809
Total current liabilities	9,912,118	4,463,929
Long-term liabilities
Long-term debt	21,500,000	68,750,000
Asset retirement obligations	2,076,470	1,587,569
Deferred tax credit	31,167,000	31,511,000
Deferred litigation credit (Note 11)	6,000,000	—
Total liabilities	70,655,588	106,312,498

Temporary Equity
Series D convertible preferred stock and paid-in-kind dividend; liquidation preference of $50,329,965 and $0, respectively	47,064,890	—

Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value $.0001 per share; 100,000,000 shares authorized; 33,951,392 and 32,683,098 shares issued and outstanding, respectively, at March 31, 2007; and 26,987,941 and 25,719,647 shares issued and outstanding, respectively, at June 30, 2006.	3,268	2,572
Additional paid-in capital	85,149,019	53,054,812
Accumulated deficit	(17,057,160)	(11,850,419)
Treasury stock, at cost; 1,268,294 shares	(570,732)	(570,732)
Total stockholders’ equity	67,524,395	40,636,233
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$185,244,873	$146,948,731

See accompanying notes to these unaudited financial statements.

CANO PETROLEUM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2006	2007	2006
Operating Revenues:
Crude oil and natural gas sales	$6,428,139	$5,422,987	$21,984,336	$10,532,227

Operating Expenses:
Lease operating expenses	3,074,656	2,065,739	8,487,702	4,059,837
Production and ad valorem taxes	590,863	379,990	1,834,482	701,482
General and administrative	3,000,908	1,947,525	8,890,387	5,133,779
Accretion of asset retirement obligations	35,606	30,282	103,136	75,656
Depletion and depreciation	1,067,446	631,340	3,197,482	1,058,198
Total operating expenses	7,769,479	5,054,876	22,513,189	11,028,952

Income (loss) from operations	(1,341,340)	368,111	(528,853)	(496,725)

Other income (expenses):
Interest expense	(346,929)	(928,645)	(2,413,673)	(1,260,690)
Unrealized loss on hedge contracts	(1,633,046)	(1,274,900)	(1,790,036)	(2,910,437)
Interest income and other, net	15,184	27,406	106,366	122,331
Total other expenses	(1,964,791)	(2,176,139)	(4,097,343)	(4,048,796)

Loss before income taxes	(3,306,131)	(1,808,028)	(4,626,196)	(4,545,521)

Income tax benefit	1,115,000	677,000	1,622,000	1,470,000

Net loss	(2,191,131)	(1,131,028)	(3,004,196)	(3,075,521)

Preferred stock dividend	966,971	—	2,202,545	—

Net loss applicable to common stock	$(3,158,102)	$(1,131,028)	$(5,206,741)	$(3,075,521)

Net loss per share - basic and diluted	$(0.10)	$(0.05)	$(0.17)	$(0.14)

Weighted average common shares outstanding
Basic and diluted	32,168,385	24,187,966	30,034,414	21,740,759

See accompanying notes to these unaudited financial statements.

CANO PETROLEUM, INC.
CONSOLIDATED STATEMENT OF CHANGES
IN STOCKHOLDERS’ EQUITY
JULY 1, 2006 THROUGH MARCH 31, 2007
(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Treasury Stock
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
Balance at July 1, 2006	25,719,647	$2,572	$53,054,812	$(11,850,419)	1,268,294	$(570,732)	$40,636,233

Net proceeds from issuance of common shares and warrants	6,584,247	$659	$29,625,157	—	—	—	$29,625,816

Issuance of common shares for acquisition	404,204	$40	$1,853,524	—	—	—	1,853,564

Stock based compensation, net of forfeiture settlements	(25,000)	(3)	615,526	—	—	—	615,523

Preferred stock dividend	—	—	—	(2,202,545)	—	—	(2,202,545)

Net loss	—	—	—	(3,004,196)	—	—	(3,004,196)

Balance at March 31, 2007	32,683,098	$3,268	$85,149,019	$(17,057,160)	1,268,294	$(570,732)	$67,524,395

See accompanying notes to these unaudited financial statements.

CANO PETROLEUM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended March 31,
	2007	2006
Cash flow from operating activities:
Net loss	$(3,004,196)	$(3,075,521)
Adjustments needed to reconcile net loss to net cash flow provided by (used in) operations:
Unrealized loss on hedge contracts	1,790,036	2,910,437
Accretion of asset retirement obligations	103,136	75,656
Depletion and depreciation	3,197,482	1,058,198
Deferred compensation expense	—	443,547
Stock compensation expense	615,523	134,437
Deferred income tax benefit	(1,622,000)	(1,470,000)
Amortization of debt issuance and prepaid expenses	1,832,697	318,980

Changes in operating assets and liabilities:
Restricted cash	(6,000,000)	—
Accounts receivable	209,594	437,499
Derivative assets	(1,217,760)	(5,317,710)
Prepaid expenses	(1,522,039)	(212,441)
Inventory	(88,554)	(163,586)
Accounts payable	566,220	(119,331)
Oil and gas payable	(517,126)	(488,468)
Accrued liabilities	412,911	(593,875)
Taxes payable	(167,053)	(194,266)
Deferred litigation liability	6,000,000	—
Other current assets	540,544	—

Net cash provided by (used in) operations	1,129,415	(6,256,444)

Cash flow from investing activities:
Additions to oil and gas properties	(21,877,613)	(3,523,340)
Acquisition of oil and gas properties	(6,213,895)	—
Additions to fixed assets and other	(668,450)	(444,095)
Acquisition of W.O. Energy of Nevada, Inc.	—	(48,292,605)
Acquisition of additional Davenport revenue interest	(133,000)	(700,350)
Net cash used in investing activities	(28,892,958)	(52,960,390)

Cash flow from financing activities:
Payment for debt-issuance costs	—	(707,587)
Borrowings under credit agreements	21,500,000	42,750,000
Repayments under credit agreements	(68,750,000)	—
Proceeds from issuance of preferred stock, net	45,850,925	—
Proceeds from issuance of common stock and warrants, net	29,625,816	18,348,185
Payment of preferred stock dividend	(988,580)	—
Net cash from financing activities	27,238,161	60,390,598

Net (decrease) increase in cash and cash equivalents	(525,382)	1,173,764
Cash and cash equivalents at beginning of period	644,659	145,489
Cash and cash equivalents at end of period	$119,277	$1,319,253

Supplemental disclosures of non-cash transactions:
Payment of preferred stock dividend in kind	$1,213,965	$—
Common stock issued for acquisition of oil and gas properties	$1,853,564	$—
Common stock issued for acquisition of W.O. Energy of Nevada, Inc.	$—	$8,240,000
Recognition of deferred tax liability for Square One Energy, Inc.	$—	$3,124,013
Supplemental disclosure of cash transactions:
Cash paid during the period for interest	$2,580,726	$1,105,432

See accompanying notes to these unaudited financial statements.

CANO PETROLEUM, INC.

NOTES TO FINANCIAL STATEMENTS

1.              BASIS OF PRESENTATION AND USE OF ESTIMATES

The interim consolidated financial statements of Cano Petroleum, Inc. are unaudited and contain all adjustments (consisting primarily of normal recurring accruals) necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results to be expected for a full year or for previously reported periods due in part, but not limited to, the volatility in prices for crude oil and natural gas, future commodity prices for derivative hedging contracts interest rates, estimates of reserves, drilling risks, geological risks, transportation restrictions, the timing of acquisitions, product demand, market competition, interruption in production, our ability to obtain additional capital, and the success of waterflooding and enhanced oil recovery techniques. You should read these consolidated interim financial statements in conjunction with the audited consolidated financial statements and notes thereto included in Cano’s Form 10-KSB dated June 30, 2006.

 The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cano and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (“FASB”) released FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109.”  FIN 48 requires companies to evaluate and disclose material uncertain tax positions it has taken with various taxing jurisdictions.  We are currently reviewing FIN 48 and have not yet determined the effect, if any, that FIN 48 will have to our operating results, financial position, or future cash flows.  We will be required to adopt FIN 48 for our fiscal year ending June 30, 2008.

2.              PREFERRED AND COMMON STOCK FINANCINGS

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component.  The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock upon conversion for the dividend in lieu of a cash dividend payment.  Holders of approximately 55% of the preferred stock chose the PIK dividend option.  The preferred stock is convertible to common stock at a price of $5.75 per share and the common stock was subject to 25% warrant coverage at an exercise price of $4.79 per share.  If any Series D Convertible Preferred Stock remains outstanding on September 6, 2011, we are required to redeem the Series D Convertible Preferred Stock for a redemption amount in cash equal to the stated value of the Preferred Stock, plus accrued dividends and PIK dividends.  Gross proceeds from the transactions were $80.9 million, of which $49.1 million was attributable to the preferred stock, and $31.8 million was attributable to the common stock and warrants.  Net proceeds were $75.5 million after deducting for issuance costs of $5.4 million.

The warrant component totals 1,646,061 common shares and is exercisable at $4.79 per share.  The exercise period commenced on March 5, 2007 and expires on March 6, 2008.  We computed the fair value of the warrants at September 6, 2006 as approximately $2.3 million based on the Black-Scholes model assuming the warrants will be exercised prior to the March 6, 2008 expiration date, using a 53% expected volatility factor, a risk-free rate of 4.92% and assuming no expected dividend yield.  We have included the fair value of the warrants in Additional Paid-In Capital on our consolidated balance sheet as of March 31, 2007.

Cash proceeds from the financings were used to repay long-term debt (see Note 3), for general corporate purposes and to fund our capital expenditures.

We were required to file a Registration Statement (Form S-1) with the Securities and Exchange Commission (“SEC”), which was filed on October 13, 2006 and was declared effective on January 4, 2007.  On April 9, 2007, we also filed to register these same securities on a Registration Statement Form S-3 which was declared effective on April 19, 2007.  We are required to maintain the effectiveness of the registration statement, subject to certain exceptions, and if the effectiveness is not maintained, then we must pay 1.5% of the gross proceeds and an additional 1.5% for every 30 days it is not maintained.  The maximum aggregate of all registration delay payments is 10% of the gross proceeds.

Pursuant to the terms of the preferred stock and subject to certain exceptions, if we issue or sell common stock at a price less than the conversion price (currently $5.75 per share) in effect immediately prior to such issuance or sale, the conversion price shall be reduced.  If such an issuance is made prior to June 6, 2007, the conversion price will be lowered to the average of the conversion price and the issue or sale price.  If such an issuance is made on or after June 6, 2007, the conversion price will be lowered to the issue or sale price.  The above described adjustments are not triggered by issuances or sales involving the following: (i) shares issued in connection with an employee benefit plan; (ii) shares issued upon conversion of the Series D Convertible Preferred Stock; (iii) shares issued upon exercise of the warrants issued on September 6, 2006; (iv) shares issued in connection with a firm commitment underwritten pubic offering with gross proceeds in excess of $50,000,000; (v) shares issued in connection with any strategic acquisition or transaction; (vi) shares issued in connection with any options or convertible securities that were outstanding on August 25, 2006; or (vii) shares issued in connection with any stock split, stock dividend, recapitalization or similar transaction.

Upon a voluntary or involuntary liquidation, dissolution or winding up of Cano or such subsidiaries of Cano the assets of which constitute all or substantially all of the assets of the business of Cano and its subsidiaries taken as a whole, the holders of the Series D Convertible Preferred Stock shall be entitled to receive an amount per share equal to $1,000 plus dividends owing on such share prior to any payments being made to any class of capital stock ranking junior on liquidation to the Series D Convertible Preferred Stock.

In accordance with the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and EITF D-98 “Classification and Measurement of Redeemable Securities”, the issuance of preferred stock is accounted for as temporary equity.

For the three months ended March 31, 2007, the preferred dividend was $966,971, of which $532,960 pertained to holders of the PIK dividend option.  For the nine months ended March 31, 2007, the preferred dividend was $2,202,545, of which $1,213,965 pertained to holders of the PIK dividend option.

The liquidation preference for the preferred stock is $50,329,965, which comprises the stated value of $49,116,000 and PIK dividends of $1,213,965 as of March 31, 2007.

On March 30, 2007, as shown in the table below, we issued 404,204 shares as part of the acquisition of oil and gas properties as discussed at Note 4.

The amount of common shares issued and outstanding is summarized as follows:

Issued shares as of June 30, 2006	26,987,941
Shares issued in private placement (above)	6,584,247
Contingently issued shares (Note 7)	5,000
Contingently issued shares – forfeited (Note 7)	(30,000)
Shares issued for acquisition of oil and gas properties (Note 4)	404,204
Issued shares as of March 31, 2007	33,951,392
Management shares returned to Treasury Stock (Note 7)	(1,268,294)
Outstanding shares as of March 31, 2007	32,683,098

3.              LONG-TERM DEBT

Cash proceeds from the financings discussed in Note 2 were used to repay $68.75 million of long-term debt outstanding at June 30, 2006, consisting of amounts due under the senior credit agreement and subordinated credit agreement of $53.75 million and $15 million, respectively.  Due to repaying the $15 million outstanding balance on the subordinated credit agreement, this debt facility has been permanently retired.  The senior credit agreement, with a borrowing base of $48 million, is our only remaining source of debt.  At March 31, 2007, we had outstanding long-term debt of $21.5 million and we were in compliance with the covenants stated in our senior credit agreement.  At March 31, 2007, the interest rate was 7.07%. At June 11, 2007, we had outstanding debt of $27.5 million.

On March 6, 2007, we entered into Amendment No. 5 senior credit agreement.  Among other items, Amendment No. 5 (i) extends the maturity date from November 28, 2008 to November 29, 2009; (ii) provides that Cano shall grant the lenders mortgages in Cano’s Barnett Shale properties; (iii) clarifies that the development and acquisition of oil and gas properties does not constitute general corporate or working capital purposes such that expenditures for the development and acquisition of oil and gas properties are not subject to the $10 million cap on general corporate advances; (iv) provides that Cano’s Barnett Shale properties are now subject to the negative covenant of being sold without consent; and (vi) provides that the leverage ratio (a) at the end of each fiscal quarter ending on or after March 31, 2007 shall not be greater than 5.00 to 1.00; (b) at the end of each fiscal quarter ending on or after September 30, 2007 shall not be greater than 4.50 to 1.00; and (c) at the end of each fiscal quarter ending on or after March 31, 2008 shall not be greater than 4.00 to 1.00 and for the purposes of calculating the leverage ratio, the definition of “Consolidated Debt” shall not include “Debt” outstanding under preferred stock.  In addition, Amendment No. 5 reduces the interest rate margin charged on borrowings from the senior credit agreement by 0.75%.  Amendment No. 5 also specifies $6,000,000 of insurance proceeds received by Cano shall be placed in a controlled bank account to be used to pay attorney’s fees, settlement amounts and other litigation expenses incurred to defend and/or settle the fire litigation.  See additional discussion at Note 11.

On March 7, 2007, we entered into an Assignment and Agreement pursuant to which (i) Union Bank of California, N.A. and Natixis Banques Populaires adjusted their proportional lending interests; and (ii) Cano’s borrowing base was reduced from $55 million to $48 million and shall remain $48 million until the borrowing base is redetermined in accordance with the terms of the senior credit agreement, as amended.

4.              ACQUISITION BY CANO PETRO OF NEW MEXICO, INC.

On March 30, 2007, Cano Petro of New Mexico, Inc. (“Cano Petro”), a wholly-owned subsidiary, acquired certain oil and gas properties in the Permian Basin effective February 1, 2007 for approximately $8.9 million, after purchase price adjustments.  The purchase price consisted of approximately $7 million in cash and 404,204 shares of Cano restricted common stock, which was valued at $4.59 per share.  Included in the purchase price and pursuant to the agreement, $800,000 was withheld from the March 30, 2007 cash payment and is to be ratably paid out during the following 120 days based on satisfactory completion of certain due diligence procedures.  Accordingly, we have recorded an $800,000 acquisition payable to our consolidated balance sheet.

The properties acquired by Cano Petro were recorded based on the purchase method of accounting. The operations of Cano Petro will be included in our consolidated financial statements beginning April 1, 2007. The purchase price was allocated to the acquired assets and assumed liabilities based on their estimated fair values. The calculation of the purchase price and allocation to assets is as follows:

Net Acquisition Price	$8,867,459
Asset Retirement Obligations	451,491
Other Liabilities Assumed	178,625
Total Purchase Price	$9,497,575

Allocation of Purchase Price:
Fixed assets and other	$35,000
Oil & Gas Properties	9,462,575
$9,497,575

The fair value assigned to the oil and natural gas properties is based on management’s valuation of the properties, which was derived in part by reference to reserve reports prepared by our internal engineers.  Based on the engineer’s reports and Cano’s internal analyses, we believe the value assigned to these properties is reasonably supported. We are continuing the process of determining our final estimate of fair value of assets and liabilities.

5.              DERIVATIVE HEDGING CONTRACTS

Pursuant to our senior credit agreement, we are required to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production. By achieving this objective we intend to protect the outstanding debt amounts and maximize the funds available under our existing senior credit agreement, which should enable us to support our annual capital budgeting and expenditure plans.

During our fiscal year ended June 30, 2006, we paid $6.1 million to enter into financial contracts to set price floors.  During the nine months ended March 31, 2007, we paid $1.2 million to enter into additional financial contracts to set price floors for the 2009 calendar year.  These financial contracts are summarized in the table below.

Time Period	Floor Oil Price	Barrels per Day	Floor Gas Price	Gas Mcf per Day	Barrels of Equivalent Oil per Day
1/1/06 — 12/31/06	$60	534	$8.50	1,784	832
6/1/06 — 12/31/06	$60	79	$7.60	690	194
1/1/07 — 12/31/07	$55	507	$8.00	1,644	781
1/1/07 — 12/31/07	$60	72	$7.60	658	182
1/1/08 — 12/31/08	$55	479	$7.50	1,534	735
1/1/08 — 12/31/08	$60	66	$7.60	592	164
1/1/09 — 4/30/09	$60	59	$7.60	559	152
1/1/09 — 12/31/09	$55	395	$7.60	1,644	668

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparty to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparty. At March 31, 2007, we had a receivable balance due from our counterparty amounting to $26,790.

Changes in the fair values of our derivative instruments are recorded immediately in earnings in other income on our statements of operations.  Amounts due from or to our counterparty resulting from the settlement of our derivative instruments are recorded as other income or expense in the consolidated statements of operations. During the three and nine month periods ended March 31, 2007, there were settlements under our derivative agreements due to Cano amounting to $106,942 and $858,399, which are included in our Consolidated Statements of Operations under “Crude oil and natural gas sales.”  The settlements were cumulative monthly payments due to Cano since the NYMEX natural gas price was lower than the “floor natural gas prices” ranging from $7.60 to $8.50 per mcf and the NYMEX crude oil price was lower than the “floor crude oil prices” ranging from $55 to $60 per barrel.  The cash flows relating to the derivative instruments are reflected in operating activities on our statements of cash flow.

We obtained mark-to-market valuations used for our derivative instruments from an external source and validated such valuations using quotes for exchange-traded options with similar terms. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, we recorded the $7.3 million in payments as Derivative Assets. SFAS 133 also provides that derivative instruments be measured at fair value on the balance sheet date.  During the three and nine month period ended March 31, 2007, we recognized losses on hedge contracts to our Consolidated Statements of Operations amounting to $1,633,046 and $1,790,036 under “Unrealized loss on hedge contracts.”  At March 31, 2007, our Derivative Assets totaled $2,310,538, of which $1,617,431 is considered long-term.

6.              ASSET RETIREMENT OBLIGATION

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. Our asset retirement obligation (“ARO”) primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our producing properties at the end of their productive lives, in accordance with applicable state laws. We determine our ARO by calculating the present value of expected cash flows related to the liability. At March 31, 2007, our liability for ARO was $2,220,208, of which $2,076,470 is considered long-term. Our asset retirement obligations are recorded as current or non-current liabilities based on the estimated timing of the anticipated cash flows.

The following table describes the changes in our asset retirement obligations for the nine months ended March 31, 2007:

Asset retirement obligation at June 30, 2006	$1,607,378
Liability incurred for properties acquired (Note 4)	451,491
Accretion of discount	103,136
Change in estimate	76,058
Liabilities settled	(17,855)
Asset retirement obligation at March 31, 2007	$2,220,208

7.              DEFERRED COMPENSATION

Management Stock Pool Agreement

As discussed in our Form 10-KSB dated June 30, 2006 pursuant to the terms of a Management Stock Pool Agreement dated May 28, 2004, the escrowed performance shares totaled 2,505,025 shares.  During October 2006, the Board approved the release of performance shares totaling 1,252,514 shares to the executive Davenport shareholders and the remaining 1,252,511 shares have been returned as treasury shares.

As of March 31, 2007, the Treasury Stock totaled 1,268,294 shares, consisting of the 1,252,511 performance shares which have been returned as treasury stock, as previously discussed, and 15,783 compensation shares forfeited by a former employee.

Contingently Issued Shares from the 2005 Long-Term Incentive Plan

As of March 31, 2007, we have issued 115,000 restricted shares to key employees pursuant to our 2005 Long-Term Incentive Plan, as summarized below:

	Shares	Weighted Average Grant Price	Fair Value
Outstanding at June 30, 2006	140,000	$5.62	$786,800
Shares granted during August 2006	5,000	$5.03	$25,150
Shares forfeited during November 2006	(30,000)	$5.62	$(168,600)
Outstanding at March 31, 2007	115,000	$5.59	$643,350

The restricted shares will vest to the individual employees based on future years of service ranging from one to three years depending on the life of the award agreement.  The fair value is based our actual stock price on the date of grant multiplied by the number of restricted shares granted.  As of March 31, 2007, the value of non-vested restricted shares amounted to $442,088.  In accordance with SFAS Nos. 123(R), for the three and nine months ended March 31, 2007, we have expensed $74,067 and $220,876, respectively, to stock compensation expense based on amortizing the fair value over the appropriate service period.

8.              STOCK OPTIONS

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and focuses on accounting for share-based payments for services provided by employee to employer. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, and either a binomial or Black-Scholes model may be used.  We adopted SFAS 123(R) beginning July 1, 2006.  Since we had expensed stock options granted to employees in accordance with SFAS 123, the adoption of SFAS No. 123(R) did not materially impact our operating results, financial position, or our cash flows.

On December 7, 2005, our stockholders approved our 2005 Long-Term Incentive Plan (“2005 LTIP”) that authorized the issuance of up to 1,000,000 shares of our common stock to key employees, key consultants and outside directors of our company and subsidiaries.  On December 28, 2006, our stockholders approved an Amendment to the 2005 LTIP that increases the number of shares authorized for issuance under the Plan from 1,000,000 to 3,500,000 shares of our common stock.  The Amendment also increases for Executive Officers (as defined in the Plan) for any calendar year (i) the number of stock options or stock appreciation rights that any Executive Officer can receive from 100,000 shares of common stock to 300,000 shares of common stock, (ii) the number of shares relating to restricted stock, restricted stock units, performance awards or other awards that are subject to the attainment of performance goals that any Executive Officer can receive from 100,000 shares of common stock to 300,000 shares of common stock; and (iii) the number of shares relating to all awards that an Executive Officer can receive from 100,000 to 300,000.  The 2005 LTIP permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards, whether granted singly, or in combination or in tandem.  The 2005 LTIP terminates on December 7, 2015; however, awards granted before that date will continue to be effective in accordance with their terms and conditions.

On August 11, 2006, under the 2005 LTIP, 15,000 options were granted to two non-employee directors. The options granted to these two directors under the 2005 LTIP totaled 30,000 shares.  The exercise price is $5.06 per share. These granted options vest on August 11, 2007 if such persons are still directors or an employee on this date.  As of March 31, 2007, the 30,000 options were forfeited.

On December 28, 2006, under the 2005 LTIP, 25,000 options were granted to each of our six non-employee directors totaling 150,000 shares. The exercise price is $5.42 per share. These granted options vest on December 28, 2007 if such persons are still directors or an employee on December 28, 2007.  As of March 31, 2007, 50,000 of these options were forfeited.

On December 28, 2006, under the 2005 LTIP, we granted 265,000 total options to our five executive officers. The exercise price is $5.42 per share. If the executive officer is still employed by us on each anniversary date of the grant, one-third of the stock options will vest on each of the following three anniversary dates - December 28, 2007, 2008 and 2009.

On February 7, 2007, under the 2005 LTIP, we granted 12,000 total options to an employee.  The exercise price is $4.88 per share.  The options vest on February 7, 2010 if such person is still an employee on February 7, 2010.

A summary of options as of March 31, 2007 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2006	577,185	$5.66
Shares granted	457,000	$5.40
Shares forfeited or expired	(215,000)	$6.92
Outstanding at March 31, 2007	819,185	$5.18

Total options exercisable at March 31, 2007 amounted to 325,000 shares and had a weighted average exercise price of $4.92.  Upon exercise, we issue the full amount of shares exercisable per the term of the options from new shares. We have no plans to repurchase those shares in the future.

Pursuant to SFAS No. 123(R), Accounting for Stock-Based Compensation, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model.  Expected volatilities are based on historical volatility of our common stock.  We use historical data to estimate option exercise and employee termination within the valuation model.  The expected lives of options granted represent the period of time that options granted are expected to be outstanding.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected dividend yield reflects our intent not to pay dividends on our common stock during the contractual periods.  The fair values of options granted through March 31, 2007 and 2006 along with the factors used to calculate the fair values of those options are summarized in the table below:

	Nine Months Ended March 31,
	2007	2006
No. of shares	494,185	325,000
Risk free interest rate	4.69 – 5.15%	4.02 – 4.44%
Expected life	4 years	4 years
Expected volatility	51.6 – 53.4%	41.9 – 51.5%
Expected dividend yield	0.0%	0.0%
Weighted average grant date fair value — exercise prices equal to market value on grant date	$2.75	$2.40
Weighted average grant date fair value — exercise prices greater than market value on grant date	$—	$—
Weighted average grant date fair value — exercise prices less than market value on grant date	$—	$1.75

In accordance with the provisions of SFAS 123(R), for the three-month periods ended March 31, 2007 and 2006, we had recorded a charge to stock compensation expense of $154,633 and $61,643, respectively, for the estimated fair value of the options granted to our directors and employees.  For the nine-month periods ended March 31, 2007 and 2006, we had recorded a charge to stock compensation expense of $394,647 and $134,437, respectively, for the estimated fair value of the options granted to our directors and employees.

The following is a summary of stock options outstanding at March 31, 2007:

Exercise Price	Options Outstanding	Remaining Contractual Lives (Years)	Options Exercisable
$4.00	50,000	8.21	50,000
$4.13	100,000	8.01	100,000
$3.98	50,000	8.47	50,000
$6.30	125,000	8.71	125,000
$4.88	12,000	9.87	—
$5.15	117,185	9.23	—
$5.42	365,000	9.75	—
$5.19	819,185	9.18	325,000

Based on our $4.52 stock price at March 31, 2007, the intrinsic value of the options outstanding was approximately $92,000.

9.              NET LOSS PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period.

Diluted net income (loss) per common share is computed in the same manner, but also considers the effect of common stock shares underlying the following:

	March 31, 2007	March 31, 2006
Stock options	819,185	325,000
Warrants	1,646,061	—
Preferred stock	8,541,913	—
PIK dividends	211,124	—
Restricted shares	115,000	2,659,975

The shares of common stock underlying the stock options, warrants, the preferred stock, PIK dividends and the restricted shares, as shown in the preceding table, are not included in weighted average shares outstanding for the three and nine months ended March 31, 2007 and 2006 as their effects would be anti-dilutive.

10.       RELATED PARTY TRANSACTIONS

During August 2006, we acquired an additional 2.0% overriding royalty interests from THEprivate Energy Company, Inc. (formerly Cano Energy Corporation) for $133,400.  We paid $66,700 per percentage of net revenue for these royalty interests, which is consistent with the price we paid for prior royalty interests we acquired from THEprivate Energy Company, Inc. during December 2005 and during January 2006.

S. Jeffrey Johnson, our Chairman of the Board and Chief Executive Officer, is a 30% shareholder in THEprivate Energy Company, Inc. The terms of the purchase were supported by a valuation established by our independent engineer.  This purchase was approved by our Board pursuant to a recommendation by our Audit Committee.

We have entered into an agreement to be a lead sponsor of a television production called Honey Hole All Outdoors. As part of the sponsorship, we paid $112,500 during the nine months ended March 31, 2007 to R.C. Boyd Enterprises, the owner of Honey Hole All Outdoors. Randall Boyd is the sole shareholder of R.C. Boyd Enterprises and is a member of our Board.

11.       COMMITMENTS AND CONTINGENCIES

Litigation

On March 23, 2006, the following lawsuit was filed in the 100th Judicial District Court in Carson County, Texas; Cause No. 9840, The Tom L. and Anne Burnett Trust, by Anne Burnett Windfohr, Windi Phillips, Ben Fortson, Jr., George Beggs, III and Ed Hudson, Jr. as Co-Trustees; Anne Burnett Windfohr; and Burnett Ranches, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages, including, but not limited to, damages for damage to their land and livestock, certain expenses related to fighting the fire and certain remedial expenses. In addition, the plaintiffs seek (i) termination of certain oil and natural gas leases, (ii) reimbursement for their attorney’s fees and (iii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or defacto partnership. The owner of the remainder of the mineral estate, Texas Christian University, has intervened in the suit joining the plaintiffs’ request to terminate certain oil and natural gas leases.  On January 26, 2007, Southwestern Public Service Company d/b/a XCEL Energy, intervened in the suit as a party adverse to all defendants, claiming that the fire that is the subject of this lawsuit destroyed transmission and distribution equipment, including utility poles, lines and other equipment with an estimated loss of $1,876,000.  On March 13, 2007, the Court struck this plea in intervention and disallowed XCEL Energy’s intervention.

On April 9, 2007, the Judge of the 100th Judicial District Court sent a letter to counsel indicating intended rulings on a number of pending motions that could affect the outcome of this case.  Specifically, the Court indicated in the letter its intention to (a) grant motions for summary judgment in favor of Cano and certain of its subsidiaries on plaintiffs’ claims for (i) breach of contract/termination of an oil and gas lease; and (ii) negligence; (b) grant the plaintiffs’ no-evidence motion for summary judgment on the contributory negligence, assumption of the risk, repudiation and estoppel affirmative defenses asserted by Cano and certain of its subsidiaries; (c) deny motions for summary judgment filed by Cano and certain of its subsidiaries on theories of direct and vicarious liability; and (d) deny the motion for summary judgment filed by Cano and certain of its subsidiaries on plaintiffs’ claim for exemplary damages.

No final judgment or other orders have been entered by the Court and the current trial setting has been canceled.  On April 10, 2007, plaintiffs filed a Motion to Recuse the Judge and have requested that another Judge be appointed to hear the case.  The Motion to Recuse remains pending, and Cano is opposing the Motion to Recuse.  No final judgment may be entered by the Court while the Motion to Recuse is pending.

Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 28, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1922, Robert and Glenda Adcock, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. There are 43 plaintiffs and four groups of interveners that claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence, gross negligence, trespass and nuisance and (ii) seek undisclosed damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses. In addition, the plaintiffs seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.  This case is set for trial on October 29, 2007.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 10, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1920, Joseph Craig Hutchison and Judy Hutchison v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. On May 1, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1923, Chisum Family Partnership, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs in both cases claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs in both cases (i) allege negligence and trespass and (ii) seek undisclosed damages, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs in both cases seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.

Due to the inherent risks of litigation and the fact that these cases are in the early stages of discovery, the outcome of these cases is uncertain and unpredictable; however, at this time Cano management believes the suits are without merit and is vigorously defending itself and its subsidiaries.

On July 3, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1928, Rebecca Lee Martinez, et al v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of two individuals who they claim died as a result of the fire. Additional heirs and relatives of one of the decedents have intervened in this case seeking similar claims.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On August 9, 2006, the following lawsuit was filed in the 233rd Judicial District Court of Gray County, Texas, Yolanda Villareal, Individually and on behalf of the Estate of Gerardo Villareal v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of Gerardo Villareal who they claim died as a result of the fire. Relatives of Roberto Chavira have intervened in the case alleging similar claims regarding the death of Roberto Chavira.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On June 20, 2006, the following lawsuit was filed in the United States District Court for the Northern District of Texas, Fort Worth Division, C.A. No. 4-06cv-434-A, Mid-Continent Casualty Company (“Mid-Con”), vs. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc. seeking a declaration that Mid-Con is not responsible for pre-tender defense costs and that the plaintiff has the sole and exclusive right to select defense counsel and to defend, investigate, negotiate and settle the litigation described above and on September 18, 2006, the First Amended Complaint for Declaratory Judgment was filed with regard to the cases described above. Cano and its subsidiaries were served with the lawsuit between September 26-28, 2006.

On February 9, 2007, Cano and its subsidiaries entered into a Settlement Agreement and Release with Mid-Con pursuant to which in exchange for mutual releases, in addition to the approximately $923,000 that we had been reimbursed, Mid-Con agreed to pay to Cano within 20 business days of February 9, 2007 the amount of $6,699,827 comprised of the following: (a) the $1,000,000 policy limits of the primary policy; (b) the $5,000,000 policy limits of the excess policy; (c) $500,000 for future defense costs; (d) $144,000 as partial payment for certain unpaid invoices for litigation related expenses; (e) all approved reasonable and necessary litigation related expenses through December 21, 2006 that are not part of the above-referenced $144,000; and (f) certain specified attorneys fees.  During February 2007, we received the $6,699,827 payment from Mid-Con.  Of this $6,699,827 amount, the payments for policy limits amounting to $6,000,000, in accordance with Amendment No. 5 to the senior credit agreement (Note 3), have been placed in a controlled bank account and the use of the proceeds is specified to pay attorney’s fees, settlement amounts and other litigation expenses incurred to defend and/or settle the fire litigation.  Accordingly, our consolidated balance sheet reflects the $6,000,000 as Restricted Cash and a corresponding liability under Deferred Litigation Credit.  The remaining $699,827 was applied as a reduction to General & Administrative Expense for litigation expenses incurred.

On March 14, 2007, the following lawsuit was filed in the 100th Judicial District Court of Carson County, Texas, Southwestern Public Service Company d/b/a XCEL Energy v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd, and W.O. Energy, Inc.  The plaintiff claims that electrical wiring and equipment relating to oil and gas operations of the Company or certain of its subsidiaries started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiff (i) alleges negligence and (ii) seeks $1,876,000 for damages related to the destruction of its transmission and distribution equipment, including utility poles, lines and other equipment. In addition, the plaintiff seeks reimbursement for its attorney’s fees. The plaintiff has moved for an expedited trial setting of August 27, 2007, which Cano contests.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

Other

Occasionally, we are involved in other various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters that are not set forth above, including due to the existence of insurance coverage, indemnification and escrow accounts, will have a material effect on our financial position or results of operations. None of our directors, officers or affiliates, owners of record or beneficially of more than five percent of any class of our voting securities, or security holder is involved in a proceeding adverse to our business or has a material interest adverse to our business.

Environmental

To date, our expenditures to comply with environmental or safety regulations have not been significant and are not expected to be significant in the future. However, new regulations, enforcement policies, claims for damages or other events could result in significant future costs.

12.       SUBSEQUENT EVENT

On June 11, 2007, we sold our interests in the Rich Valley Properties for approximately $7 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cano Petroleum, Inc.
Fort Worth, Texas

We have audited the consolidated balance sheets of Cano Petroleum, Inc. and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cano Petroleum, Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ HEIN & ASSOCIATES LLP
Hein & Associates LLP
Dallas, Texas
September 8, 2006

CANO PETROLEUM, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$644,659	$145,489
Accounts receivable	3,563,649	575,766
Derivative assets	1,176,959	—
Inventory	396,081	—
Deferred legal costs	641,759	—
Other current assets	205,349	34,539
Total current assets	6,628,456	755,794

Oil and gas properties, successful efforts method	133,176,618	16,669,862
Less accumulated depletion and depreciation	(2,126,049)	(454,741)
Net oil and gas properties	131,050,569	16,215,121
Fixed assets and other, net	6,778,055	506,339
Derivative assets	1,705,855	—
Goodwill	785,796	101,166
TOTAL ASSETS	$146,948,731	$17,578,420
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,304,198	$996,420
Oil and gas payable	1,399,047	139,598
Accrued liabilities	321,183	—
Taxes payable	419,692	—
Current portion of asset retirement obligations	19,809	18,378
Total current liabilities	4,463,929	1,154,396

Long-term liabilities
Long-term debt	68,750,000	—
Asset retirement obligations	1,587,569	1,033,075
Deferred tax liability	31,511,000	—
Total liabilities	106,312,498	2,187,471

Commitments and contingencies (Note 13)
Stockholders’ equity
Common stock, par value $.0001 per share; 50,000,000 authorized; 26,987,941 and 20,352,757 shares issued in 2006 and 2005, respectively; and 25,719,647 and 20,336,974 shares outstanding in 2006 and 2005, respectively; including 2,644,192 and 5,149,217 shares held in escrow in 2006 and 2005, respectively	2,685	2,036
Additional paid-in capital	53,054,699	25,943,529
Accumulated deficit	(11,850,419)	(10,005,995)
Treasury stock, at cost; 1,268,294 and 15,783 shares held in escrow in 2006 and 2005, respectively	(570,732)	(7,102)
Deferred compensation	—	(541,519)
Total stockholders’ equity	40,636,233	15,390,949
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$146,948,731	$17,578,420

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended June 30,
	2006	2005	2004
Operating Revenues:
Crude oil and natural gas sales	$ 18,407,786	$ 5,481,640	$ 7,958

Operating Expenses:
Lease operating expenses	6,865,515	2,730,079	44,305
Production and ad valorem taxes	1,295,420	342,796	616
General and administrative, including stock compensation expenses of $570,523, $1,823,040 and $96,844, respectively	7,793,573	4,829,086	341,020
Accretion of asset retirement obligations	107,733	69,814	690
Depletion and depreciation	1,958,651	494,668	4,533
Total operating expenses	18,020,892	8,466,443	391,164

Income (loss) from operations	386,894	(2,984,803)	(383,206)

Other income (expenses):
Unrealized loss on hedge contracts	(3,245,588)	—	—
Interest expense	(2,608,197)	—	—
Interest income and deductions, net	124,467	11,661	—
Total other income (expenses)	(5,729,318)	11,661	—

Loss before income tax benefit	(5,342,424)	(2,973,142)	(383,206)

Deferred income tax benefit	3,498,000	—	—
Net loss	(1,844,424)	(2,973,142)	(383,206)

Preferred stock discount	—	416,534	—

Net loss applicable to common stock	$ (1,844,424)	$ (3,389,676)	$ (383,206)

Net loss per share—basic and diluted	$ (0.08)	$ (0.29)	$ (0.05)

Weighted average common shares outstanding
Basic and diluted	22,364,099	11,839,080	7,311,505

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock								Additional
	Series A		Series B		Series C		Common Stock		Paid-in	Accumulated	Deferred	Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	Shares	Amount	Total
Balance at June 30, 2003	600	$ —	—	$ —	—	$ —	6,982,204	$ 698	$ 6,249,754	$ (6,233,113)	$ —	—	$ —	$ 17,339
To recognize forgiveness of debt by principal shareholder in May 2004	—	—	—	—	—	—	—	—	70,000	—	—	—	—	70,000
To record retired common shares returned by principal stockholder in May 2004 at cost	—	—	—	—	—	—	(6,500,000)	(650)	650	—	—	—	—	—
Preferred Series A shares converted to common shares during May 2004	(600)	—	—	—	—	—	10,000,000	1,000	(1,000)	—	—	—	—	—
Common shares issued to Management, during May 2004	—	—	—	—	—	—	5,165,000	517	2,323,733	—	(2,324,250)	—	—	—
Net proceeds from issuance of Series B Preferred Stock during May 2004	—	—	2,000	1,865,894	—	—	—	—	—	—	—	—	—	1,865,894
Net proceeds from issuance of Series C Preferred Stock during June 2004	—	—	—	—	1,400	1,265,894	—	—	—	—	—	—	—	1,265,894
Net loss	—	—	—	—	—	—	—	—	—	(383,206)	96,844	—	—	(286,362)
Balance at June 30, 2004	—	—	2,000	1,865,894	1,400	1,265,894	15,647,204	1,565	8,643,137	(6,616,319)	(2,227,406)	—	—	2,932,765
Net proceeds from issuance of Series C Preferred Stock	—	—	—	(5,044)	5,350	5,344,916	—	—	(2,365)	—	—	—	—	5,337,507
Preferred Series B & C shares converted to common shares during March 2005	—	—	(2,000)	(1,860,850)	(6,750)	(6,610,810)	2,466,665	247	8,471,413	—	—	—	—	—
Preferred stock dividend from beneficial conversion feature	—	—	—	—	—	—	—	—	416,534	(416,534)	—	—	—	—
Net proceeds from issuance of common shares	—	—	—	—	—	—	1,350,000	135	4,750,648	—	—	—	—	4,750,783
Issuance of common shares for Square One Energy acquisition	—	—	—	—	—	—	888,888	89	3,519,907	—	—	—	—	3,519,996
Stock based compensation	—	—	—	—	—	—	—	—	144,255	—	—	—	—	144,255
Management shares returned to treasury stock	—	—	—	—	—	—	(15,783)	—	—	—	7,102	15,783	(7,102)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	1,678,785	—	—	1,678,785
Net loss	—	—	—	—	—	—	—	—	—	(2,973,142)	—	—	—	(2,973,142)
Balance at June 30, 2005	—	—	—	—	—	—	20,336,974	2,036	25,943,529	(10,005,995)	(541,519)	15,783	(7,102)	15,390,949
Net proceeds and assets from issuance of common shares	—	—	—	—	—	—	4,703,864	470	18,278,536	—	—	—	—	18,279,006
Issuance of common shares for WO Energy acquisition			—	—	—	—	1,791,320	179	8,240,000	—	—	—	—	8,240,179
Stock based compensation	—	—	—	—	—	—	140,000	—	592,634	—	(22,111)		—	570,523
Escrow shares returned to Treasury	—	—	—	—	—	—	—	—	—	—	563,630	1,252,511	$ (563,630)	—
Net loss	—	—	—	—	—	—	—	—	—	(1,844,425)	—	—	—	(1,844,425)
Balance at June 30, 2006	—	$ —	—	$ —	—	$ —	26,972,158	$ 2,685	$ 53,054,699	$ (11,850,420)	$ —	1,268,294	$ (570,732)	$ 40,636,232

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30,
	2006	2005	2004
Cash flow from operating activities:
Net loss	$ (1,844,424)	$ (2,973,142)	$ (383,206)
Adjustments needed to reconcile to net cash flow used in operations:
Loss on hedge contracts	3,245,588	—	—
Accretion of asset retirement obligations	107,733	69,814	690
Depletion and depreciation	1,958,651	494,668	4,533
Stock compensation expense	570,523	1,823,040	96,844
Deferred income tax benefit	(3,498,000)	—	—
Other amortization	656,382	—	—

Changes in assets and liabilities relating to operations:
Derivative assets	(6,128,402)	—	—
Accounts receivable	(971,715)	(489,893)	(9,363)
Inventory	(276,904)	—	—
Accounts payable	1,790,631	670,116	(429,392)
Accrued liabilities	(393,264)	(74,569)	85,967
Other current assets and liabilities	(1,300,573)	(21,069)	—
Net cash used in operations	(6,083,774)	(501,035)	(633,927)

Cash flow from investing activities:
Additions to oil and gas properties	(5,699,133)	(1,646,160)	—
Additions to fixed assets and other	(133,318)	(464,477)	—
Acquisition of W.O. Energy of Nevada, Inc.	(48,426,688)	—	—
Acquisition of additional Davenport revenue interest	(700,350)	(667,000)	—
Acquisition by Pantwist, LLC.	(23,405,865)	—	—
Acquisition of Nowata	—	(2,561,880)	—
Acquisition of Square One Energy, Inc.	—	(4,037,535)	—
Acquisition of Ladder	—	(2,215,467)	(26,950)
Merger with Davenport, net of cash acquired	—	—	(355,569)
Cash restricted for development activities	—	866,339	(866,339)
Net cash used in investing activities	(78,365,354)	(10,726,180)	(1,248,858)

Cash flow from financing activities:
Net proceeds from long-term debt	67,323,874	—	—
Payments for debt-issuance costs	(654,582)	(54,589)	—
Loan by principal stockholder	—	—	70,000
Proceeds from issuance of preferred stock, net	—	5,101,231	—
Proceeds from issuance of common stock, net	18,279,006	4,750,783	3,368,064
Net cash from financing activities	84,948,298	9,797,425	3,438,064
Net increase (decrease) in cash and cash equivalents	499,170	(1,429,790)	1,555,279
Cash and cash equivalents at beginning of period	145,489	1,575,279	20,000
Cash and cash equivalents at end of period	$ 644,659	$ 145,489	$ 1,575,279

Supplemental disclosure of noncash transactions:
Issued common stock for deferred compensation	$ —	$ —	$ 2,324,250
Foregiveness of loan payable by principal stockholder	$ —	$ —	$ 70,000
Preferred stock discount	$ —	$ 416,534	$ —
Common stock issued for acquisition of Square One Energy, Inc.	$ —	$ 3,519,996	$ —
Common stock issued for acquisition of W.O. Energy of Nevada, Inc.	$ 8,240,179	$ —	$ —
Recognition of deferred tax liability for Square One Energy, Inc.	$ 3,124,013	$ —	$ —

Supplemental disclosure of cash transactions:
Cash paid during the period for interest	$ 2,303,375	$ —	$ —

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cano Petroleum, Inc. is a growing independent oil and natural gas company, based in Fort Worth, Texas, that is actively pursuing waterflooding and enhanced oil recovery techniques to increase production and reserves at our existing properties and future acquisitions. Our primary focus is crude oil and our target acquisitions are onshore U.S. properties. Our focus on domestic, mature oil fields eliminates exploration risks and uncertainties of international sources.

We were originally organized under the laws of the State of Delaware on May 29, 2003 as Huron Ventures, Inc. Cano was involved in the merger of Huron Ventures, Inc. (“Huron”) and several entities, including the Davenport Field Unit (“Davenport”), on May 28, 2004. Effective with the merger, Huron changed its name to Cano Petroleum, Inc. The merger is discussed in greater detail in Note 2.

Our wholly-owned subsidiaries consist of Ladder Companies, Inc., a Delaware corporation; Square One Energy, Inc., a Texas corporation; W.O. Energy of Nevada, Inc. (“W.O. Energy), a Nevada corporation; and Pantwist, LLC, a Texas limited liability corporation. Ladder Companies, Inc. wholly owns Tri-Flow, Inc., an Oklahoma corporation. There is no significant business transacted through Tri-Flow. W.O. Energy wholly owns W.O. Energy, Inc. (“WO Texas”), a Texas corporation. WO Energy and WO Texas wholly own W.O. Operating Company, Ltd. and W.O. Production Company, Ltd, both of which are Texas limited partnerships.

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cano and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the accompanying balance sheet were acquired in the merger and subsequent acquisitions, as discussed in Notes 2 and 3. Cano had capitalized costs for its oil and natural gas properties of $133,176,618 and $16,669,862 at June 30, 2006 and 2005, respectively.

Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our units-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal Of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2006 or 2005. No impairment was necessary at June 30, 2006 or 2005.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations.

Goodwill

The amount paid for the transaction described in Notes 2 and 12 in excess of the fair value of the net assets acquired has been recorded as “Goodwill” in the Consolidated Balance Sheet. Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist. There were no impairments recorded in either of the fiscal years ended June 30, 2005 or 2006.

Cash and Cash Equivalents

Cash equivalents are considered to be all highly liquid investments having an original maturity of three months or less. Excess cash funds are generally invested in U.S. government-backed securities.

Accounts Receivable

Accounts receivable principally consists of crude oil and natural gas sales proceeds receivable, typically due within 35 days of crude oil and natural gas production, respectively. We require no collateral for such receivables, nor do we charge interest on past due balances. We periodically review receivables for collectibility and reduce the carrying amount of the receivables by an allowance. No such allowance was indicated at June 30, 2006 or 2005. As of June 30, 2006, our accounts receivable were primarily held by several independent purchasers of our crude oil and natural gas production. At June 30, 2006, we had balances due from four customers which were greater than 10% of our accounts receivable related to crude oil and natural gas production. These four customers had 29%, 24%, 14% and 12% of accounts receivable related to crude oil and natural gas production, respectively.

At June 30, 2005, we had balances due from three customers which were greater than 10% of our accounts receivable related to crude oil and natural gas production. These three customers had 59%, 20%, and 16% of accounts receivable related to crude oil and natural gas production, respectively.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering systems; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As of June 30, 2005 and 2006, we sold our crude oil and natural gas production to several independent purchasers. During the twelve months ended June 30, 2005, we had sales to primarily three customers which represented 58%, 21% and 19% of total operating revenue, respectively. During the twelve months ended June 30, 2006, we had sales of 10% or more of our total revenues to five customers representing 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively. During the twelve months ended June 30, 2004, we sold our crude oil production to one independent purchaser.

Income Taxes

We began our oil and natural gas operations on May 28, 2004. Since, for the twelve month period ended June 30, 2005 and the period from inception through June 30, 2004, we had incurred net losses and had not yet generated book or tax income, our consolidated statement of operations through June 30, 2005 did not reflect a provision for income taxes.

We began to record income taxes in the quarter ended December 31, 2005 as a result of the acquisition of WO Energy. This is more fully discussed in Note 12.

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities. These balances are measured using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value, unless otherwise stated, as of June 30, 2006 and 2005. The carrying amount of long-term debt approximates market value due to the use of market interest rates.

Net Loss per Common Share

Basic net loss per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed in the same manner, but also considers the effect of the stock options plans totaling 577,185 shares and 175,000 shares at June 30, 2006 and 2005, respectively (as discussed in Note 9). We had no stock option plans in effect at June 30, 2004.

The weighted average shares used in the basic net income (loss) per common share computations for June 30, 2006, 2005 and 2004 were shares totaling 22,364,099, 11,839,080, and 7,311,505, respectively. These share amounts at June 30, 2006, 2005 and 2004 exclude contingently issuable shares of 2,659,975, 5,165,000, and 5,165,000 shares, respectively, issued to Cano employees that are held in escrow or treasury as discussed in Note 10 and the previously discussed stock option plan shares and contingently issued shares.

At June 30, 2006, 2005 and 2004, the previously discussed stock option plan shares and contingently issued shares were anti-dilutive and, therefore, are not included in the loss per share calculation for either year.

Stock Compensation Expense

We account for share-based payments for services provided by employee to employer in accordance with Statement of Financial Accounting Standard No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation. SFAS 123 requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. Effective July 1, 2006, we intend adopt SFAS No. 123(R).

Derivative Hedging Contracts

We are required to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production. We have purchased hedging contracts that set “price floors” for our crude oil and natural gas production.

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparty to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts.

We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparties.

We have elected not to designate the derivative financial instruments to which we are a party as hedges, and accordingly, we record such contracts at fair value and recognize changes in such fair value in current earnings as they occur.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and focuses on accounting for share-based payments for services provided by employee to employer. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, and either a binomial or Black-Scholes model may be used. We intend to adopt this SFAS 123(R) beginning July 1, 2006. Since we currently expense stock options granted to employees in accordance with SFAS 121, management does not believe that the adoption of SFAS No. 123(R) will materially impact our operating results, financial position, or our future cash flows.

On July 13, 2006, the FASB released FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109.” FIN 48 requires companies to evaluate and disclose material uncertain tax positions it has taken with various taxing jurisdictions. We are currently reviewing FIN 48 and are unable to determine the effect, if any, that FIN 48 will have to our operating results, financial position, or future cash flows.

2.                 MERGER

On May 28, 2004, we entered into an Agreement and Plan of Merger with our wholly owned subsidiary, Davenport Acquisition Corp., an Oklahoma corporation; Davenport Field Unit, Inc., a Texas corporation; the shareholders of Davenport Field Unit; Cano Energy Corporation, a Texas corporation; and Big Sky Management Ltd., our then principal stockholder. Our CEO, S. Jeffrey Johnson, is a principal shareholder in Cano Energy Corporation (now THEprivate Energy Company, Inc.).

The Davenport Field Unit’s sole asset consisted of 100% working interest in certain oil, natural gas and mineral leasehold estates and personal property related to such leasehold estates located in Lincoln County, Oklahoma covering approximately 2,178 acres. Under the terms of the merger, we issued 5,165,000 shares of our common stock to the former shareholders of the Davenport Field Unit and paid $1,650,000 to fund developmental costs associated with the Davenport Field Unit and assumed debt. Pursuant to the terms of the merger, we changed our name to Cano Petroleum, Inc. on June 3, 2004. The 5,165,000 shares issued to the Davenport Field Unit shareholders are further discussed in Note 10.

Pursuant to the terms of the Merger Agreement, a principal stockholder—Eric Boehnke, president of Big Sky Management Ltd, agreed to return 6,500,000 shares of common stock to Cano and forgive debts totaling $70,000 owed to him by Huron (predecessor to Cano). As a result of the forgoing, Mr. Boehnke retained 392,993 common shares.

The transactions were recorded on the purchase method of accounting. The purchase price was allocated to the acquired assets and assumed liabilities based on their fair values and the unallocated amount was recorded as goodwill. The calculation of the purchase price and allocation to assets is as follows:

Calculation of purchase price:
Cano Petroleum common stock (5,165,000 shares)	$ 2,324,250
Asset retirement obligation	83,582
Notes payable to Bluebonnet Resources	355,646
Reimbursement to Cano Energy	428,015
Total purchase price	$ 3,191,493

Allocation of purchase price:
Accounts receivable from Cano Energy	$ 4,000
Deferred compensation	2,324,250
Oil and gas properties	762,000
Cash	77
Goodwill	101,166
Total allocation of purchase price	$ 3,191,493

The fair value assigned to the oil and gas properties is based on management’s valuation of the properties, which was derived in part by reference to a reserve report prepared by an independent petroleum engineering firm. Based on the engineer’s report and Cano’s internal analysis, we believe the Davenport field has unrealized potential to support the recording of “Goodwill” to the Consolidated Balance Sheet.

3.                 ACQUISITIONS

Ladder Company Oil and Gas Properties—On July 2, 2004, we acquired all of the outstanding common stock of the Ladder Companies, Inc., a Delaware corporation, for approximately $2.2 million, after purchase price adjustments. The Ladder Companies (“Ladder”) comprise two companies—Ladder Energy Company, a Delaware corporation, and Tri-Flow, Inc., an Oklahoma corporation. Ladder is engaged in oil and gas production activities. The acquisition was effective on May 1, 2004, and net operating income from that date through closing was applied to the purchase price. The results of operations of Ladder are included in our statements of operations from July 2, 2004 through June 30, 2005, and all twelve months for our fiscal year ended June 30, 2006.

Nowata Oil Properties—On September 14, 2004, we acquired oil and gas producing leases from the Nowata Oil Properties LLC (“Nowata”) for approximately $2.6 million. The leases are located in Nowata County, Oklahoma. The effective date of the purchase was September 1, 2004. The results of operations of Nowata are included in our statement of operations from September 14, 2004 through June 30, 2005, and all twelve months for our fiscal year ended June 30, 2006.

Square One Energy—On March 29, 2005, we completed the acquisition of Square One Energy, Inc. (“Square One”). The value of the consideration we paid for Square One was $7.6 million, consisting of $4 million in cash and 888,888 shares of our common stock, which was valued at $3.96 per share. The results of operations of Square One are included in our statements of operations from March 29, 2005 through June 30, 2005, and all twelve months for our fiscal year ended June 30, 2006.

W.O Energy of Nevada, Inc.—On November 29, 2005, we acquired all of the outstanding common stock of WO Energy for approximately $57.5 million, after purchase price adjustments. The purchase price consisted of approximately $48.4 million in cash (net of cash acquired) and approximately $8.24 million in restricted shares of our common stock. $2 million of the cash portion of the purchase price was paid into an escrow account to be kept for a minimum of two years to cover potential indemnification payments by the sellers. The approximate $8.24 million of common stock resulted in the issuance of 1,791,320 shares to the sellers based on the average of the closing price of the common stock on AMEX for the three trading days immediately prior to November 29, 2005, which was $4.60 per share. The results of operations of WO Energy are included in our statement of operations from December 1, 2005 through June 30, 2006.

Pantwist, LLC.—On April 28, 2006, Pantwist, LLC (“Pantwist”), our wholly-owned subsidiary, acquired certain crude oil and natural gas properties in the Texas Panhandle Field for approximately $23.4 million, after purchase price adjustments. The results of operations of Pantwist are included in our statement of operations from May 1, 2006 through June 30, 2006.

The acquisitions of Ladder, Nowata, Square One and WO Energy and the properties acquired by Pantwist were recorded based on the purchase method of accounting. The operations of WO Energy and Pantwist are included in our consolidated financial statements beginning December 1, 2005 and May 1, 2006, respectively. The purchase prices were allocated to the acquired assets and assumed liabilities based on their estimated fair values. The calculation of the purchase price and allocation to assets is as follows:

	Ladder	Nowata	Square One	WO Energy	Pantwist
Net Acquisition Price	$ 2,352,492	$ 2,561,880	$ 7,557,531	$ 57,537,243	$ 23,405,865
Asset Retirement Obligations	199,930	615,739	88,494	498,411	67,849
Deferred Tax Liability	—	—	—	31,884,692	—
Other Liabilities Assumed	47,975	—	59,715	1,508,762	401,973
Total Purchase Price	$ 2,600,397	$ 3,177,619	$ 7,705,740	$ 91,429,108	$ 23,875,687

Allocation of Purchase Price:
Cash	$ 110,075	$ —	$ —	$ 870,376	$ —
Accounts Receivable	2,917	—	69,593	2,016,168	—
Other current assets	13,470	—	—	158,538	—
Fixed assets and other	—	—	43,051	3,171,430	1,258,080
Oil & Gas Properties	2,473,935	3,177,619	7,593,096	85,212,596	22,617,607
	$ 2,600,397	$ 3,177,619	$ 7,705,740	$ 91,429,108	$ 23,875,687

The fair value assigned to the oil and natural gas properties is based on management’s valuation of the properties, which was derived in part by reference to reserve reports prepared by an independent petroleum engineering firm. Based on the engineer’s reports and Cano’s internal analyses, we believe the value assigned to these properties is reasonably supported. We are continuing the process of determining our final estimate of fair value of assets and liabilities.

The WO Energy acquisition was not eligible for the application of Section 338 in the Internal Revenue Service tax code. As defined, Section 338 would have enabled us to recognize the stepped-up basis in the WO Energy properties approximately equal to the acquisition price, for tax computation purposes. Therefore, we recorded a deferred tax liability of approximately $31.9 million (with an offsetting increase in property basis) in connection with this purchase.

Pro Forma Financial Information

The following condensed pro forma information gives effect to the acquisitions as if they had occurred on July 1, 2005 and 2004, respectively. The pro forma information has been included in the Notes as required by GAAP and is provided for comparison purposes only. The pro forma financial information is not necessarily indicative of the financial results that would have occurred had the business combinations been effective on the dates indicated and should not be viewed as indicative of operations in the future.

Years Ended June 30,
	2006	2005
Operating revenues	$ 31,262,000	$ 26,477,000
Earnings (loss) applicable to common stock	$ (183,000)	$ 410,000
Net earnings (loss) per share—basic and diluted	$ (0.01)	$ 0.02

4.                 LONG-TERM DEBT

Senior Credit Agreement

On November 29, 2005, we entered into a $100 million senior credit agreement with the lenders led by Union Bank of California, N.A., as administrative agent and as issuing lender. The borrowing base is $55 million based on our proved reserves. The $55 million was used, in part, to finance the acquisitions of WO Energy and the properties acquired by Pantwist. Pursuant to the terms of the senior credit agreement, the borrowing base is based on our proved reserves and is redetermined every six months with one additional redetermination possible during the six month periods between scheduled redeterminations. During the quarter ended March 31, 2006, Natexis Banques Populaires was named as a lender via an amendment to the senior credit facility.

On June 30, 2006, we entered into Amendment No. 4 to the senior credit agreement (“Amended Senior Credit Agreement”). The Amended Senior Agreement shortens the maturity date from November 28, 2009 to November 28, 2008 and provides that the proceeds from the Amended Senior Credit Agreement shall be used for (i) the development of oil and natural gas properties, (ii) for working capital purposes and (iii) general corporate purposes with the lenders having the right to pre-approve any capital expenditures and with any borrowings for general corporate purposes or working capital purposes being limited to $10 million.

Subject to certain restrictions, the Amended Senior Credit Agreement permits the issuance of convertible notes and equity with an optional redetermination of the borrowing base upon such issuance. The first such issuance must provide proceeds of at least $45 million (unless a lesser amount is approved by the lenders in which case the first two such issuances must provide aggregate proceeds of at least $45 million) and less than $60 million and are used (i) first to repay the debt owed under the subordinated credit agreement (as discussed below), (ii) second to permit Cano to keep $2.5 million and (iii) third to prepay amounts due under the senior credit agreement. So long as Cano is not in default under the Amended Senior Credit Agreement, Cano may make interest payments on any convertible notes and dividend payments on any preferred equity securities.

In the Amended Senior Credit Agreement, the Leverage Ratio replaces the Debt Coverage Ratio and is as follows: (i) for each fiscal quarter ending on or after March 31, 2007, the ratio of (a) our consolidated Debt (as defined in the Amended Senior Credit Agreement) to (b) the consolidated EBITDA (as defined in the Amended Senior Credit Agreement) for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00 (if the debt under the Amended Subordinated Credit Agreement has been paid in full, then the definition of “consolidated Debt” shall not include the amount of preferred equity securities that is otherwise included in the definition of Debt); and (ii) if convertible notes have been issued and the debt under the Subordinated Credit Agreement has been paid in full, (a) for the fiscal quarter ending on March 31, 2007, the ratio of i) consolidated Debt of Cano for the quarter to ii) our consolidated EBITDA for the four fiscal quarter period then ended must not be greater than 7.50 to 1.00, (b) for the quarter ending June 30, 2007, the ratio of i) our consolidated Debt for the quarter to ii) our consolidated EBITDA for the four fiscal quarter period then ended must not be greater than 7.00 to 1.00, and (c) for the fiscal quarters ending on or after September 30, 2007, the ratio of i) our consolidated Debt for the quarter to ii) our consolidated EBITDA for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00 (for the purposes of this ratio, “consolidated Debt” shall not include the amount of preferred equity securities that is otherwise included in the definition of Debt).

In the Amended Senior Credit Agreement, the Interest Coverage Ratio is as follows: (i) for the quarter ending June 30, 2006, the ratio of our consolidated EBITDA for the quarter period multiplied by four to our consolidated Interest Expense for the quarter period multiplied by four must be at least 1.25 to 1.00; (ii) for the quarter ending September 30, 2006, the ratio of our consolidated EBITDA for the two quarter period multiplied by two to our consolidated Interest Expense for the two quarter period multiplied by two must be at least 1.25 to 1.00; (iii) for the quarter ending December 31, 2006, the ratio of our consolidated EBITDA for the three quarter period multiplied by 4/3 to our consolidated Interest Expense for the three quarter period multiplied by 4/3 must be at least 1.25 to 1.00; (iv) for the quarter ending March 31, 2007, the ratio of our consolidated EBITDA for the four quarter period to our consolidated Interest Expense for the four quarter period must be at least 1.50 to 1.00; and (v) for any quarter ending on or after June 30, 2007, the ratio of our consolidated EBITDA for the four fiscal quarters then ended to our consolidated Interest Expense for the four fiscal quarters then ended must be at least 2.00 to 1.00.

At our option, interest is based either (i) on the prime rate plus the applicable margin ranging up to 1.75% based on the utilization level or (ii) on the LIBOR rate applicable to the interest period plus the applicable margin ranging from 2.5% to 3.25% based on the utilization level. At June 30, 2006, the interest rate was 8.49%. For loans that are three months or less in maturity, interest is due on the maturity date of such loan. For loans that are in excess of three months, interest is due every three months.

At June 30, 2006, the outstanding amount due under the Amended Senior Credit Agreement was $53.75 million. The outstanding principal is due on or before November 29, 2008 unless pursuant to the terms of the credit agreement specific events of default occur as a result of which all outstanding principal and all accrued interest may be accelerated. Such specific events of default, include, but are not limited to: payment defaults by us, breaches of representations and warranties and covenants by us, our insolvency, a “change of control” of our business as described in the credit agreement and a “material adverse change” as described in the credit agreement.

The Amended Senior Credit Agreement imposes certain restrictions on us and our subsidiaries including, but not limited to, the following: (i) subject to specific exceptions, incurring additional liens; (ii) subject to specific exceptions, incurring additional debt; (iii) subject to specific exceptions, merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property; (iv) subject to specific exceptions, making certain payments, including cash dividends to our stockholders; (v) subject to specific exceptions, making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interests in any person or any oil and natural gas properties or activities related to oil and natural gas properties unless with regard to new oil and natural gas properties, such properties are mortgaged to Union Bank of California, N.A., as administrative agent, or with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement and mortgage in favor of Union Bank of California, N.A., as administrative agent; and (vi) subject to specific exceptions, entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm’s length transactions.

In addition, we are required to enter into financial contracts to hedge our exposure to commodity price risk associated with expected oil and natural production. The Amended Senior Credit Agreement requires financial hedge contracts to cover no less than 50% and no more than 80% of the production volumes attributable to our proved, developed and producing proven reserves. Our financial hedge contracts are further discussed in Note 5.

As security for our obligations under the senior credit agreement: (i) each of our subsidiaries guaranteed all of our obligations; (ii) we, together with each of our subsidiaries, executed mortgages in favor of Union Bank of California, N.A., as collateral trustee, covering oil and natural gas properties located in Texas and Oklahoma; (iii) we, together with each of our subsidiaries, granted a security interest in favor of Union Bank of California, N.A., as collateral trustee, in substantially all of our assets; and (iv) we pledged our ownership interests in all of our subsidiaries to Union Bank of California, N.A., as collateral trustee.

See Note 14 for discussion of a financing and repayment of the Amended Senior Credit Agreement that occurred subsequent to June 30, 2006.

Subordinated Credit Agreement

On November 29, 2005, we entered into a $15 million subordinated credit agreement with the lenders led by Energy Components SPC EEP Energy Exploration and Production Segregated Portfolio (“EEP”), as administrative agent. The $15 million was used, in part, to finance the acquisition of WO Energy.

On June 30, 2006, we entered into the Third Amendment to Subordinated Credit Agreement (“Amended Subordinated Credit Agreement”).

The Amended Subordinated Credit Agreement modifies the interest rate which is the LIBOR rate plus an applicable margin of 6.5% unless (i) an event of default occurs, in which case the applicable margin is 9.5% or (ii) if the Leverage Ratio is greater than 4.00 to 1.00, in which case the applicable margin is 8.0% with such amount increasing by 0.25% per quarter in which the Leverage Ratio is greater than 4.00 to 1.00 up to a maximum applicable margin of 9.5%. The Amended Subordinated Credit Agreement also changes the maturity date to the earlier of November 28, 2009 or one year after the maturity date of the Amended Subordinated Credit Agreement. If Cano issues any convertible notes or, with certain exceptions, equity securities, Cano shall prepay the amounts outstanding under the Amended Subordinated Credit Agreement. If such prepayment occurs prior to November 29, 2006, then the amount to be prepaid shall be 101% of the total borrowings.

In the Amended Subordinated Credit Agreement, the Leverage Ratio replaces the Debt Coverage Ratio and must be as follows: for any quarter ending on or after March 31, 2007, the ratio of consolidated Debt (as defined in the Amended Subordinated Credit Agreement) for the quarter to the consolidated EBITDA (as defined in the Amended Subordinated Credit Agreement) for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00.

In the Amended Subordinated Credit Agreement, the Interest Coverage Ratio changed and is identical to the Amended Senior Credit Agreement.

At June 30, 2006, the outstanding amount due was $15 million and the interest rate was 12.74%. For loans that are three months or less in maturity, interest is due on the maturity date of such loan. For loans that are in excess of three months, interest is due every three months. In addition, we are required to enter into financial contracts to hedge our exposure to commodity price risk in a manner identical to the Amended Senior Credit Agreement.

The Amended Subordinated Credit Agreement imposes certain restrictions on us and our subsidiaries including, but not limited to, the following: (i) subject to specific exceptions, incurring additional liens; (ii) subject to specific exceptions, incurring additional debt; (iii) subject to specific exceptions, merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property; (iv) subject to specific exceptions, making certain payments, including cash dividends to our stockholders; (v) subject to specific exceptions, making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interests in any person or any oil and natural properties or activities related to oil and natural gas properties unless with regard to new oil and natural gas properties, such properties are mortgaged as requested by EEP, as administrative agent, or with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement and mortgage as requested by of EEP, as administrative agent; and (vi) subject to specific exceptions, entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm’s length transactions.

As security for our obligations under the credit agreement: (i) each of our subsidiaries guaranteed all of our obligations; (ii) we, together with each of our subsidiaries, executed mortgages in favor of Union Bank of California, N.A., as collateral trustee, covering oil and natural gas properties located in Texas and Oklahoma; (iii) we, together with each of our subsidiaries, granted a security interest in favor of Union Bank of California, N.A., as collateral trustee, in substantially all of our assets; and (iv) we pledged our ownership interests in all of our subsidiaries to Union Bank of California, N.A., as collateral trustee.

See Note 14 for discussion of a financing and repayment of the Amended Subordinated Credit Agreement that occurred subsequent to June 30, 2006.

5.                 DERIVATIVE HEDGING CONTRACTS

As previously mentioned in Note 4, pursuant to our Amended Senior and Subordinated Credit Agreements, we are required to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production. By achieving this objective we intend to protect the outstanding debt amounts and maximize the funds available under our existing debt agreements, which should enable us to support our annual capital budgeting and expenditure plans.

During December 2005 and May 2006, we paid $5.3 million and $0.8 million ($6.1 million in total), respectively, to enter into financial contracts to set price floors, as summarized in the table below.

					Barrels of
	Floor		Floor		Equivalent
Time	Oil	Barrels	Gas	Gas Mcf	Oil
Period	Price	per Day	Price	per Day	per Day
1/1/06 – 12/31/06	$60	534	$8.50	1,784	832
6/1/06 – 12/31/06	$60	79	$7.60	690	194
1/1/07 – 12/31/07	$55	507	$8.00	1,644	781
1/1/07 – 12/31/07	$60	72	$7.60	658	182
1/1/08 – 12/31/08	$55	479	$7.50	1,534	735
1/1/08 – 12/31/08	$60	66	$7.60	592	164
1/1/09 – 4/30/09	$60	59	$7.60	559	152

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparties. At June 30, 2006, we had a receivable balance due from our counterparties amounting to $161,173.

Changes in the fair values of our derivative instruments are recorded immediately in earnings in other income on our statements of operations. Cash flows resulting from the settlement of our derivative instruments are recorded as other income or expense in the consolidated statements of operations. During the twelve-month period ended June 30, 2006, there were settlements under our derivative agreements due to Cano amounting to $540,871, which are included in our Consolidated Statements of Operations under “Crude oil and natural gas sales.” The settlements were cumulative monthly payments due to Cano since the NYMEX natural gas price was lower than the $8.50 and $7.60 “floor natural gas prices.” The cash flows relating to the derivative instruments are reflected in operating activities on our statements of cash flow.

Our mark-to-market valuations used for our derivative instruments were based on prices that are actively quoted and provided by external sources. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, we recorded the $5.3 million payment as Derivative Assets. SFAS 133 also provides that derivative instruments be measured at fair value on the balance sheet date. During the twelve month period ended June 30, 2006, we recognized losses on hedge contracts to our Consolidated Statements of Operations amounting to $3,245,588 under “Unrealized loss on hedge contracts.” At June 30, 2006, our Derivative Assets totaled $2,882,814, of which $1,705,855 is considered long-term.

6.                 COMMON STOCK FINANCINGS

As discussed in Note 3, we issued 888,888 and 1,791,320 shares of our common stock to complete the acquisitions of Square One and WO Energy.

On March 18, 2005, we entered into agreements to sell 1,350,000 shares of common stock to two accredited institutional investors at a price of $3.75 per share. The transactions closed on March 24, 2005. We received gross proceeds of $5.1 million from the sale of these common shares (net proceeds of $4.8 million).

In September 2005, in two private placements we issued 2,603,864 shares and 2,100,000 shares of our common stock at a per share price equal to $4.14, which was the closing price on September 13, 2005 on the American Stock Exchange. The gross and net proceeds totaled approximately $19.5 million and $18.3 million, respectively.

The amount of common shares issued and outstanding is summarized as follows:

Issued and outstanding as of June 30, 2004	15,647,204
Shares issued for Square One acquisition (Note 3)	888,888
Preferred shares converted to common (Note 7)	2,466,665
Shares issued in March 2005 private placement (above)	1,350,000
Issued shares as of June 30, 2005	20,352,757
Shares issued in September 2005 private placement (above)	4,703,864
Shares issued for WO Energy acquisition (Note 3)	1,791,320
Contingently issued shares (Note 10)	140,000
Issued shares as of June 30, 2006	26,987,941
Management shares returned to Treasury Stock (Note 10)	(1,268,294)
Outstanding shares as of June 30, 2006	25,719,647

As discussed in Note 14, on September 6, 2006, we issued 6,584,247 common equity shares. During August 2006, an additional 5,000 contingently issued common shares were issued from our LTIP (see Note 8).

7.                 PREFERRED STOCK

Financings

During the year ended June 30, 2005, we issued $5.35 million of Series C Convertible Preferred Stock (5,350 shares at $1,000 per share). This increased our total issuances of preferred stock to $8.75 million (net proceeds of $8.5 million).

The total issuances consisted of $2 million of Series B Convertible Preferred Stock and $6.75 million of Series C Convertible Preferred Stock. These were non-voting shares issued at a price of $1,000 per share. The holders of the Series B and Series C Preferred Stock were not entitled to receive any dividends.

Conversion to Common

During March 2005, the preferred stockholders elected to convert their preferred shares to common shares. Each share of Series B and Series C Convertible Preferred Stock was converted by the holder into shares of our common stock at a price of $3.00 and $3.75 per share, respectively. The conversion is summarized in the following table:

	Gross	Conversion	Common
	Issuances	Price	Shares
Series B	$2,000,000	$3.00	666,665
Series C	6,750,000	3.75	1,800,000
Total	$8,750,000		2,466,665

As of June 30, 2006 and 2005, there were no outstanding issuances of preferred stock. Our common stock is the only class of stock outstanding.

Beneficial Conversion Feature Related to our Series C Preferred Stock

On the dates of certain issuances of our Series C Preferred Stock, the quoted market price of our common stock was higher than the conversion price of our Series C Preferred Stock of $3.75 per share, resulting in a beneficial conversion feature. The value of the beneficial conversion feature was recorded as a discount to preferred stock and a charge to earnings available to common stockholders, analogous to a preferred dividend. As a direct result, we recognized a $416,534 increase in accumulated deficit with a corresponding increase in additional paid-in capital. Because the Series C Preferred Stock was convertible into common stock on the date of issuance, the discount was immediately recognized as a charge to accumulated deficit.

8.                 RELATED PARTY TRANSACTIONS

Transactions involving Directors

On December 16, 2004, we issued stock options for 50,000 shares of our common stock to Gerald Haddock, a member of our Board of Directors, in exchange for providing certain financial and management consulting services to us. The exercise price is $4 per option share. The options are exercisable at any time, in whole or in part, during the ten-year option period which commenced six months following the date of grant (June 16, 2005) and expires on June 15, 2015. These options are discussed in greater detail in Note 9.

On October 8, 2004, we received gross proceeds of $750,000 from the sale of 750 shares of Series C Convertible Preferred Stock at a price of $1,000 per share to Randall Boyd, a member of our Board of Directors.

On March 29, 2005, we entered into an agreement with Haddock Enterprises, LLC and Kenneth Q. Carlile (predecessor to Carlile Management, LLC) to explore the possibility of converting the Sabine Royalty Trust from a liquidating asset into a vehicle to acquire low risk assets. Each of the three parties owns a one-third interest in the Sabine Production Operating, LLC. Gerald W. Haddock is President of Haddock Enterprises, LLC and is a member of our Board of Directors. As of March 31, 2006, Cano had incurred approximately $420,000 pertaining to the joint venture, of which $380,000 occurred during the twelve months ended June 30, 2006. We expensed the $420,000 to general & administrative expense because of the election of Sabine Production Operating, LLC to indefinitely suspend the proxy solicitation from the unit holders of the Sabine Royalty Trust.

We have entered into an agreement to be a lead sponsor of a television production called Honey Hole All Outdoors. As part of the sponsorship, we paid $125,000 during the twelve months ended June 30, 2006 to R.C. Boyd Enterprises, the owner of Honey Hole All Outdoors. Randall Boyd is the sole shareholder of R.C. Boyd Enterprises and is a member of our Board of Directors.

Transactions involving THEprivate Energy Company

On August 16, 2004, we agreed to purchase an additional 10% revenue interest in the Davenport field from Cano Energy Corporation (“CEC”). This increased our revenue interest in the Davenport field to 65%. In consideration for the additional 10% revenue interest, we agreed to pay $667,000 cash to CEC. The final payment installment was made in October 2004.

We agreed to provide accounting services to Cano Energy Corporation (now THEprivate Energy Company, Inc.) based on cost plus a 10% incremental margin during a three-month transitional period. This arrangement ended in August 2004. From June 2004 until August 2004, we received $28,000 for providing these accounting services. In addition, we agreed to hire Vaca Operating LLC, an affiliate of THEprivate Energy Company, to act as operating for the Davenport Property. They operated the Davenport Property until June 30, 2004 and we paid them $5,600.

On December 27, 2005, we acquired all overriding royalty interests held by THEprivate Energy Company, Inc. (formerly Cano Energy Corporation) effective as of December 1, 2005 and we are to acquire all overriding royalty interests acquired in the future by THEprivate Energy Company, Inc. in and to the crude oil, natural gas and mineral leaseholder estates and personal property related to leasehold estates located on the same property on which the Davenport Field Unit’s properties are located. We paid $66,700 per percentage of net revenue attributable to the interests held by THEprivate Energy Company, Inc. During December 2005, we paid $500,250 to acquire a 7.5% overriding royalty interest and during January 2006, we paid $200,100 to acquire a 3.0% overriding royalty interest. At June 30, 2006, we had accrued $133,400 to acquire an additional 2.0% overriding royalty interest.

S. Jeffrey Johnson, our Chairman of the Board and Chief Executive Officer, is a 30% shareholder in THEprivate Energy Company, Inc. The terms of the purchase were agreed to based on arms-length negotiations, supported by a valuation established by our independent engineer, and are substantially the same as previously paid by us to THEprivate Energy Company, Inc. for a portion of its interest in September and October of 2004. This purchase was approved by our Board pursuant to a recommendation by our Audit Committee.

9.                 STOCK OPTION PLANS

We have granted stock options and contingently issuable shares to key employees and outside directors as discussed below.

On December 16, 2004, we issued stock options for 50,000 shares of our common stock to Gerald Haddock, a current member of our board of directors, in exchange for certain financial and management consulting services to us. The exercise price is $4 per share. The options are exercisable at any time, in whole or in part, during the ten-year option period which commenced six months following the date of grant (June 16, 2005) and expires on June 15, 2015.

On April 1, 2005, we adopted the 2005 Directors’ Stock Option Plan (“Plan”). On April 1, 2005, pursuant to the Plan, we granted stock options to our five non-employee directors to each purchase 25,000 shares of common stock. The options granted under the Plan totaled 125,000 shares. These options have an exercise price of $4.13 per share. The options vested on April 1, 2006, and expire on April 1, 2015.

On September 16, 2005, we granted stock options to James K. Teringo, Jr., our Senior Vice President, General Counsel and Corporate Secretary to purchase 50,000 shares of common stock. These options have an exercise price of $3.98 per share. The options vested on July 11, 2006, and expire on September 16, 2015.

On December 7, 2005, our shareholders approved our 2005 Long-Term Incentive Plan (“2005 LTIP”). The 2005 LTIP authorizes the issuance of up to 1,000,000 shares of our common stock to key employees, key consultants and outside directors of our company and subsidiaries. The 2005 LTIP permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards, whether granted singly, or in combination or in tandem. No executive officer (as defined in the 2005 LTIP) may receive in any calendar year (i) stock options or stock appreciation rights relating to more than 100,000 shares of common stock or (ii) restricted stock, restricted stock units, performance awards or other awards that are subject to the attainment of performance goals relating to more than 100,000 shares of common stock; provided, however, that all such awards of any executive officer during any calendar year may not exceed an aggregate of more than 100,000 shares of common stock. The 2005 LTIP terminates on December 7, 2015; however, awards granted before that date will continue to be effective in accordance with their terms and conditions.

On December 13, 2005, under the 2005 LTIP, 25,000 options were granted to each of our five non-employee directors. The options granted to our directors under the 2005 LTIP totaled 125,000 shares. The exercise price is $6.30 per share. These granted options vest on December 13, 2006 if such persons are still directors or an employee on December 13, 2006.

During April 2006 and June 2006, we granted options totaling 227,185 shares to our employees under the 2005 LTIP. Options totaling 90,000 shares were granted and 45,000 vested on April 1, 2006 and the exercise price was $9.55 per share. The remaining 45,000 shares were forfeited during July 2006. On June 21, 2006, options totaling 137,185 shares were granted and vest on June 21, 2009, with an exercise price of $5.15 per share.

A summary of options we granted during the fiscal years ended June 30, 2006 and 2005 are as follows (there were no options outstanding at any time during the fiscal year ended June 30, 2004):

	Shares	Weighted Average Exercise Price
Outstanding at 7/1/04	—	—
Shares granted	175,000	$4.09
Shares exercised, forfeited, or expired during fiscal year	—	—
Outstanding at 6/30/05	175,000	$4.09
Shares granted	402,185	$6.35
Shares exercised, forfeited, or expired during fiscal year	—	—
Outstanding at 6/30/06	577,185	$5.66

The following is a summary of options exercisable at June 30, 2006 and 2005:

	Shares	Weighted Average Exercise Price
June 30, 2006	220,000	$5.21
June 30, 2005	50,000	$4.00

Pursuant to Statement of Financial Accounting Standard No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, the fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of our common stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected lives of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of options granted during fiscal 2006 and 2005 along with the factors used to calculate the fair values of those options are summarized in the table below:

	Twelve-Months Ended June 30,
	2006	2005
No. of shares	357,185	175,000
Risk free interest rate	4.03 – 5.15%	4.02 – 4.27%
Expected life	4 years	4 years
Expected volatility	46.3 – 51.9%	41.9 – 51.5%
Expected dividend yield	0.0%	0.0%
Weighted average grant date fair value—exercise prices equal to market value on grant date	$2.47	$—
Weighted average grant date fair value—exercise prices greater than market value on grant date	$2.71	$—
Weighted average grant date fair value—exercise prices less than market value on grant date	$—	$1.73

In accordance with the provisions of SFAS 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, for the twelve-month periods ended June 30 2006 and 2005, we have recorded a charge to stock compensation expense of $563,330 and $144,255, respectively, for the estimated fair value of the options granted to our directors and employees.

The following is a summary of stock options outstanding at June 30, 2006:

Exercise Price	Options Outstanding	Remaining Contractual Lives (Years)	Options Exercisable
$4.00	50,000	8.96	50,000
$4.13	125,000	8.76	125,000
$3.98	50,000	9.22	—
$6.30	125,000	9.46	—
$9.55	90,000	9.76	45,000
$5.15	137,185	9.98	—
$5.33	577,185	9.41	220,000

10.          DEFERRED COMPENSATION

Management Stock Pool Agreement

As mentioned in Note 2, pursuant to the terms of a Management Stock Pool Agreement dated May 28, 2004, the 5,165,000 shares issued to the Davenport Field Unit shareholders were placed in escrow, and were scheduled to be released from escrow pursuant to the achievement of certain employment and performance goals.

The Davenport Field Unit shareholders comprise seven individuals employed by Cano (five current employees and two former employees) and one director. The shares will vest to the individuals based on a combination of continued employment (“compensation shares”) and achieving certain performance goals during the two years following the merger (“performance shares”). The compensation shares amounted to 2,659,975 shares and the performance shares amounted to 2,505,025 shares. Any shares that are not released from escrow will be returned to Treasury Stock. At the merger date, we recognized $2,324,250 of “Deferred Compensation” and “Additional Paid-in Capital” in the Consolidated Balance Sheet. The shares were recorded based on the quoted market price at the time of the transaction. We have accounted for these shares in accordance with the provisions of SFAS Nos. 123 and 148. At June 30, 2005, the balance of Deferred Compensation is $541,519, net of amortization expense and the recording of Treasury Stock.

The $2,324,250 amount was based on management’s expectation that all escrowed shares would be released from escrow. The following table summarizes the status of escrow shares at June 30, 2006.

	Compensation	Performance	Total Shares
Awarded by June 30, 2006	2,505,025	—	2,505,025
Awarded after June 30, 2006	139,167	—	139,167
Expected to be awarded after June 30, 2006	—	1,252,514	1,252,514
Subtotal—shares awarded or to be awarded	2,644,192	1,252,514	3,896,706
Returned or anticipated to be returned as treasury shares	15,783	1,252,511	1,268,294
Total	2,659,975	2,505,025	5,165,000

As shown above, all compensation shares were released, except for 15,783 that were returned as treasury shares. During the fourth quarter of 2006, management reassessed its progress toward achieving the performance goals set for proven reserves and daily production. Based on this reassessment, management believes roughly one-half of the performance shares will be released to the executive Davenport shareholders and the remaining one-half will be returned as treasury shares. This assessment is subject to review, discussion and approval by the Board.

In accordance with the provisions of SFAS Nos. 123 and 148, we have adjusted the expense to be recorded as Deferred Compensation Expense to match the expected and actual award of escrowed shares totaling 3,896,706 shares. Accordingly, of the $2,324,250 recognized as Deferred Compensation, we have recognized total expense of $1,753,518 from our inception through June 30, 2006, of which $1,775,629 was recognized prior to June 30, 2005. The remaining 1,268,294 shares have been returned or are expected to be returned as treasury shares, at a recognized cost of $570,732.

Contingently Issued Shares from 2005 LTIP

During June 2006, 140,000 restricted shares were issued to key employees from our 2005 LTIP, previously discussed in Note 9. The restricted shares will vest to the individual employees based on years of service ranging from one to three years. In accordance with SFAS Nos. 123 and 148, we have expensed $29,304 to stock compensation expense for the twelve months ended June 30, 2006.

11.          ASSET RETIREMENT OBLIGATION

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. Our asset retirement obligation (“ARO”) primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our producing properties at the end of their productive lives, in accordance with applicable state laws. We determine our ARO by calculating the present value of estimated cash flows related to the liability. At June 30, 2006, our liability for ARO was $1,607,378, of which $1,587,569 was considered long term. At June 30, 2005, our liability for ARO was $1,051,453, of which $1,033,075 was considered long term. Our asset retirement obligations are recorded as current or non-current liabilities based on the estimated timing of the anticipated cash flows. For the twelve months ended June 30, 2006, 2005 and 2004, we have recognized accretion expense of $107,733, $69,814, and $690, respectively.

The following table describes the changes in our asset retirement obligations for the twelve months ended June 30, 2006 and 2005:

Asset retirement obligation at inception	$—
Liabilities incurred:
Acquisition of Davenport	83,582
Accretion expense	690
Asset retirement obligation at July 1, 2004	$84,272
Liabilities incurred:
Acquisition of Ladder	199,930
Acquisition of Nowata	615,739
Acquisition of Square One	88,494
Accretion expense	69,814
Change in estimate	20,991
Plugging costs and other	(27,787)
Asset retirement obligation at July 1, 2005	$1,051,453
Liabilities incurred:
Acquisition of WO Energy	498,411
Properties acquired by Pantwist	67,849
Accretion expense	107,733
Plugging costs and other	(118,068)
Asset retirement obligation at June 30, 2006	$1,607,378

The amounts listed above include the effects of purchase accounting adjustments to reflect knowledge gained since we assumed operational responsibilities of these properties.

12.          INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax provisions. Our income tax benefit is as follows:

	2006	2005	2004
Current income tax benefit
Federal	$—	$—	$—
State	—	—	—
Total current tax benefit	—	—	—
Deferred income tax benefit
Federal	(1,612,000)	—	—
State	(1,886,000)	—	—
Total deferred tax benefit	(3,498,000)	—	—
Total income tax benefit	$(3,498,000)	$—	$—

Regarding the acquisition of Square One Energy, Inc., as discussed in Note 3, this acquisition did not provide for the application of Section 338 in the Internal Revenue Service tax code. As defined, Section 338 would have enabled us to recognize the stepped-up basis in the Square One properties approximately equal to the acquisition price, for tax computation purposes.

In accordance with the purchase method of accounting, we recorded a deferred tax liability of approximately $3.1 million with an offsetting increase in property basis of $2.4 million and Goodwill of approximately $0.7 million. Based on a reserve report prepared by an independent petroleum engineering firm and our internal analysis, we believe the oil and natural gas properties of Square One have unrealized potential to support the recording of “Goodwill” to the Consolidated Balance Sheet.

A reconciliation of the differences between Cano’s applicable statutory tax rate and its effective income tax rate for the years ended June 30, 2006, 2005 and 2004 is as follows:

	Year Ended June 30,
	2006	2005	2004
Rate	35%	35%	35%
Tax at statutory rate	$(1,870,000)	$(1,041,000)	$(123,000)
State taxes	(53,000)	(89,000)	(11,000)
Increase (decrease) resulting from:
Change in Texas tax law	(1,840,000)	—	—
Permanent and other	31,000	11,000	—
Change in valuation allowance	234,000	1,119,000	134,000
Income tax benefit	$(3,498,000)	—	—

A schedule showing the significant components of the net deferred tax asset (liability) as of June 30, 2006 and 2005 are as follows:

	As of June 30,
	2006	2005
Deferred tax assets:
Deferred compensation expense	$834,000	$675,000
Net operating loss carryovers	4,680,000	1,683,000
Other	216,000	—
	5,730,000	2,358,000
Less: valuation allowance	(792,000)	(1,339,000)
Total deferred tax assets	4,938,000	1,019,000

Deferred tax liabilities—
Difference in book and tax bases:
Acquired oil and gas properties	(35,950,000)	(762,000)
Other properties	(499,000)	(257,000)
Total deferred tax liabilities	(36,449,000)	(1,019,000)
Net deferred tax liability	$(31,511,000)	$—

In May 2006, the State of Texas enacted legislation for a Texas margin tax which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component. As the tax base for computing Texas margin tax is derived from an income-based measure, we have determined the margin tax is an income tax and, therefore, the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS 109, the effect on deferred tax assets and liabilities of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Therefore, the Company has recalculated its deferred tax assets and liabilities for Texas based upon the new margin tax and recorded a $1,840,000 deferred tax benefit for the Texas margin tax in 2006.

Due to a lack of earnings history, we could not determine that the deferred tax assets at June 30, 2005 would more likely than not be realized. As a result, an offsetting valuation allowance of $1,339,000 was recorded at June 30, 2005. At June 30, 2006, Cano had net operating loss (“NOL”) carryforwards for tax purposes of approximately $13.0 million. The remaining net operating losses principally expire between 2024 and 2026. Of the $13.0 million, $2.2 million will be unavailable to offset any future taxable income due to limitations from change in ownership as defined in Section 382 of the Internal Revenue Service (“IRS”) code. The tax effect of this limitation is recorded as a valuation allowance of $792,000 at June 30, 2006.

13.          COMMITMENTS AND CONTINGENCIES

Litigation

On March 23, 2006, the following lawsuit was filed in the 100th Judicial District Court in Carson County, Texas; Cause No. 9840, The Tom L. and Anne Burnett Trust, by Anne Burnett Windfohr, Windi Phillips, Ben Fortson, Jr., George Beggs, III and Ed Hudson, Jr. as Co-Trustees; Anne Burnett Windfohr; and Burnett Ranches, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano Petroleum, Inc. or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages, including, but not limited to, damages for damage to their land and livestock, certain expenses related to fighting the fire and certain remedial expenses. In addition, the plaintiffs seek (i) termination of certain oil and natural gas leases, (ii) reimbursement for their attorney’s fees and (iii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise.

Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 28, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1922, Robert and Glenda Adcock, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. There are 43 plaintiffs and three interveners that claim that the electrical wiring and equipment of Cano Petroleum, Inc. or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs (i) allege negligence, gross negligence, trespass and nuisance and (ii) seek undisclosed damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses. In addition, the plaintiffs seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On April 10, 2006, the following lawsuit was filed in the 31st  Judicial District Court of Roberts County, Texas, Case No. 1920, Joseph Craig Hutchison and Judy Hutchison v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. On May 1, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1923, Chisum Family Partnership, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd, and W.O. Energy, Inc. The plaintiffs in both cases claim that the electrical wiring and equipment of Cano Petroleum, Inc. or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County.

The plaintiffs in both cases (i) allege negligence and trespass and (ii) seek undisclosed damages, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs in both cases seek (i) reimbursement for their attorney’s fees and (ii) exemplary damages.

Due to the inherent risks of litigation and the fact that these cases are in the early stages of discovery, the outcome of these cases is uncertain and unpredictable; however, at this time Cano management believes the suits are without merit and is vigorously defending itself and its subsidiaries.

On July 3, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Case No. 1928, Rebecca Lee Martinez, et al v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano Petroleum, Inc. or certain of its subsidiaries relating to its oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson

County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of two individuals. Additional heirs and relatives of one of the decedents have intervened in this case.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

On August 9, 2006, the following lawsuit was filed in the 233rd Judicial District Court of Gray County, Texas, Cause No. 34423 Yolanda Villareal, Individually and on behalf of the Estate of Gerardo Villareal v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc.; W. O. Operating Company, Ltd., and W.O. Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano Petroleum, Inc. or certain of its subsidiaries relating to its oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and gross negligence and (ii) seek undisclosed damages for the wrongful death of Gerardo Villareal. Relatives of Roberto Chavira have intervened in the case alleging similar claims regarding the death of Roberto Chavira.

Due to the inherent risk of litigation and the fact that this case is in the early stages of discovery, the outcome of this case is uncertain and unpredictable; however, at this time Cano management believes the suit is without merit and is vigorously defending itself and its subsidiaries.

Regarding the above litigation, through June 30, 2006, we have incurred $1,384,248 in legal costs to prepare our legal defense against this litigation. On June 20, 2006, the following lawsuit was filed in the United States District Court for the Northern District of Texas, Fort Worth Division, C.A. No.4-06cv-434-A, Mid-Continent Casualty Company, Plaintiff, vs. Cano Petroleum, Inc.,

W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc. seeking a declaration that the plaintiff is not responsible for pre-tender defense costs and that the plaintiff has the sole and exclusive right to select defense counsel and to defend, investigate, negotiate and settle the litigation described above and on September 18, 2006, the First Amended Complaint for Declaratory Judgment was filed with regard to the cases described above. In the First Amended Complaint, the plaintiff seeks a declaratory judgment that includes requests for the following declarations: (i) the plaintiff is not obligated to pay for the defendant’s personal counsel from the date the plaintiff offered an unqualified defense and retained independent counsel to represent the defendants; (ii) the plaintiff retains the sole and exclusive right to select and retain lead counsel at plaintiff’s expense and to defend, investigate, negotiate and settle the litigation; (iii) the plaintiff is entitled to reimbursement for all attorney’s fees and expenses paid to Cano, or that the amounts previously paid to Cano are in satisfaction of any obligation owing Cano, or that any obligation to pay Cano’s counsel is only owed as reasonably and necessarily incurred by Cano; and (iv) the plaintiff is entitled to recovery of its reasonable attorney’s fees and costs incurred in connection with the lawsuit.

To date, Cano has received from the plaintiff reimbursements of approximately $506,000 and has incurred prepaid costs of $136,000, which are included in other current assets on our consolidated balance sheet at June 30, 2006. The plaintiff may attempt to recover the $506,000 in reimbursements from us. We do not believe that it is probable that we will be required to repay such amounts. If and when the defendants are served with this lawsuit, Cano will vigorously defend itself and its subsidiaries.

Other

Occasionally, we are involved in other various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters that are not set forth above, including due to the existence of insurance coverage, indemnification and escrow accounts, will have a material effect on our financial position or results of operations. None of our directors, officers or affiliates, owners of record or beneficially of more than five percent of any class of our voting securities, or security holder is involved in a proceeding adverse to our business or has a material interest adverse to our business.

Environmental

To date, our expenditures to comply with environmental or safety regulations have not been significant and are not expected to be significant in the future. However, new regulations, enforcement policies, claims for damages or other events could result in significant future costs.

Leases

During June 2006, we entered into non-cancelable operating lease for our principal executive offices. The lease expires on April 20, 2011. Our total obligation for the life of the lease is $1,647,541. The total payments for our fiscal twelve month periods ended June 30 are shown in the following table.

2007	2008	2009	2010	2011	Total
$156,957	$376,697	$378,722	$401,000	$334,165	$1,647,541

Rent expense under the previous office lease agreement amounted to $98,000, $107,868 and $6,742 for the years ended June 30, 2006, 2005 and 2004, respectively.

Employment Contracts

Cano has an employment contract with its CEO that requires minimum compensation totaling $445,000 annually through December 31, 2010. Our Senior Vice President and Chief Financial Officer has an employment contract for a three-year term through on May 31, 2009 and provides for minimum compensation of $240,000 annually. Our Senior Vice-President of Operations employment contract is through April 30, 2008 and provides for minimum compensation of $200,000 annually. Our Senior Vice President, General Counsel and Corporate Secretary has an employment contract through July 11, 2007 and provides for minimum compensation of $200,000 annually. Our Vice President and Principal Accounting Officer has an employment contract through June 30, 2009 and provides for minimum compensation of $175,000 annually.

14.          SUBSEQUENT EVENTS

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component. The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock for the dividend in lieu of a cash dividend payment. Holders of approximately 55% of the preferred stock chose the PIK dividend option. The convertible preferred stock is convertible to common stock at a price of $5.75 per share and the common stock is subject to 25% warrant coverage at an exercise price of $4.79 per share. Gross proceeds from the transactions are $80.9 million, of which $49.1 million is preferred stock and common stock is $31.8 million.

Cash proceeds from the financing have been used to repay $68.75 million in long-term debt outstanding at June 30, 2006 as discussed in Note 4, and will be used to provide working capital and for general corporate purposes, including the funding of Cano’s fiscal 2007 capital budget.

15.          SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

All of our operations are directly related to oil and natural gas producing activities located in Texas and Oklahoma.

Capitalized Costs Relating to Oil and Gas Producing Activities

June 30,	2006	2005
Proved oil and gas properties	$131,676,593	$15,191,769
Unproved oil and gas properties	1,500,025	1,478,093
Total capitalized costs	133,176,618	16,669,862
Less accumulated depreciation and amortization	(2,126,049)	(454,741)
Net Capitalized Costs	$131,050,569	$16,215,121

Costs Incurred in Oil and Gas Producing Activities

For the Fiscal Years Ended June 30,	2006	2005	2004
Acquisition of proved properties	$108,725,132	$12,444,875	$762,000
Acquisition of unproved properties	21,932	1,478,093	—
Development costs	7,877,760	2,012,681	—
Total Costs Incurred	$116,624,824	$15,935,649	$762,000

Results of Operations from Oil and Gas Producing Activities

For the Fiscal Years Ended June 30,	2006	2005	2004
Oil and gas revenues	$18,407,786	$5,481,640	$7,958
Production costs	(6,865,515)	(2,730,079)	(44,921)
Production taxes	(1,295,420)	(342,796)	—
Depreciation and accretion	(1,779,041)	(451,446)	(4,533)
Unrealized loss on hedge contracts	(3,245,588)
Results of operations before income taxes	$5,222,222	$1,957,319	$(41,496)
Provision for income taxes*	(1,932,222)	—	—
Results of Oil and Gas Producing Operations	$3,290,000	$1,957,319	$(41,496)

*                    Since we did not have a provision for federal income taxes for 2005 or 2004, we did not compute a tax provision for the disclosure listed above.

Proved Reserves

Our proved oil and natural gas reserves have been estimated by independent petroleum engineers. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and natural gas properties; and changes in economic factors. Our proved reserves are summarized in the table below.

	Crude Oil	Natural Gas
	Bbls.	Mcf
Reserves at inception	—	—
Purchases of minerals in place	213,478	—
Production	(233)	—
Reserves at June 30, 2004	213,245	—

Proved developed reserves	213,245	—

Reserves at June 30, 2004	213,245	—
Purchases of minerals in place	2,066,456	9,531,352
Revisions of prior estimates	865,587	1,036,629
Production	(89,308)	(180,069)
Reserves at June 30, 2005	3,055,980	10,387,912

Proved developed reserves	2,989,514	10,019,094

Reserves at June 30, 2005	3,055,980	10,387,912
Purchases of minerals in place	29,733,098	75,840,658
Revisions of prior estimates	1,270,383	(16,421,342)
Production	(191,700)	(705,183)
Reserves at June 30, 2006	33,867,761	69,102,045

Proved developed reserves	6,983,925	23,527,860

At July 1, 2006 and 2005, the base prices used to compute the crude oil and natural gas reserves represent the NYMEX oil and natural gas prices at June 30, 2006 and 2005, respectively. For the reserves at July 1, 2006, the crude oil and natural gas prices were $73.94 per barrel and $5.83 per MMbtu, respectively. For the reserves at July 1, 2005, the crude oil and natural gas prices were $56.54 per barrel and $6.98 per MMbtu, respectively.

The above table identifies a 16,422,506 Mcf reduction in natural gas reserves for revisions of prior estimates. Approximately 7,200,000 Mcf pertains to renegotiation of a natural gas purchase contract that was not finalized at June 30, 2006; therefore, these reserves were excluded at June 30, 2006, but may be included in future reserve calculations when the natural gas purchase contract is finalized. The remaining 9,224,523 Mcf reduction is primarily due to the reassessment of natural gas production from the planned waterflood implementation in the Panhandle Properties.

Standardized Measure

The standardized measure of discounted future net cash flows (“standardized measure”) and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and natural gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate.

As of June 30, 2006 and 2005, estimated well abandonment costs, net of salvage, are deducted from the standardized measure using year-end costs. Such abandonment costs are recorded as a liability on the consolidated balance sheet, using estimated values of the projected abandonment date and discounted using a risk-adjusted rate at the time the well is drilled or acquired.

The standardized measure does not represent management’s estimate of our future cash flows or the value of proved oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of the extended economic life of proved reserves and proved undeveloped reserve additions attributable to increased development activity.

The standardized measure of discounted estimated future net cash flows related to proved crude oil and natural gas reserves at June 30, 2006, 2005 and 2004 is as follows:

Standardized Measure of Discounted Future Cash Flows:

	2006	2005	2004
Future cash inflows	$2,812,728,000	$222,665,000	$7,677,000
Future production costs	(737,933,000)	(121,228,000)	(4,819,000)
Future development costs	(155,865,000)	(2,132,000)	(439,000)
Future income taxes	(694,500,000)	(31,606,000)	—
Future net cash flows	1,224,430,000	67,699,000	2,419,000
10% annual discount	(881,966,000)	(37,160,000)	(919,000)
Standardized measure of discounted future net cash flows	$342,464,000	$30,539,000	$1,500,000

The primary changes in the standardized measure of discounted estimated future net cash flows for the year ended June 30, 2006, 2005 and 2004 are as follows:

Changes in Standardized Measure of Discounted Future Cash Flows:

	2006	2005	2004
Balance at beginning of year	$30,539,000	$1,500,000	$—
Net changes in prices and production costs	32,650,000	315,000	—
Net changes in future development costs	(48,006,000)	(1,680,000)	—
Sales of oil and gas produced, net	(10,247,000)	(2,409,000)	(8,000)
Purchases of reserves	575,835,000	43,280,000	1,508,000
Revisions of previous quantity estimates	(19,929,000)	2,164,000	—
Previously estimated development costs incurred	7,760,000	1,985,000	—
Net change in income taxes	(213,131,000)	(14,833,000)	—
Accretion of discount	3,054,000	233,000	—
Other	(16,061,000)	(16,000)	—
Balance at end of year	$342,464,000	$30,539,000	$1,500,000

16.          SELECTED QUARTERLY DATA (UNAUDITED)

	30-Sep	31-Dec	31-Mar	30-Jun
Fiscal Year Ended June 30, 2006
Operating revenues	$1,945,959	$3,163,282	$5,422,986	$7,875,559
Operating income (loss)	(458,185)	(406,651)	368,111	883,619
Net income (loss)	(457,957)	(1,486,536)	(1,131,028)	1,231,097
Basic net income (loss) per share	(0.03)	(0.06)	(0.05)	0.06
Diluted net income (loss) per share	(0.03)	(0.06)	(0.05)	0.06
Fiscal Year Ended June 30, 2005
Operating income (loss)	$843,160	$1,454,392	$1,461,885	$1,722,203
Net income (loss)	(670,486)	(713,205)	(776,753)	(824,359)
Basic net income (loss) per share	(665,673)	(708,953)	(775,282)	(823,234)
Diluted net income (loss) per share	$(0.10)	$(0.08)	$(0.07)	$(0.04)
Diluted net income (loss) per share	(0.10)	(0.08)	(0.07)	(0.04)

**************************

Report of Independent Registered Public Accounting Firm

To the Stockholders
W.O. Energy of Nevada, Inc.
Fort Worth, Texas

We have audited the consolidated balance sheets of W.O. Energy of Nevada, Inc. and subsidiaries as of November 30, 2004 and September 30, 2005, and the related consolidated statements of operations and retained earnings and cash flows for the twelve months ended November 30, 2004 and the ten months ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W.O. Energy of Nevada, Inc. and subsidiaries as of November 30, 2004 and September 30, 2005, and the results of their operations and their cash flows for the twelve months ended November 30, 2004 and ten months ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP
Hein & Associates LLP
Dallas, Texas
February 10, 2006

W.O. ENERGY OF NEVADA, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2005	November 30, 2004
ASSETS
Current assets
Cash and cash equivalents	$3,245,068	$2,650,638
Marketable securities—trading	1,011,766	—
Accounts receivable	1,498,044	1,443,487
Other current assets	95,794	139,820
Total current assets	5,850,672	4,233,945

Oil and gas properties, successful efforts method	9,215,308	7,306,320
Less accumulated depletion and depreciation	(247,630)	(216,735)
Net oil and gas properties	8,967,678	7,089,585
Fixed assets	5,584,764	2,846,967
Less accumulated depreciation	(2,434,486)	(1,487,026)
Net fixed assets	3,150,278	1,359,941
Investments	597,699	768,914
Accumulated value of officers’ life insurance	208,578	198,627
TOTAL ASSETS	$18,774,905	$13,651,012
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$468,780	$379,562
Oil and gas sales payable	549,911	445,806
Accrued liabilities	257,720	178,135
Income tax payable	1,220,000	—
Current portion of long-term debt	2,125,366	183,779
Total current liabilities	4,621,777	1,187,282

Long-term liabilities
Long-term debt	—	583,616
Deferred tax liability	2,187,000	1,357,000
Deferred gain	32,822	84,970
Asset retirement obligations	492,305	462,496
Total long-term liabilities	2,712,127	2,488,082
Total liabilities	7,333,904	3,675,364
Commitments and contingencies (Note 8)
Minority interest	251,034	—
Stockholders’ equity
Common stock, par value $0.01 per share; 1,000,000 shares authorized; 1,200 shares issued	12	12
Additional paid-in capital	41,545	41,545
Retained earnings	11,148,410	9,934,091
Total stockholders’ equity	11,189,967	9,975,648
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$18,774,905	$13,651,012

See accompanying notes to these consolidated financial statements.

W.O. ENERGY OF NEVADA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Ten Months Ended September 30, 2005	Twelve Months Ended November 30, 2004
Operating Revenues:
Crude oil and natural gas sales	$11,096,840	$11,156,931

Operating Expenses:
Lease operating expenses	3,238,221	3,429,262
Production taxes	503,018	492,113
General and administrative	2,315,166	2,261,013
Accretion of asset retirement obligations	29,809	33,415
Depletion and depreciation	355,911	182,065
Total operating expenses	6,442,125	6,397,868
Operating Income	4,654,715	4,759,063

Other income (expenses):
Minority interest	24,283	—
Interest expense	(98,200)	(44,545)
Other income, net	218,572	55,450
Gain on sale of aircraft	593,306	—
Total other income	737,961	10,905
Income before income taxes	5,392,676	4,769,968
Current income tax provision	1,220,000	—
Deferred income tax provision	830,000	1,357,000
Net Income	$3,342,676	$3,412,968
Retained earnings, beginning of period	9,934,091	8,402,056
Distributions	(2,128,357)	(1,880,933)
Retained earnings, end of period	$11,148,410	$9,934,091

See accompanying notes to these consolidated financial statements.

W.O. ENERGY OF NEVADA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Ten Months Ended September 30, 2005	Twelve Months Ended November 30, 2004
Cash flow from operating activities:
Net income	$3,342,676	$3,412,968
Adjustments needed to reconcile to net cash flow provided by operating activities:
Accretion of asset retirement obligations	29,809	33,415
Depletion and depreciation	355,911	182,065
Deferred gain	(52,148)	(51,742)
Deferred income taxes	830,000	1,357,000
Change in accumulated value of officers’ life insurance	(9,951)	53,369
Minority interest in earnings of PetroWings	(24,283)	—
Gain on sale of aircraft	(593,306)	—
Equity in earnings of PetroWings	—	236,920
Changes in assets and liabilities relating to operations:
Accounts receivable	(54,557)	(733,083)
Accounts payable	29,035	(857,017)
Oil and gas sales payable	104,105	445,806
Income taxes payable	1,220,000	—
Other current assets and liabilities	123,611	397,329
Net cash provided by operating activities	5,300,902	4,477,030

Cash flow from investing activities:
Acquisition of oil and gas properties	(1,550,000)	—
Additions to oil and gas properties	(358,988)	(174,127)
Purchase of controlling interest of PetroWings, net of cash in partnership and minority interest	(73,503)	—
Contributions to PetroWings from minority interests	388,069	—
Advances to PetroWings	—	(63,860)
Proceeds from sale of aircraft	1,100,000	—
Hotel construction	(509,183)	—
Purchases of marketable securities—trading	(1,011,766)	—
Additions to fixed assets	(720,715)	(194,378)
Net cash used in investing activities	(2,736,086)	(432,365)

Cash flow from financing activities:
Borrowing under long-term debt	1,688,127	17,395
Repayments of long-term debt	(1,530,156)	(422,503)
Distributions	(2,128,357)	(1,880,933)
Net cash used in financing activities	(1,970,386)	(2,286,041)
Net increase in cash and cash equivalents	594,430	1,758,624
Cash and cash equivalents at beginning of period	2,650,638	892,014
Cash and cash equivalents at end of period	$3,245,068	$2,650,638

Supplemental disclosure of cash flow information:
Cash paid for interest	$98,200	$44,545

See accompanying notes to these consolidated financial statements.

W.O. ENERGY OF NEVADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of W.O. Energy of Nevada, Inc. (“WO Energy”) and its wholly owned subsidiaries include the accounts of WO Energy and its wholly owned subsidiaries, W.O. Operating Company, Ltd. (“WO Operating”), W.O. Production Company, Ltd., and W.O. Energy, Inc. W.O. Energy is a Nevada corporation.

WO Operating is WO Energy’s principal operating subsidiary. WO Energy is an independent oil and gas company based in Pampa, Texas. WO Energy is engaged in the acquisition, development and operation of oil and gas properties, which are presently located in the panhandle of Texas.

WO Operating was formed as a Texas limited liability company on November 14, 1996. The original formation was through a merger among commonly owned companies of its two principal individual owners—Miles O’ Loughlin and Scott White, effective on November 14, 1996.

WO Energy’s consolidated results also include investments in two limited partnerships—PetroWings Limited Partnership (“PetroWings”) and the Top of Texas Limited Partnership (“Top of Texas”). The primary purpose of PetroWings is to jointly participate in the operations of two aircraft. Our participation in PetroWings began in May 2001. Top of Texas was formerly known as the Pampans for Progress Limited Partnership (“Pampans LP”). At November 30, 2004, we had a 25% interest in Pampans LP. During 2005, we withdrew our investment from Pampans LP, primarily consisting of land, and formed Top of Texas, a wholly owned limited partnership. The primary purpose of Top of Texas is to acquire prime commercial property in Pampa, Texas and develop it into a hotel/motel complex.

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of WO Energy and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and gas reserves, which may affect the amount at which oil and gas properties are recorded. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities.

Depreciation and depletion of producing properties and related equipment is computed on the units-of-production method based on estimated proved oil and gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

At least annually, or more frequently, if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. If impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We have no significant unproved properties at November 30, 2004 or September 30, 2005. No impairment was necessary at November 30, 2004 or September 30, 2005.

Asset Retirement Obligation

Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of discount of the estimated liability is recorded as an expense in the statement of operations.

The following table describes the changes in our asset retirement obligations through September 30, 2005:

Balance, November 2003	$429,081
Accretion expense	33,415
Balance, November 30, 2004	462,496
Accretion expense	29,809
Balance, September 30, 2005	$492,305

Cash and Cash Equivalents

Cash equivalents are considered to be all highly liquid investments having an original maturity of three months or less. We place our cash deposits with high-quality financial institutions. At times, such deposits may exceed federally insured limits. As of September 30, 2005 and November 30, 2005, we had cash in banks in excess of federally insured limits of $2,839,124 and $2,450,638, respectively.

Accounts Receivable

Accounts receivable principally consists of oil and gas sales proceeds receivable, typically due within 30 and 60 days of oil and gas production, respectively. We require no collateral for such receivables, nor do we charge interest on past due balances. We periodically review receivables for collectibility and reduce the carrying amount of the receivables by an allowance. No such allowance was due at November 30, 2004 or September 30, 2005. As of November 30, 2004 and September 30, 2005, our accounts receivable were primarily held by three purchasers—one oil purchaser and two gas purchasers. At November 30, 2004, balances due from these three customers amounted to 36%, 45% and 18% of accounts receivable, respectively. At September 30, 2005, balances due from these three customers amounted to 53%, 25% and 22% of accounts receivable, respectively.

Marketable Securities—Trading

Our short-term investments consist primarily of investment grade debt and equity securities that are classified as “trading securities” in accordance with the provisions of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities trading securities. Under SFAS 115, we reported these short-term investments at fair value, with unrealized gains and losses included in our earnings. For the ten months ended September 30, 2005, we recorded an unrealized gain of $69,888.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.

As of November 30, 2004 and September 30, 2005, we sell our crude oil production to one independent purchaser and our natural gas production to two independent purchasers. During the twelve months ended November 30, 2004, sales to these three customers represented 55%, 23% and 21% of total operating revenue, respectively. During the ten months ended September 30, 2005, sales to these three customers represented 59%, 24% and 16% of total operating revenue, respectively.

Income Taxes

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities. These balances are measured using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, unless otherwise stated, as of September 30, 2005 and November 30, 2004. The carrying amount of long-term debt approximates market value due to the use of market interest rates. The marketable securities—trading are reported at market value, as previously discussed.

Recent Accounting Pronouncement

In April 2005, the FASB issued Staff Interpretation No. 19-1 (“FSP 19-1”) Accounting for Suspended Well Costs, which provides guidance on the accounting for exploratory well costs and proposes an amendment to FASB Statement No. 19 (“FASB 19”), Financial Accounting and Reporting by Oil and Gas Producing Companies. The guidance in FSP 19-1 applies to enterprises that use the successful efforts method of accounting as described in FASB 19. We do not expect the guidance contained in FSP 19-1 to have a material impact on our consolidated financial position, results of operations, or cash flows.

2.                 INVESTMENTS

PetroWings

We had a 40% interest in PetroWings through July 31, 2005. On August 1, 2005, we acquired the interest of one of our partners for $400,000, which increased our ownership percentage to 67%. Through November 30, 2004, we applied the equity method of accounting for this investment. During the twelve months ended November 30, 2004, our equity in the loss of PetroWings amounted to $236,920. Such amount is included in general and administrative expense on our statement of operations for that period because it represents our share of aircraft operating costs. Beginning August 1, 2005, our consolidated financial statements include a full consolidation of the PetroWings’ financial position and operating results. For the period from December 1, 2004 through July 31, 2005, our equity in the loss of PetroWings was insignificant. At September 30, 2005, our financial statements include PetroWings’ assets totaling $980,663.

Top of Texas

As previously discussed, we own 100% of the Top of Texas limited partnership as of September 30, 2005. At November 30, 2004, we had a 25% interest in Pampans for Progress, the predecessor to Top of Texas. We applied the equity method of accounting for this investment at November 30, 2004. During the ten months ended September 30, 2005, we spent approximately $509,000 to construct a hotel at this location, which increased the fixed asset value to approximately $613,000. At September 30, 2005, our consolidated financial statements include a full consolidation of the Top of Texas’ financial position and operating results. At November 30, 2004, we had an investment of $104,000 recorded in our consolidated balance sheet. The losses for the ten months ended September 30, 2005 and twelve months ended November 30, 2004 have been insignificant.

Soncy Road Property

WO Energy purchased 11.5 acres of prime commercial property in Amarillo, Texas. The property is located in close proximity to commercial retail, lodging and fine dining establishments. At September 30, 2005 and November 30, 2004, we had invested $597,699 in this property. The previous owner had requested an option to repurchase this property. This option expired in June 2005.

3.                 FIXED ASSETS

Our fixed assets consisted of the following.

	September 30, 2005	November 30, 2004
Drilling and workover rigs, and related equipment	$1,502,141	$1,343,071
Vehicles	1,522,939	1,257,544
Building	210,898	210,898
Aircraft	1,698,545	—
Land & hotel	613,183	—
Other	37,058	35,454
	5,584,764	2,846,967
Less: accumulated depreciation	(2,434,486)	(1,487,026)
Net fixed assets	$3,150,278	$1,359,941

The hotel had not been placed in service as of September 30, 2005. The remaining fixed assets are being depreciated over seven to twelve years, except the buildings are being depreciated over 40 years.

4.                 McMAHON ACQUISITION

During January 2005, we acquired oil and gas properties from McMahon Operating Company LC for $1,550,000. These properties are located in close proximity to our existing properties in the panhandle of Texas. The net reserves acquired were internally estimated to be oil reserves of 272,283 barrels and natural gas reserves of 1,151,670 mcf.

5.                 INCOME TAXES

Our income tax provision is as follows:

	September 30, 2005	November 30, 2004
Current
Federal	$1,092,000	$—
State	128,000	—
Total current income tax provision	1,220,000	—
Deferred
Federal	743,000	1,214,000
State	87,000	143,000
Total deferred income tax provision	830,000	1,357,000
Total income tax provision	$2,050,000	$1,357,000

Our income tax provision varies from the amount that would result from applying the federal statutory income tax rate to income before income taxes as follows:

	September 30, 2005	November 30, 2004
Income tax provision calculated using the federal statutory income tax rate	$1,834,000	$1,622,000
State income taxes	216,000	191,000
Adjustments to the valuation allowance	—	(456,000)
Total income tax provision	$2,050,000	$1,357,000

Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at September 30, 2005 and November 30, 2004. The following table summarizes our deferred tax liabilities.

	September 30, 2005	November 30, 2004
Asset retirement obligations	$24,000	$13,000
Net operating loss carryforwards	—	711,000
Total deferred tax assets	24,000	724,000
Deferred tax liabilities:
Depreciation, depletion and amortization	(2,211,000)	(2,081,000)
Net deferred tax liability	$(2,187,000)	$(1,357,000)

6.                 RELATED PARTY TRANSACTIONS

We entered into various related party transactions that did not pertain to our normal operations. Payments related to these transactions have been charged to shareholders’ equity totaling $97,781 for the ten months ended September, 30, 2005 and $119,364 for the twelve months ended November 30, 2004.

We currently lease our office building from our two principal individual owners—Miles O’Loughlin and Scott White. During the twelve months ended November 30, 2004, we paid $42,000 to our two principal owners. During the ten months ended September 30, 2005, we paid $35,000.

7.                 LONG-TERM DEBT

At November 30, 2004, our long-term debt balance of $767,395 consisted of a $750,000 bank loan and a $17,395 vehicle loan. The bank loan was secured by our oil and gas properties and the vehicle loan was secured by a specific vehicle. The bank loan had no required principal payments. Both loans are due on November 30, 2008. At November 30, 2004, the interest rates for the bank and vehicle loans were 4.75% and 8.17%, respectively.

At September 30, 2005, our long-term debt balance of $2,125,366 consisted of two bank loan balances of totaling $2,000,145 and vehicle loans totaling $125,221. The bank loans were secured by our oil and gas properties and the vehicle loans were secured by various vehicles. The two bank loans were due on November 30, 2008, required monthly payments of $54,000, and had a 7% interest rate at September 30, 2005. The vehicle loans had loan periods that varied from 36 to 60 months, required monthly payments of approximately $3,400, and had interest rates varying from 7.74% to 8.74% as of September 30, 2005.

As discussed in Note 9, all long-term debt balances were paid in full pursuant to our acquisition by Cano Petroleum, Inc.

8.                 COMMITMENTS AND CONTINGENCIES

Litigation

Occasionally, we are involved in various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters will have a material effect on our financial position or results of operations.

ONEOK Lawsuit

In the case styled “W.O. Operating Company, Ltd. v. ONEOK Texas Field Services, L.P.”, on April 15, 2002, W.O. Operating Company, Ltd. (“WO”) filed suit against ONEOK Texas Field Services, L.P. (“ONEOK”) for the recovery of underpayments for gas sold by WO to ONEOK under a gas purchase agreement. While currently undetermined, the damages claimed are expected to be in the range of $1,200,000 to $2,400,000. ONEOK has counterclaimed for overpayments under the gas purchase agreement in an approximate amount of $559,021. Discovery is ongoing and a trial date in the fall of 2006 is anticipated. Based on our current information, we can not readily determine a range for a possible loss, if any.

Leases

Our principle office building is subject to a non-cancelable operating lease that expires on October 1, 2011 with our two principal individual owners, as discussed in Note 6. The monthly lease payments are $3,500.

Future minimum rent payments under the lease are as follows:

For years ending November 30
2006	$42,000
2007	42,000
2008	42,000
2009	42,000
2010	42,000
Thereafter	38,500
$248,500

Rent expense under our noncancellable operating lease amounted to $35,000 for the ten months ended September 30, 2005 and $42,000 for the twelve months ended November 30, 2004

Other

To date, our expenditures to comply with environmental or safety regulations have not been significant and are not expected to be significant in the future. However, new regulations, enforcement policies, claims for damages or other events could result in significant future costs.

9.                 SUBSEQUENT EVENTS

On November 29, 2005, Cano Petroleum, Inc. (“Cano”) acquired all of our outstanding common stock for approximately $55.24 million. Certain assets and liabilities were distributed to or assumed by our stockholders prior to Cano’s acquisition. The purchase price consisted of approximately $47 million in cash and approximately $8.24 million in restricted shares of Cano common stock. $2 million of the cash portion of the purchase price was paid into an escrow account for a minimum of two years to cover potential indemnification payments by W.O. Energy. The approximate $8.24 million of Cano common stock resulted in the issuance of 1,791,320 shares to the sellers based on the average of the closing price of the Cano common stock on AMEX for the three trading days immediately prior to November 29, 2005, which was $4.60 per share. As part of this acquisition, all long-term debt was paid in full.

10.          SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

All of our operations are directly related to oil and gas producing activities located in the panhandle of Texas.

Capitalized Costs Relating to Oil and Gas Producing Activities

End of Period	September 30, 2005	November 30, 2004
Proved oil and gas properties	$9,215,308	$7,306,320
Less accumulated depletion and depreciation	(247,630)	(216,735)
Net Capitalized Costs	$8,967,678	$7,089,585

Costs Incurred in Oil and Gas Producing Activities

For the Period Ended	September 30, 2005	November 30, 2004
Acquisition of proved properties	$1,550,000	$—
Development costs	358,988	621,431
Total Costs Incurred	$1,908,988	$621,431

Results of Operations from Oil and Gas Producing Activities

For the Period Ended	September 30, 2005	November 30, 2004
Oil and gas revenues	$11,096,840	$11,156,931
Production costs	(3,238,221)	(3,429,262)
Production taxes	(503,018)	(492,113)
Depreciation and amortization	(342,568)	(169,033)
Accretion of asset retirement obligation	(29,809)	(33,415)
Results of operations before income taxes	6,983,224	7,033,108
Provision for income taxes	(2,653,625)	(2,672,581)
Results of Oil and Gas Producing Operations	$4,329,599	$4,360,527

Proved Reserves

Our proved oil and gas reserves have been estimated by independent petroleum engineers as of September 30, 2005, and internally estimated as of November 30, 2003 and 2004. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and gas properties; and changes in economic factors. Our proved reserves are summarized in the table below.

	Crude Oil	Natural Gas
	Bbls.	Mcf
Reserves at November 30, 2003	3,120,330	13,770,610
Revisions of prior estimates	19,792,430	21,753,890
Production	(164,460)	(725,810)
Reserves at November 30, 2004	22,748,300	34,798,690

Proved producing reserves	2,965,400	15,015,790

Reserves at November 30, 2004	22,748,300	34,798,690
Revisions of prior estimates	1,252,957	27,000,920
Purchases of minerals in place	272,283	1,151,670
Production	(156,350)	(791,690)
Reserves at September 30, 2005	24,117,190	62,159,590

Proved producing reserves	2,864,310	13,277,980

Standardized Measure

The standardized measure of discounted future net cash flows (“standardized measure”) and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate.

As of September 30, 2005 and November 30, 2004, estimated well abandonment costs, net of salvage, are deducted from the standardized measure using year-end costs. Such abandonment costs are recorded as a liability on the consolidated balance sheet, using estimated values at the projected abandonment date and discounted using a risk-adjusted rate at the time the well is drilled or acquired.

The standardized measure does not represent management’s estimate of our future cash flows or the value of proved oil and gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of higher prices resulting in extended economic lives of proved reserves and significant amounts of proved undeveloped reserves becoming economic, as well as increased development activities.

The standardized measure of discounted future net cash flows related to proved crude oil and natural gas reserves at September 30, 2005 and November 30, 2004 is as follows:

Standardized Measure of Discounted Future Net Cash Flows:

	2005	2004
Future cash inflows	$2,303,000,000	$1,301,000,000
Future production and development costs	(822,800,000)	(734,400,000)
Future income tax expenses	(559,500,000)	(213,200,000)
Future net cash flows	920,700,000	353,400,000
10% annual discount	(635,900,000)	(305,900,000)
Standardized measure of discounted future net cash flows	$284,800,000	$47,500,000

The primary changes in the standardized measure of discounted future net cash flows for the ten months ended September 30, 2005 and twelve months ended November 30, 2004 are as follows:

Changes in Standardized Measure of Discounted Future Net Cash Flows:

	2005	2004
Balance at beginning of year	$47,500,000	$15,800,000
Net changes in prices and production costs	206,600,000	12,000,000
Net changes in future development costs	400,000	(23,400,000)
Sales of oil and gas produced, net	(7,400,000)	(7,200,000)
Purchases of reserves	12,300,000	—
Extensions and discoveries	—	—
Revisions of previous quantity estimates	87,500,000	109,700,000
Previously estimated development costs incurred	300,000	200,000
Net change in income taxes	(113,600,000)	(54,500,000)
Accretion of discount	10,100,000	3,300,000
Other	41,100,000	(8,400,000)
Balance at end of year	$284,800,000	$47,500,000

At November 30, 2004 and September 30, 2005, our proved reserve amounts include proved undeveloped reserves that represent 81% and 85%, respectively, of our total proved reserves. The proved undeveloped reserves pertain to a major waterflood implementation that is estimated to cost $120 million.

********************

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cano Petroleum, Inc.
Fort Worth, Texas

We have audited the accompanying Historical Summaries of Revenues and Direct Operating Expenses of Properties Acquired by Pantwist, LLC., a wholly-owned subsidiary of Cano Petroleum, Inc., for the years ended December 31, 2005 and 2004 (“Historical Summaries”). The Historical Summaries are the responsibility of the management of Pantwist, LLC. Our responsibility is to express an opinion on the Historical Summaries based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summaries presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of the properties’ revenues and expenses.

In our opinion, the Historical Summaries referred to above present fairly, in all material respects, the revenues and direct operating expenses of the properties acquired by Pantwist, LLC in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

July 7, 2006
Dallas, Texas

HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING EXPENSES
OF PROPERTIES ACQUIRED BY PANTWIST, LLC.

	(Unaudited)
	Quarter Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004
Oil and Gas Sales	$1,984,789	$1,610,600	$7,808,101	$6,194,560
Direct Operating Expenses	595,341	597,196	2,891,451	2,394,583
Net Revenue	$1,389,448	$1,013,404	$4,916,650	$3,799,977

See Notes to Historical Summaries

NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
EXPENSES OF PROPERTIES ACQUIRED BY PANTWIST, LLC.

1.                 BASIS OF PREPARATION

The accompanying historical summaries of revenues and direct operating expenses relate to the operations of certain crude oil and natural gas properties in the Panhandle Field located in Texas that were acquired by Pantwist, LLC. (“Pantwist”) on April 28, 2006. Pantwist is a wholly-owned subsidiary of Cano Petroleum, Inc. (“Cano”). The acquired properties are referred to herein as the Pantwist Properties.

Revenue is recognized when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. All transportation costs are accounted for as a reduction of crude oil and natural gas sales revenue.

As of December 31, 2005 and 2004, crude oil production was sold to primarily one independent purchaser and natural gas production was sold to primarily two independent purchasers. During the twelve months ended December 31, 2005, crude oil and natural gas sales represented to these customers 39% and 61% of total operating revenue, respectively. During the twelve months ended December 30, 2004, sales to these three customers represented 41% and 59% of total operating revenue, respectively.

Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease operating expenses and production taxes. Depreciation and amortization of oil properties, general and administrative expenses and income taxes have been excluded from operating expenses in the accompanying historical summaries because the amounts would not be comparable to those resulting from proposed future operations.

The historical summaries presented herein were prepared for the purpose of complying with the financial statement requirements of a business acquisition.

The historical summaries for the three months ended March 31, 2006 and 2005 included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The historical summaries reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2006.

2.                 RELATED PARTY TRANSACTIONS

The properties were operated by the sellers during the years ended December 31, 2005 and 2004. During those years, the sellers charged the properties overhead amounting to approximately $105,000 and $108,000, respectively. The amount of overhead charged to the properties for the unaudited three-month periods ended March 31, 2006 and 2005 were $30,054 and $26,502, respectively. Such overhead charges are included in direct operating expenses.

3.                 SUPPLEMENTAL INFORMATION ON OIL AND GAS RESERVES (UNAUDITED)

All of the operations of the Pantwist Properties are directly related to crude oil and natural gas producing activities located in the panhandle of Texas.

The Pantwist Properties’ proved crude oil and natural gas reserves have been estimated by independent petroleum engineers. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and gas properties; and changes in economic factors. Pantwist’s proved reserves are summarized in the table below.

	Crude Oil	Natural Gas
	Bbls.	Mcf
Reserves at December 31, 2003	3,935,130	13,479,200
Revisions of previous estimates	543,422	745,038
Production	(64,722)	(547,148)
Reserves at December 31, 2004	4,413,830	13,677,090

Proved developed producing reserves	760,940	8,947,760

	Crude Oil	Natural Gas
	Bbls.	Mcf
Reserves at December 31, 2004	4,413,830	13,677,090
Revisions of previous estimates	417,203	777,802
Production	(62,873)	(501,032)
Reserves at December 31, 2005	4,768,160	13,953,860

Proved developed producing reserves	732,330	8,989,980

Standardized Measure

The standardized measure of discounted future net cash flows (“standardized measure”) and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for crude oil and natural gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% discount rate.

The standardized measure does not represent management’s estimate of our future cash flows or the value of proved crude oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of higher prices resulting in extended economic lives of proved reserves and significant amounts of proved undeveloped reserves becoming economic, as well as increased development activities.

The standardized measure of discounted future net cash flows related to proved crude oil and natural gas reserves at December 31, 2005 and 2004 is as follows:

Standardized Measure of Discounted Future Net Cash Flows:

	2005	2004
Future cash inflows	$439,000,000	$290,300,000
Future production and development costs	(134,100,000)	(111,100,000)
Future income taxes	(106,300,000)	(58,700,000)
Future net cash flows	198,600,000	120,500,000
10% annual discount	(149,000,000)	(93,000,000)
Standardized measure of discounted future net cash flows	$49,600,000	$27,500,000

The primary changes in the standardized measure of discounted future net cash flows for the twelve months ended December 31, 2005 and 2004 are as follows:

Changes in Standardized Measure of Discounted Future Net Cash Flows:

	2005	2004
Balance at beginning of year	$27,500,000	$19,000,000
Net changes in prices and production costs	29,400,000	10,700,000
Net changes in future development costs	(1,500,000)	(1,000,000)
Sales of oil and gas produced, net	(4,900,000)	(3,800,000)
Revisions of previous quantity estimates	6,700,000	4,800,000
Net change in income taxes	(12,700,000)	(6,400,000)
Accretion of discount	4,400,000	2,900,000
Other	700,000	1,300,000
Balance at end of year	$49,600,000	$27,500,000

At December 31, 2005 and 2004, the Pantwist Properties’ proved reserve amounts include proved undeveloped reserves that represent 69% and 66%, respectively, of their total proved reserves. The proved undeveloped reserves pertain to a major waterflood implementation that is estimated to cost $22 million.

CANO PETROLEUM, INC.
UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements were prepared to present the effect of the following transactions:

•                     The release of 2,505,025 restricted shares from escrow during July 2005.

•                     The issuance of 4,703,864 shares of common stock during September 2005.

•                     The acquisition of W.O. Energy of Nevada, Inc. (“WO Energy”) on November 29, 2005 for approximately $57.6 million.

•                     The acquisition of certain crude oil and natural gas properties located in the Panhandle Field (the “Pantwist Properties”) by a wholly-owned subsidiary of Cano, Pantwist, LLC. (“Pantwist”) on April 28, 2006 for approximately $23.4 million.

•                     The sale on September 6, 2006, in a private placement of 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share (the three day average closing price of the stock prior to the execution of the definitive agreements) plus a warrant component. Gross proceeds from the transactions are $80.9 million, of which $49.1 million is preferred stock and common stock is $31.8 million. Net proceeds from the private placement were $76.3 million after deducting for issuance costs of $4.6 million

The unaudited consolidated balance sheet of Cano as of March 31, 2007, presented in this prospectus on page F-2, gives effect to the transactions listed above. The issuance of preferred stock is accounted for as temporary equity.

The unaudited pro forma combined statement of operations of Cano for the year ended June 30, 2006 gives effect to all the transactions listed above as if they had occurred on July 1, 2005.

The unaudited pro forma combined statement of operations for the twelve months ended June 30, 2006 includes:

•                     Cano’s historic results of operations for the twelve months ended June 30, 2006,

•                     WO Energy’s historic results of operations for the five months ended November 30, 2005, and

•                     The historic results of operations for the ten months ended April 30, 2006 of the properties acquired by Pantwist on April 28, 2006.

The unaudited pro forma combined statement of operations of Cano for the nine months ended March 31, 2007, gives effect to the private placement in September 2006 as if it occurred on July 1, 2006.

The unaudited pro forma combined financial statements of Cano have been included as required by the rules of the Securities and Exchange Commission and are provided for comparative purposes only.

The unaudited pro forma combined financial statements of Cano should be read in conjunction with the historical financial statements of Cano, WO Energy and the Pantwist Properties and the related notes thereto. The unaudited pro forma combined financial statements of Cano are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma combined financial statements, and the actual recording of the transactions could differ. The unaudited pro forma combined financial statements of Cano are not necessarily indicative of the financial results that would have occurred had the acquisition been effective on and as of the dates indicated and should not be viewed as indicative of operations in the future.

UNAUDITED PRO FORMA COMBINED
STATEMENTS OF OPERATIONS
Twelve Months Ended June 30, 2006

		WO Energy	Pantwist
	Cano	Historical Amounts	Historical Amounts			Combined
	Petroleum	(five months ended	(ten months ended	Pro Forma		Pro Forma
	Historical Amounts	November 30, 2005)	April 30, 2006)	Adjustments		Adjustments
Operating Revenues:
Crude oil and natural gas sales	$18,407,786	$6,001,674	$7,020,258	$—		$31,429,718
Operating Expenses:
Lease operating expenses	6,865,515	1,951,514	2,361,769	—		11,178,798
Production and ad valorem taxes	1,295,420	272,054	—	—		1,567,474
General and administrative	7,223,050	1,157,583	—	(757,583	)(a)	7,623,050
Deferred compensation expense	570,523	—	—	—		570,523
Accretion of asset retirement obligations	107,733	14,905	—	4,403	(b)	127,041
Depletion and depreciation	1,958,651	177,955	—	648,073	(c)	3,668,519
				883,840	(d)
Total operating expenses	18,020,892	3,574,011	2,361,769	778,733		24,735,405
Income (loss) from operations	386,894	2,427,663	4,658,489	(778,733)		6,694,313
Other income (expenses):
Unrealized loss on hedge contracts	(3,245,588)	—	—	—		(3,245,588)
Interest expense	(2,608,197)	(49,100)	—	2,657,297	(e)	—
Interest income and deductions, net	124,467	109,286	—	—		233,753
Total other income (expenses)	(5,729,318)	60,186	—	2,657,297		(3,011,835)
Income (loss) before income taxes	(5,342,424)	2,487,849	4,658,489	1,878,564		3,682,478
Income tax provision (benefit)	(3,498,000)	949,997	—	2,208,719	(f)	(339,284)
Net income (loss)	(1,844,424)	1,537,852	4,658,489	(330,155)		4,021,762
Preferred stock dividend	—	—	—	3,867,885	(g)	3,867,885
Net income (loss) applicable to common stock	$(1,844,424)	$1,537,852	$4,658,489	$(4,198,040)		$153,877
Net income (loss) per share—basic	$(0.08)					$0.00
Net income (loss) per share—diluted	$(0.08)					$0.00
Weighted average common shares outstanding
Basic and diluted	22,364,099			8,547,281	(h)	30,911,380
Diluted	22,364,099			11,688,289	(i)	34,052,388

See notes to Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS
Nine Months Ended March 31, 2007

	Cano			Combined
	Petroleum	Pro Forma		Pro Forma
	Hist. Amts.	Adjustments		Amounts
Operating Revenues:
Crude oil and natural gas sales	$21,984,336	$—		$21,984,336

Operating Expenses:
Lease operating expenses	8,487,702	—		8,487,702
Production and ad valorem taxes	1,834,482	—		1,834,482
General and administrative	8,890,387	—		8,890,387
Accretion of asset retirement obligations	103,136	—		103,136
Depletion and depreciation	3,197,482	—		3,197,482
Total operating expenses	22,513,189	—		22,513,189
Income (loss) from operations	(528,853)	—		(528,853)

Other income (expenses):
Interest expense	(2,413,673)	1,382,248	(e)	(1,031,425)
Unrealized gain on hedge contracts	(1,790,036)	—		(1,790,036)
Interest income and deductions, net	106,366	—		106,366
Total other income (expenses)	(4,097,343)	1,382,248		(2,715,095)

Income (loss) before income taxes	(4,626,196)	1,382,248		(3,243,948)

Income tax expense (benefit)	(1,622,000)	483,787	(f)	(1,138,213)

Net income (loss)	(3,004,196)	898,461		(2,105,735)

Preferred stock dividend	2,202,545	698,367	(g)	2,900,912
Net loss applicable to common stock	$(5,206,741)	$200,094		$(5,006,647)
Net loss per share—basic and diluted	$(0.17)			$(0.16)

Weighted average common shares outstanding
Basic and diluted	30,034,414			30,911,380

See notes to Unaudited Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS

(a)           General and administrative expenses of WO Energy are expected to be $80,000 monthly, or $960,000 annually. The adjustment to reduce WO Energy’s G&A expenses by $757,583 is to reflect the $400,000 estimated amount for the five months ended November 30, 2005.

(b)           To record ten months of expense for accretion of asset retirement obligations at Pantwist.

(c)           To adjust depletion and depreciation expense for the WO Energy properties as if the acquisition had occurred on July 1, 2005. For the five months ended November 30, 2005, the adjustment amount is approximately $648,000.

(d)           To adjust depletion and depreciation expense for the Pantwist properties as if the acquisition had occurred on July 1, 2005. For the ten months ended April 30, 2006, the adjustment amount is $883,840.

(e)           To reverse interest expense incurred through the twelve months ended June 30, 2006 and three months ended September 30, 2006 since debt was fully repaid with net proceeds from private placement. The remaining interest expense for the nine months ended March 31, 2007 of $1,031,425 is comprised of the $509,011 for the write-off of unamortized debt issuance costs that would not have been avoided had we repaid our debt on July 1, 2006 and $522,414 of interest costs incurred on debt after the repayment in full.

(f)            The income tax provision (benefit) is based on an effective income tax rate of 35%.

(g)           To record annual dividend of approximately $3.9 million based on the 7.875% dividend rate applied to the preferred stock totaling $49.1 million. For a nine month period, the dividend amounts to approximately $2,901,000.

(h)           The basic earnings (loss) per share calculation is based on 30,911,380 shares, which is the sum of:

1.             24,327,133 shares, which represents the amount of issued shares as of June 30, 2006 totaling 26,987,941 less 2,660,808 shares held in escrow that could vest to individuals based on achieving certain employment and performance goals, and

2.             6,584,247 shares of common stock issued in the private placement previously discussed.

(i)            The diluted earnings (loss) per share calculation is based on 34,052,388 shares, which is the sum of basic shares totaling 30,911,380; the aforementioned performance shares totaling 2,660,808 shares held in escrow; and warrants and options totaling 480,200 shares pursuant to applying the treasury stock method for computing dilutive earnings per share. The common shares underlying the preferred stock are anti-dilutive and, therefore, are not included in diluted shares.

The basic and diluted shares of 30,911,380 and 34,052,388 shares, respectively, contemplates all transactions involving common stock were completed by July 1, 2005 and 2006. This adjustment records the incremental impact, of the transactions listed in the introductory paragraphs to these unaudited pro forma combined financial statements, on our weighted average common shares outstanding.

The purchase price calculation and allocation for Pantwist is subject to changes based on financial activity that may occur after June 30, 2006 and the fair market valuation of oil and gas properties. These amounts are expected to be finalized within one year.

**************

3,161,864
Shares of
Common Stock

PROSPECTUS

The date of this prospectus is June 22, 2007